Confidential draft No. 2 as submitted confidentially to the U.S. Securities and Exchange Commission on July 15, 2025. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[    ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________________

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

____________________________________________

Farlong Holding Corporation
(Exact name of registrant as specified in its charter)

____________________________________________

Nevada	2833	99-1138388
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4010 Valley Blvd, Suite 101
Walnut, California 91789
(909) 468-9215
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

____________________________________________

Jackson Kwok
Chief Executive Officer
Farlong Holding Corporation
4010 Valley Blvd, Suite 101
Walnut, California 91789
(909) 468-9215
(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________________________________

Copies to:

Ying Li, Esq. Brian B. Margolis, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 (212) 530-2206	Fang Liu, Esq. VCL Law LLP 1945 Old Gallows Road, Suite 260 Vienna, VA 22182 (703) 919-7285

____________________________________________

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our interim financial statements for the six months ended March 31, 2025 and 2024 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend this registration statement to include all financial information required by Regulation S-X at the date of such amendment before publicly filing this registration statement.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities nor may we accept offers to buy these securities until the registration statement filed with the U.S. Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED [ ], 2025

[          ] Shares of Common Stock

Farlong Holding Corporation

This is a firm commitment initial public offering of shares of common stock of Farlong Holding Corporation, par value $0.0001 per share.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $[    ] and $[    ] per share. We have reserved the symbol “[    ]” for purposes of listing our common stock on the Nasdaq Capital Market (“Nasdaq”) and plan to apply to list our common stock on Nasdaq. At this time, Nasdaq has not yet approved our application to list our common stock. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our common stock will be approved for listing on Nasdaq.

Additionally, we are, and following the completion of this offering will continue to be, a “controlled company” as defined under Nasdaq Marketplace Rules 5615(c). Our shareholders prior to the completion of this offering, KML Family Trust and KMA Trust, will hold [    ]% and [    ]% of our issued and outstanding shares of common stock, respectively, immediately after the consummation of this offering, assuming the sale of [        ] shares of common stock we are offering, and no exercise of the underwriters’ over-allotment option. As a result, Karin Mei Huang, as the beneficial owner of the shares held by KMA Trust and KML Family Trust, will be able to exercise [    ]% of the aggregate voting power of our issued and outstanding shares of common stock and will be able to determine all matters requiring approval by our stockholders, immediately after the consummation of this offering. For further information, see “Principal Stockholders.” We do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the Nasdaq Marketplace Rules. However, our decision not to rely on the “controlled company” exemption could change. See “Risk Factors” and “Management — Controlled Company.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10 of this prospectus.

	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Initial public offering price of common stock	$	$	$
Underwriters’ discounts(1)	$	$	$
Proceeds to our company before expenses(2)	$	$	$

____________

(1)      Represents underwriting discounts equal to 6.5% per share of common stock. See “Underwriting” for additional information regarding total underwriter compensation.

(2)      We have granted the underwriters an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of shares of common stock to be offered by us pursuant to this offering (excluding shares of common stock subject to this option), solely for the purpose of covering over-allotments, if any, at the public offering price less the underwriting discounts. If the underwriters exercise the option in full, the total underwriting discounts payable will be $[    ], based on an assumed public offering price of $[    ] per share of common stock, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and the total gross proceeds to us, before underwriting discounts and expenses, will be $[    ]. See “Expenses Relating to this Offering” for the total estimated expenses related to this offering.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock against payment as set forth under “Underwriting,” on or about [    ], 2025.

Sole Book-Running Manager

US Tiger Securities, Inc.

The date of this prospectus is            , 2025.

i

About This Prospectus

No dealer, salesperson, or other individual has been authorized to give any information or to make any representation other than those contained in this prospectus in connection with the offer made by this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us. You should rely only on the information contained in this prospectus or in any related free writing prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

For investors outside the United States:    We and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.

Our logo and some of our trademarks and tradenames are used in this prospectus. This prospectus also includes trademarks, tradenames, and service marks that are the property of others. Solely for convenience, trademarks, tradenames, and service marks referred to in this prospectus may appear without the ®, ™, and SM symbols. References to our trademarks, tradenames, and service marks are not intended to indicate in any way that we will not assert to the fullest extent under applicable law our rights or the rights of the applicable licensors if any, nor that respective owners to other intellectual property rights will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, reports by market research firms, or other independent sources that we believe to be reliable sources; and we have not commissioned any of the market or survey data that is presented in this prospectus. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosures contained in this prospectus, and we believe these industry publications and third-party research surveys, and studies are reliable. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors” beginning on page 10 of this prospectus. These and other factors could cause our future performance to differ materially from our assumptions and estimates. Some market and other data included herein, as well as the data of competitors as they relate to Farlong Holding Corporation, is also based on our good faith estimates. See “Cautionary Note Regarding Forward-Looking Statements.”

Certain Definitions

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “City of Hope” are to Beckman Research Institute of the City of Hope, a California non-profit public benefit corporation;

•        “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•        “Farlong,” “we,” “us,” “our,” “our Company,” and the “Company” are to Farlong Holding Corporation, and its consolidated subsidiaries, as the case may be;

•        “Longstar” are to Longstar Healthpro, Inc., formerly known as Longstar International Inc., a California corporation which is wholly owned by the Company and doing business as Farlong Pharmaceutical and Farlong Nutraceutical;

•        “pre-registered healthcare providers” are to clinicians whose contact information and professional credentials have been entered into our DirecTCM platform — either because they (i) created an account themselves, (ii) were invited by a distributor, or (iii) were imported during bulk onboarding of a clinic or hospital group. Pre-registration does not mean that the provider is actively using the platform;

ii

•        “SEC” or the “Commission” are to the United States Securities and Exchange Commission;

•        “Securities Act” are to the Securities Act of 1933, as amended;

•        “SKUs” are to stock keeping units. SKUs refers to the total sellable units we offered in the fiscal year after accounting for multiple package sizes, capsule counts, and brand labels for the underlying finished product formulations. For example, the Muscle REx BioPrecision formulation appears as five separate SKUs (five brand labels), and each of the legacy formulations likewise may have one or more SKUs depending on the packaging size; and

•        “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Glossary of Industry Terms

The following are abbreviations, acronyms, and definitions of certain terms used in this document, which are commonly used in our industry:

“cGMP” means current good manufacturing practice regulations promulgated by the FDA under the authority of the FFFDCA. These regulations, which have the force of law, require that manufacturers, processors, and packagers of drugs, medical devices, dietary supplements, some food, and blood take proactive steps to ensure that their products are safe, pure, and effective.

“DSHEA” means the Dietary Supplement Health and Education Act of 1994, which amended the FFDCA to establish a framework governing the composition, safety, labeling, manufacturing, and marketing of dietary supplements.

“EPA” means the U.S. Environmental Protection Agency.

“FDA” means the U.S. Food and Drug Administration.

“FFDCA” means the Federal Food, Drug and Cosmetic Act, which is a set of U.S. laws passed by Congress in 1938 giving authority to the FDA to oversee the safety of food, drugs, medical devices, and cosmetics.

“FSMA” means the FDA Food Safety Modernization Act.

“FTC” means the U.S. Federal Trade Commission.

“FTC Act” means the Federal Trade Commission Act.

“GRAS” means Generally Recognized As Safe.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, which has the goal of making it easier for people to keep health insurance, protect the confidentiality and security of healthcare information and help the healthcare industry control administrative costs.

“Individually identifiable health information” is defined by HIPPA to mean information that is a subset of health information, including demographic information collected from an individual, and: (1) is created or received by a health care provider, health plan, employer, or health care clearinghouse; and (2) relates to the past, present, or future physical or mental health or condition of an individual; the provision of health care to an individual; or the past, present, or future payment for the provision of health care to an individual; and (a) that identifies the individual; or (b) with respect to which there is reasonable basis to believe the information can be used to identify the individual.

“Mg” means milligrams.

“OFCR” means the Office for Civil Rights of the U.S. Department of Health and Human Services, which administers the privacy aspects of HIPAA.

“PII” means personal identifiable information.

“TCM” means Traditional Chinese Medicine, which is a holistic health system developed over thousands of years, focusing on using natural, plant-based herbal formulations to support wellness. TCM aims to enhance health through a natural, plant-based approach.

iii

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” section and our historical financial statements and the notes thereto, each included elsewhere in this prospectus, before deciding whether to buy our common stock.

Overview

Our Company

We are a science-driven healthcare and wellness company pioneering innovative solutions and personalized health approaches. Our vertically integrated brands provide actionable insights and personalized healthcare data, products, and services to help individuals proactively improve and maintain their health.

We develop product formulations and engage contract manufacturers to produce our proprietary supplements, which we then market and distribute. Our brands engage in the sale of dietary supplements, encompassing herbal products through various sales arrangements.

We are dedicated to providing authentic and personalized health solutions that meet a high standard of quality and consumer trust. We work to empower individuals with the knowledge, tools, and solutions needed to lead a life of optimal health and wellness.

Founded on the principles of combining traditional herbal knowledge with contemporary scientific techniques, we are working toward self-affirmed GRAS conclusions for the principal botanical ingredients used in our dietary supplement line. Under the FFDCA, a substance is GRAS for a particular use when qualified experts conclude that the substance is safe under the conditions of its intended use, and that conclusion is supported by publicly available scientific evidence. The FDA does not “approve” GRAS status; instead, a company may (i) self-affirm that its ingredient is GRAS or (ii) voluntarily submit a GRAS notice for FDA review. To date, we have employed the self-affirmation pathway for the following ingredients, each of which is present in one or more of our BioPrecision supplements:

•        Notoginseng (Panax notoginseng) saponin extract;

•        Breviscapine (Erigeron breviscapus) flavonoid extract;

•        Polygonum capitatum extract;

•        Innerpure formulation; and

•        Rodgersia sambucifolia Hemsl. Extract.

Self-affirmation has been completed with the assistance of independent toxicologists and in accordance with FDA guidance; however, the FDA has not reviewed nor confirmed these GRAS conclusions. No other ingredients or finished products in our current portfolio have been evaluated under the GRAS framework, and none of our products are the subject of an FDA “no-questions” letter. Our products are dietary supplements which are not approved by the FDA and are not intended to diagnose, treat, cure, or prevent any disease.

The small-scale, exploratory clinical studies we sponsor are being run entirely outside the purview of the U.S. FDA’s investigational-drug framework:

•        they do not involve the administration of an “investigational new drug”;

•        they are not being conducted pursuant to an Investigational New Drug Application (“IND”);

•        we have not filed, and do not presently intend to file, an IND or any other drug-related submission with the FDA; and

•        the studies are not designed to serve as, or to be included in, an FDA drug-approval dossier.

Accordingly, while our finished products must comply with the DSHEA and the FFDCA, none of our products described in this prospectus are regulated by the FDA as prescription or over-the-counter drugs. Our regulatory objective is limited to marketing our formulations in the United States as dietary supplements, for which “FDA approval” is neither required nor available. Therefore, we have not submitted an IND to the FDA nor liaised with the FDA in relation to any trials conducted as of the date of this prospectus and none of our products is regulated by the FDA.

Our current distribution channels consist of (i) our DirecTCM platform; (ii) online stores through our official website and various e-commerce websites, such as Amazon.com and Walmart.com; and (iii) B2B wholesale in the clinics or medicine centers, and OEM specialist sales lines, such as the franchise centers. Our DirecTCM platform was officially launched in May 2025. As of June 30, 2025, our DirecTCM platform had approximately 30,000 pre-registered healthcare providers. We had 75 active healthcare providers on our DirecTCM platform as of June 30, 2025, which accounted for 0.25% of all pre-registered healthcare providers on our DirecTCM platform. The active healthcare providers refer to those healthcare providers who logged into our DirecTCM platform more than one time in the past 90 days (from April 1, 2025 to June 30, 2025) and used at least one clinical-decision or ordering feature on our DirecTCM platform as of June 30, 2025.

According to an optional self-reported survey on our DirecTCM platform, the active healthcare providers each see a median of 20 patients per day, roughly 420 patients per month. Therefore, 75 active healthcare providers in total represent an estimated 31,500 patients encountered per month. Our DirecTCM platform did not generate any revenue before its launch. Orders initiated directly through our DirecTCM platform (either by healthcare providers or by patients using healthcare provider-generated codes) accounted for approximately $80,000, or 48.68%, of our total revenue of approximately $165,000 for the three months ended June 30, 2025.

Our Strengths

We believe the following strengths are essential for our success and differentiate us from our competitors:

•        Proprietary technology and intellectual property;

•        Established brand;

•        Large and growing customer base;

•        Experienced management team with strong financial and operational expertise; and

•        Innovative culture, and research and development (“R&D”) capabilities.

Growth Strategies

We intend to develop our business and strengthen our brand loyalty by implementing the following strategies:

•        Expansion plans on DirecTCM platform and products;

•        Investment in technology and R&D; and

•        Plans for growing our business.

Organizational Structure

We were incorporated under the laws of the State of Nevada as a corporation in October 2023. For more details on our corporate history, please refer to “Business — Corporate History and Structure.”

The following diagram illustrates our corporate structure as of the date of this prospectus and upon completion of our initial public offering (“IPO”) based on a proposed number of [    ] shares of common stock being offered, assuming no exercise of the underwriters’ over-allotment option.

Pre/Post IPO Percentage
KMA Trust(1)
KML Family Trust(2)
Public Stockholders
20%/[*]%
80%/[*]%
0%/[*]%
Farlong Holding Corporation Nevada, 2023
100%
Longstar Healthpro, Inc. California, 1999

____________

Note:

(1)      Represents 8,000,000 shares of our common stock held by KMA Trust as of the date of this prospectus. The trustee of KMA Trust is Karin Mei Huang.

(2)      Represents 32,000,000 shares of our common stock held by KML Family Trust as of the date of this prospectus. The trustees of KML Family Trust are Karin Mei Huang and her husband, Lipin Zeng.

Corporate Information

Our principal executive office is located at 4010 Valley Blvd, Suite 101, Walnut, California 91789. Our telephone number is (909) 468-9215 and our principal website addresses are www.Farlong.com and www.DirecTCM.com. The information contained in, or that can be accessed through, our websites is not incorporated by reference into, and is not part of, this prospectus.

Summary of Risk Factors

Investing in our common stock involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our common stock. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Operational Risks (for a more detailed discussion, see “Risk Factors — Operational Risks” beginning on page 10 of this prospectus)

Risks and uncertainties related to our operations include, but are not limited to, the following:

•        We have had significant accumulated deficits as of September 30, 2024, which raises substantial doubt about our ability to continue as a going concern (see page 10 of this prospectus);

•        We will need additional capital, which may not be available on commercially acceptable terms, if at all (see page 10 of this prospectus);

•        Our operating results may vary considerably in the future, making it challenging to forecast our future performance and potentially causing our results to fall short of expectations or any guidance we provide (see page 11 of this prospectus);

•        Failing to maintain high-quality standards for our products and services could harm our business and damage our reputation (see page 12 of this prospectus);

•        A significant amount of our revenue and purchases have historically been due to only a small number of customers and vendors, respectively, and if we were to lose any material customer or vendor, our results of operations could be adversely affected (see page 12 of this prospectus);

•        Customer demand is difficult to forecast accurately, and as a result we may be unable to make planning and spending decisions to match such demand (see page 12 of this prospectus);

•        Increases in ingredient costs, long lead times, supply shortages, and changes could disrupt our supply chain and negatively impact our business, financial condition, and operating results (see page 13 of this prospectus);

•        We may allocate our limited resources to pursue particular products or services and may fail to capitalize on products or services that may be more profitable or for which there is a greater likelihood of success (see page 13 of this prospectus);

•        We may be subject to inventory spoliation (see page 13 of this prospectus);

•        Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business (see page 13 of this prospectus);

•        In the future, we may need licenses for third-party technology that could be unavailable or only offered on commercially unreasonable terms, potentially increasing our costs or causing unforeseen adverse effects (see page 13 of this prospectus);

•        Due to the high costs and uncertainty of litigation, we may not be able to enforce our intellectual property rights against third parties (see page 13 of this prospectus);

•        We may struggle to partner with others for technological advancements and new products and services (see page 14 of this prospectus);

•        Our use of “open source” software could subject our proprietary software to general release, hinder our product sales, and expose us to potential litigation (see page 14 of this prospectus);

•        Our business is exposed to risks associated with credit card and other online payment chargebacks and fraud (see page 14 of this prospectus);

•        We face risks associated with our return policy and warranty (see page 15 of this prospectus);

•        Our use of clinical studies presents inherent risks (see page 15 of this prospectus);

•        Our business depends on our brands, and any failure to maintain, protect, or enhance our brands, including as a result of events outside our control, could materially and adversely affect our business, financial condition, and results of operations (see page 16 of this prospectus);

•        We source ingredients for our products from foreign suppliers and face risks related to international trade and importation (see page 16 of this prospectus);

•        A substantial portion of our sales relies on distributors and health professionals, over whom we have limited control. If these relationships deteriorate, or if these parties fail to sell our products, harm our reputation, or fail to comply with regulations, our business, financial condition, and results of operations could be materially and adversely affected (see page 17 of this prospectus);

•        We rely upon independent third-party transportation providers for all of our product shipments and are subject to increased shipping costs as well as the potential inability of our third-party transportation providers to deliver on a timely basis (see page 17 of this prospectus);

•        Failure to protect our intellectual property rights could adversely affect our business (see page 18 of this prospectus);

•        Third parties may claim that we infringe their proprietary intellectual property rights, which could cause us to incur significant legal expenses and prevent us from promoting our products (see page 19 of this prospectus); and

•        If we fail to attract or retain our key personnel, including our executive officers, senior management, and key employees, our ongoing operations and growth could be materially and adversely affected.

Economic, Political, and Market Risks (for a more detailed discussion, see “Risk Factors — Economic, Political, and Market Risks” beginning on page 21 of this prospectus)

Risks and uncertainties related to economic, market, and geopolitical conditions include, but are not limited to, the following:

•        We rely on third-party contract manufacturers located in China to produce our supplements, making us highly vulnerable to U.S. tariffs, trade disputes, and other disruptions related to U.S.-China trade relations, which could significantly increase our costs and materially harm our business (see page 21 of this prospectus);

•        We face competition in the herbal supplement industry, and we expect competition from existing competitors and other companies that may enter the market or introduce new solutions in the future, which may decrease our net revenue (see page 22 of this prospectus);

•        Global economic conditions could materially and adversely affect the Company’s business, financial condition, results of operations and growth (see page 23 of this prospectus); and

•        We operate in an industry with the risk of intellectual property litigation. Claims of infringement against us may hurt our business (see page 24 of this prospectus).

Legal, Regulatory, and Compliance Risks (for a more detailed discussion, see “Risk Factors — Legal, Regulatory, and Compliance Risks” beginning on page 24 of this prospectus)

Risks and uncertainties related to legal, regulatory, and compliance include, but are not limited to, the following:

•        We are subject to numerous laws and regulations applicable to the herbal supplement industry, which, if we are found to have violated, may materially and adversely affect our business, financial condition, and results of operations (see page 24 of this prospectus);

•        Changes in FDA and other regulatory agency policies, or disagreements over our product classifications, could delay or increase the costs of offering our products, impacting our business (see page 25 of this prospectus);

•        We and our suppliers must comply with numerous laws and regulations related to the manufacture, sale, and marketing of herbal supplements. Compliance with these laws can increase costs, limit our ability to sell certain products, and expose us to enforcement actions, any of which could materially and adversely affect our business, financial condition, and results of operations (see page 25 of this prospectus);

•        Economic downturns or a change in consumer preferences, perception and spending habits could limit consumer demand for our products and negatively affect our future business (see page 27 of this prospectus); and

•        Marketing activities for our products are subject to strict governmental regulation which may limit our ability to market or promote such products (see page 27 of this prospectus).

Common Stock and Trading Risks (for a more detailed discussion, see “Risk Factors — Common Stock and Trading Risks” beginning on page 29 of this prospectus)

In addition to the risks described above, we are subject to general risks and uncertainties relating to this offering and the trading market, including, but not limited to, the following:

•        There has been no public market for our common stock prior to this offering, and you may not be able to resell our common stock at or above the price you pay for them, or at all (see page 29 of this prospectus);

•        The market price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price (see page 29 of this prospectus);

•        The price of our common stock could be subject to rapid and substantial volatility (see page 30 of this prospectus);

•        You will experience immediate and substantial dilution in the net tangible book value of common stock purchased in this offering (see page 30 of this prospectus);

•        If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our common stock may be materially and adversely affected (see page 30 of this prospectus);

•        We will incur substantial increased costs as a result of being a public company (see page 31 of this prospectus);

•        If we cannot continue to satisfy the listing requirements and other rules of Nasdaq, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them (see page 32 of this prospectus)

•        Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our common stock (see page 32 of this prospectus);

•        We will be a “controlled company” within the meaning of the Nasdaq listing rules and are allowed to follow certain exemptions from certain corporate governance requirements that could adversely affect our public stockholders (see page 32 of this prospectus); and

•        Anti-takeover provisions in our Articles of Incorporation and our Bylaws, as well as provisions of Nevada law, might discourage, delay, or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock (see page 34 of this prospectus).

Implications of Being an “Emerging Growth Company”

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives, and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency,” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and Chief Executive Officer pay ratio disclosure; and

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act occurred, if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Controlled Company

Our shareholders prior to the completion of this offering, KML Family Trust and KMA Trust, will hold [    ]% and [    ]% of our issued and outstanding shares of common stock, respectively, immediately after the consummation of this offering, assuming the sale of [        ] shares of common stock we are offering, and no exercise of the underwriters’ over-allotment option. As a result, Karin Mei Huang, as the beneficial owner of the shares held by KMA Trust and KML Family Trust, will be able to exercise [    ]% of the aggregate voting power of our issued and outstanding shares of common stock and will be able to determine all matters requiring approval by our stockholders, immediately after the consummation of this offering. As a result, we will be deemed a “controlled company” for the purpose of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including the requirements that:

•        a majority of our board of directors consist of independent directors;

•        our director nominees be selected or recommended solely by independent directors; and

•        we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq. See “Risk Factors” and “Management — Controlled Company.”

The Offering

Common stock we are offering	[ ] shares (or [ ] shares if the underwriters exercise their over-allotment option in full)
Over-allotment option

We have granted to the underwriters an option to purchase up to an additional [        ] shares of common stock (equal to 15% of the number of shares of common stock sold in the offering) from us, solely to cover over-allotments, if any, at the applicable public offering price less the underwriting discounts shown on the cover page of this prospectus. The underwriters may exercise this option in full or in part at any time and from time to time until 45 days after the date of this prospectus.

Common stock outstanding immediately before this offering	40,000,000 shares
Common stock outstanding immediately after this offering	[ ] shares, or [ ] shares if the over-allotment option is exercised in full
Use of proceeds

We expect to receive net proceeds from this offering of approximately $[        ] million (or approximately $[        ] million if the underwriters exercise in full their option to purchase [        ] additional shares of our common stock), assuming an initial public offering price of $[        ] per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts, non-accountable expense allowance, and estimated offering expenses. We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, R&D, financing our marketing and operational expenses, upgrading our Company’s infrastructure, and international expansion.

Risk Factors

The purchase of our common stock involves a high degree of risk. The common stock offered in this prospectus is for investment purposes only and currently no market exists for our common stock. Please refer to the section entitled “Risk Factors” before making an investment in our common stock.

Lock-up

We have agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, any of our common stock, or any securities convertible into or exchangeable or exercisable for our common stock, for a period of six months from the closing of this offering.

Our directors, executive officers, and principal stockholders (defined as owners of 5% or more of our common stock) have agreed, subject to certain exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities for a period of six months following the closing of this offering, without the prior written consent of the Representative.

See “Underwriting” for more information.

Proposed trading symbol

We plan to apply to list our common stock for trading on Nasdaq under the symbol “[        ]”. The approval of our listing on Nasdaq is a condition of closing this offering. However, no assurance can be given that our application will be approved and that our common stock will ever be listed on Nasdaq. If our application is not approved by Nasdaq, we will not be able to consummate the offering and will terminate the offering.

Transfer agent	[ ]

Unless we indicate otherwise, all information in this prospectus:

•        is based on 40,000,000 shares of common stock issued and outstanding as of the date of this prospectus; and

•        assumes no exercise by the underwriters of their option to purchase up to an additional [        ] shares of common stock to cover over-allotments, if any.

Risk Factors

An investment in our common stock involves a high degree of risk. Before deciding whether to invest in our common stock, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations, or cash flow could be materially and adversely affected, which could cause the trading price of our common stock to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our common stock if you can bear the risk of loss of your entire investment.

Operational Risks

We have had significant accumulated deficits as of September 30, 2024, which raises substantial doubt about our ability to continue as a going concern.

We have experienced recurring losses from operations and negative cash flows from operating activities since 2022. For the fiscal years ended September 30, 2024 and 2023, we recorded net losses of $1,955,962 and $790,523, respectively. Our accumulated deficit and negative operating cashflow for the fiscal year ended September 30, 2024 amounted to $4,084,186 and $1,918,192, respectively.

Management has determined that these conditions raise substantial doubt about our ability to continue as a going concern. The ability to continue as a going concern is dependent on us obtaining adequate capital to fund operating losses until we become profitable. If we are unable to obtain adequate capital, we could be forced to cease or reduce our operations. Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty. If we are unable to manage our business to have sufficient funds to operate within the normal operating cycle of a 12-month period, we may have to consider certain cost cutting measure to reduce our operating costs. We may also consider supplementing our available sources of funds through the issuance of additional debt and equity financing.

We can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to us, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there will likely be a material adverse effect on us and it will materially and adversely affect our ability to continue as a going concern. As a result, investors or other financing sources may be unwilling to provide funding to us on commercially reasonable terms or at all.

Further, if we are unable to continue as a going concern, we may have to discontinue operations and liquidate our assets and may be compelled to receive less than the value at which those assets are carried on our consolidated audited financial statements, which would cause the stockholders to lose all or a part of their investment.

We will need additional capital, which may not be available on commercially acceptable terms, if at all.

We need capital to support our operations and to expand our production capacity, develop new products, and enhance our marketing efforts. For the fiscal years ended September 30, 2024 and 2023, we recorded net losses of $1,955,962 and $790,523, respectively. We may also require additional funding in the future to support our operations, expand our product line, pay expenses, or expand or complete acquisitions. The most likely source of future funds presently available to us will be through the sale of equity capital or debt. Any sale of equity capital will result in dilution to existing stockholders. Furthermore, we may incur debt in the future, and may not have sufficient funds to repay our future indebtedness or may default on our future debts, jeopardizing our business viability.

We may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to expand our operations and business, which may result in the value of our securities decreasing in value or becoming worthless. Additional financing may not be available to us on terms that are acceptable or at all. Consequently, we may not be able to proceed with our intended business plans. Obtaining additional financing contains risks, including:

•        additional equity financing may not be available to us on satisfactory terms and any equity we are able to issue could lead to dilution for current stockholders;

•        loans or other debt instruments may have terms and/or conditions, such as interest rates, restrictive covenants, and control or revocation provisions, which are not acceptable to management or our directors;

•        the current environment in capital markets combined with our capital constraints may prevent us from being able to obtain adequate debt financing;

•        if we fail to obtain required additional financing to commercialize our products and grow our business, we would need to delay or scale back our business plan, reduce our operating costs, or delay product launches, each of which would have a material adverse effect on our business, future prospects, and financial condition.

Additionally, we may have difficulty obtaining additional funding, and we may have to accept terms that would adversely affect our stockholders. For example, the terms of any future financings may impose restrictions on our right to declare dividends (provided that none are currently planned) or on the manner in which we conduct our business. Additionally, lending institutions or private investors may impose restrictions on a future decision by us to make capital expenditures, acquisitions, or significant asset sales. If we are unable to raise additional funds, we may be forced to curtail or even abandon our business plan.

Our operating results may vary considerably in the future, making it challenging to forecast our future performance and potentially causing our results to fall short of expectations or any guidance we provide.

Quarterly and annual fluctuations in our operating results can make future predictions difficult, and these variations may arise from numerous factors beyond our control, including but not limited to:

•        our capacity to successfully bring our products and services to market within our expected timelines;

•        the timing, cost, and level of investment in new marketing initiatives, R&D, and commercialization activities related to our products and services, which may vary over time;

•        our ability to promote and drive adoption of our products and services within the herbal supplement market, and our capability to expand into new target markets or geographical areas;

•        the prices at which we can effectively sell our products and services;

•        the timing and amount of expenditures required to develop, commercialize, or acquire additional products, expand our facilities, or enter new geographical regions;

•        the seasonal spending patterns of our customers;

•        any new laws and regulations that may apply to us;

•        any new tariffs that may apply to us;

•        future accounting standards or changes in our accounting policies;

•        the results of any future litigation or government investigations involving us or our industry;

•        the status of inflation and interest rates on the economy, investment in the herbal supplement industry, and our business operations, as well as the resources and operations of our customers, suppliers, and distributors; and

•        general industry, economic, and market conditions, along with other factors that may be unrelated to our operating performance or that of our competitors.

Failing to maintain high-quality standards for our products and services could harm our business and damage our reputation.

Our products, including herbal supplements, may have defects or errors that prevent them from performing as intended. These issues could lead to recalls, market withdrawals, negative publicity, and damage to our reputation. This may result in customer loss, revenue decline, refunds, cancellations, subscription terminations, and reduced market acceptance. Our DirecTCM’s services also rely on third-party testing and physician interpretation, which may contain undetected defects or errors, potentially leading to inaccurate recommendations.

As our technology usage grows, we face increased scrutiny and liability risks, especially in the event we experience data breaches or platform failures. Addressing these issues may divert significant resources. Additionally, integrating acquired technologies can be challenging and may not meet our quality standards.

The indemnification terms we entered into with customers and third parties may result in substantial liability, sometimes with uncapped and enduring obligations. Our general liability insurance may not be sufficient to cover these claims, leading to potential financial strain. Disputes over such obligations could harm our relationships, reputation, and platform demand, potentially materially and adversely affecting our business, results of operations, and financial condition.

A significant amount of our revenue and purchases have historically been due to only a small number of customers and vendors, respectively, and if we were to lose any material customer or vendor, our results of operations could be adversely affected.

For the fiscal year ended September 30, 2024, our two largest customers, ZenLife Herb Company (“Zenlife”) and Dr. ChunHua Cui accounted for 25% and 12% of our total revenue, respectively. For the fiscal year ended September 30, 2023, no customer accounted for 10% or more of our total revenue. For an example of a typical transaction, see “Business — Our Customers.” We may lose a significant customer due to a variety of factors, including our ability to provide quality products and services. Even though we have a strong record of performance, we cannot guarantee that we will continue to maintain the business cooperation with these significant customers at the same level, or at all. If any significant customer terminates its relationship with us, we cannot assure you that we will be able to secure an alternative arrangement with comparable customers in a timely manner, or at all. Losing one or more of these significant customers could adversely affect our revenue and profitability.

In addition, we depend upon a few significant suppliers that accounted for more than 10% of our total purchases for the past two fiscal years. For the fiscal year ended September 30, 2024, two vendors, Kunming Aoqun Bio-Tech Co., Ltd. (“Kunming Aoqun”) and TCM Product Inc., accounted for 83% and 11% of our total purchases, respectively. For the fiscal year ended September 30, 2023, three vendors, Kunming Pinren Commercial and Trade Co., Lonza Greenwood LLC, and TCM Product Inc., accounted for 30%, 20%, and 11% of our total purchases, respectively. We cannot ensure that we will have no concentration of suppliers in the future. Such third-party suppliers are run by independent entities that are subject to their own unique operational and financial risks, which are beyond our control. If such significant suppliers breach or terminate their contracts with us, or experience significant disruptions to their operations, we will be required to find and enter into arrangements with one or more replacement suppliers. Finding alternative suppliers could involve significant delays and other costs and these suppliers may not be available to us on reasonable terms or at all. As a result, this could materially and adversely affect our business, results of operations, and financial results, and result in lost or deferred revenue.

Customer demand is difficult to forecast accurately, and as a result we may be unable to make planning and spending decisions to match such demand.

We make planning and spending decisions, including capacity expansion, procurement commitments, personnel needs, and other resource requirements based on our estimates of customer demand. A significant portion of our revenue is derived from customers who purchase our herbal supplements. Therefore, our customer demand may be impacted by factors out of our control, such as unexpected shifts in the preferences of U.S. consumers that could adversely impact our customers’ costs and pricing strategies. Failure to meet customer demand in a timely fashion or at all may materially and adversely affect our business, results of operations, and financial condition.

Increases in ingredient costs, long lead times, supply shortages, and changes could disrupt our supply chain and negatively impact our business, financial condition, and operating results.

Our ability to meet customer demand relies on timely delivery of ingredients, many of which are sourced from a few contract manufacturers, some exclusively. These suppliers may breach agreements or face issues like market fluctuations, litigation, regulatory problems, or force majeure events, affecting their delivery capabilities.

The herbal supplement industry frequently faces litigation, potentially disrupting our suppliers’ ability to deliver ingredients. We risk ingredient shortages, long lead times, and supply modifications. Developing alternative sources can be time-consuming and costly, and may not always be successful.

Any interruption in supply or inability to secure ingredients at acceptable prices could prevent us from meeting product delivery schedules, harm our margins, and materially and adversely impact our future revenue and earnings.

We may allocate our limited resources to pursue particular products or services and may fail to capitalize on products or services that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we must focus our efforts on particular products and services. As a result, we may forego or delay pursuit of opportunities with other products or services that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Any such failure could result in missed opportunities and/or our focus on products or services with low market potential, which would materially and adversely affect our business, results of operations, and financial condition.

We may be subject to inventory spoliation.

Certain of our products are subject to definitive shelf-lives and may not be sold within such shelf-lives and/or may become spoiled. As a result, we may need to write-off inventory and may face significant charges for obsolete and spoiled inventory, which could have a material adverse effect on our business, results of operations, and financial condition.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

We lease properties for all of our offices and warehouses. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate the affected operations. This could disrupt our operations and result in significant relocation expenses, which could materially and adversely affect our business, results of operations, and financial condition. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could materially and adversely affect our business and operations.

In the future, we may need licenses for third-party technology that could be unavailable or only offered on commercially unreasonable terms, potentially increasing our costs or causing unforeseen adverse effects.

Occasionally, we may need to license technologies or trademarks for our promotional and collaborative programs to further develop or commercialize our products. If required to obtain such licenses, including patents necessary for manufacturing, using, or selling our products, these licenses may not be available on reasonable terms or at all. Failure to obtain necessary third-party licenses could force us to abandon related efforts, which could materially and adversely affect our business, results of operations, and financial condition.

Due to the high costs and uncertainty of litigation, we may not be able to enforce our intellectual property rights against third parties.

Even if we identify third-party infringement, the risk-adjusted cost of litigation may be too high, making it impractical to pursue legal action. Competitors with greater financial resources and more developed intellectual property portfolios may better withstand the costs of complex patent litigation. The uncertainties of litigation could also hinder our ability to fund internal research, license necessary technology, or form development partnerships. As a result, we may choose to monitor the situation or seek non-litigious solutions instead of pursuing costly legal action. This approach could be more prudent and in the best interest of our Company and stockholders, although it could materially and adversely affect our business, results of operations, and financial condition.

We may struggle to partner with others for technological advancements and new products and services.

Our competitiveness partly relies on partnering with others who can offer technological improvements and enhance our existing products and services. We strive to stay current with changes in the herbal supplement industry and seek partners to develop new offerings for our customers. However, we cannot guarantee success in finding such partners or incorporating new technologies and developments. Additionally, there is no certainty that newly developed products and services will perform well or gain market acceptance, and the costs associated with these efforts may be substantial.

Our use of “open source” software could subject our proprietary software to general release, hinder our product sales, and expose us to potential litigation.

Some of our proprietary software includes “open source” software, and we may incorporate more open-source software in the future. Open-source software is typically licensed under terms that might require us to disclose our modifications and license them to third parties at no cost. In some cases, distributing our software alongside open-source software could compel us to release some or all of our proprietary code and distribute our products for free.

We monitor our use of open-source software to prevent such disclosures or licensing obligations, but we cannot guarantee success. Open-source license terms can be ambiguous, and inadvertent misuse may occur. Legal precedents on interpreting these licenses are limited, potentially leading to unanticipated obligations.

Companies using open-source software have faced claims enforcing open-source licenses and asserting ownership of incorporated software. If an open-source author or distributor alleges non-compliance, we could incur significant legal costs defending ourselves. Successful claims could result in substantial damages or an injunction against distributing our products.

Additionally, combining our proprietary software with open-source software under certain licenses may force us to release our proprietary source code. This could aid competitors in developing similar or superior products, materially and adversely affecting our business, results of operations, and financial condition.

Our business is exposed to risks associated with credit card and other online payment chargebacks and fraud.

A majority of our revenue is processed through credit cards and other online payments. If we experience refunds or chargebacks, our processors could require us to create reserves, increase fees, or terminate contracts with us, which would have an adverse effect on our financial condition. Our failure to limit fraudulent transactions conducted on our websites, such as through the use of stolen credit card numbers, could also subject us to liability and adversely impact our reputation. Under credit card association rules, penalties may be imposed at the discretion of the association for inadequate fraud protection. Any such potential penalties would be imposed on our credit card processor by the association. However, we face the risk that we may fail to maintain an adequate level of fraud protection and that one or more credit card associations or other processors may, at any time, assess penalties against us or terminate our ability to accept credit card payments or other form of online payments from customers, which would have a material adverse effect on our business, financial condition, and results of operations.

We could also incur significant fines or lose our ability to give customers the option of using credit cards to pay for our products if we fail to follow payment card industry data security standards, even if there is no compromise of customer information. Although we believe we operate in compliance with payment card industry data security standards, it is possible that at times we may not be in full compliance with these standards. Accordingly, we could be fined, which could impact our financial condition, or our ability to accept credit and debit cards as payment could be suspended, which would cause us to be unable to process payments using credit cards. If we are unable to accept credit card payments, our business, results of operations, and financial condition may be materially and adversely affected.

In addition, we could be liable if there is a breach of the payment information. Online commerce and communications depend on the secure transmission of confidential information over public networks. We will rely on encryption and authentication technology to authenticate and secure the transmission of confidential information, including cardholder information. However, this technology may not prevent breaches of the systems we use to protect cardholder information. In addition, some of our contracting parties may also collect or possess information about our customers, and we may be subject to litigation or our reputation may be harmed if our contracting parties fail to protect our customers’ information or if they use it in a manner inconsistent with our policies and practices. Data breaches can also occur as a result of non-technical issues. Under contracts with processors, if there is unauthorized access to, or disclosure of, credit card information we store, we could be liable to the credit card issuing banks for their cost of issuing new cards and related expenses, which could have a material and adverse effect on our business, financial condition, and results of operations.

We face risks associated with our return policy and warranty.

We offer a seven-day return policy and a limited warranty on our products. Our return and warranty allowances are currently based on our best estimates of expected product returns, drawing on historical experience, which has been immaterial to date. However, there are risks associated with this policy that could impact our financial results if actual returns or warranty claims exceed our estimates:

•        Unexpected Increase in Returns:    Changes in consumer behavior, product quality issues, or shifts in consumer expectations could lead to a higher volume of returns than anticipated. An increase in product returns could directly impact our revenue and profitability.

•        Warranty Claims Exceeding Expectations:    While we have historically experienced minimal warranty claims, unexpected product defects or customer dissatisfaction could result in an increase in warranty claims. This would raise our costs for replacement or repair and impact our bottom line.

•        Impact on Cash Flow and Inventory Management:    Higher-than-expected returns or warranty claims could also impact our cash flow, inventory levels, and resource allocation. If our allowances are insufficient, we may need to adjust our reserves, affecting our reported financial results and cash position.

While we use historical data to estimate returns and warranty allowances, there is a risk that these estimates may not accurately reflect future return or warranty claim rates. Any significant deviation from these estimates could result in unexpected costs and adjustments to our financial statements, and potentially affect investor confidence.

In sum, if our actual experience with returns and warranty claims differs materially from our estimates, our business, financial condition, and results of operations could be materially and adversely affected. We continuously monitor return and warranty trends to minimize these risks, but there can be no assurance that our allowances will be sufficient to cover future return or warranty-related expenses.

Our use of clinical studies presents inherent risks.

Our products often rely on clinical studies to support efficacy claims, differentiate from competitors, and meet regulatory standards. However, clinical studies present inherent risks:

•        Uncertain Outcomes:    Clinical studies may yield results that do not support product efficacy claims, impacting our ability to market products effectively. If studies produce negative or inconclusive results, it may diminish consumer confidence in our products and reduce demand.

•        Regulatory Scrutiny:    Clinical studies must comply with strict regulatory standards. Any failure to meet these standards or challenges in replicating results could hinder our ability to use these studies for marketing or compliance purposes, limiting our competitive advantage and appeal to consumers.

•        Time and Cost Implications:    Clinical studies are resource-intensive and time-consuming, requiring significant financial investment. Delays in completing studies or the need for additional studies due to inconclusive results could lead to increased costs and delays in product launches, which would negatively impact our financial condition and growth prospects.

•        Consumer Perception of Study Integrity:    The quality and transparency of clinical studies play a crucial role in consumer trust. If consumers perceive our studies as biased or of low quality, it could damage our brand reputation, reduce consumer demand, and impact our financial performance.

Thus, clinical studies, while essential for supporting the safety and efficacy of our products, carry risks that could adversely affect our business if they fail to meet regulatory standards, yield unfavorable results, or are perceived negatively by consumers. These factors, combined with economic and consumer trends, present material risks that could materially and adversely affect our business, financial condition, and results of operations.

Our business depends on our brands, and any failure to maintain, protect, or enhance our brands, including as a result of events outside our control, could materially and adversely affect our business, financial condition, and results of operations.

We believe our future success depends on our ability to maintain and grow the value of our brands, Dr. Herbal Well and Best Doctor Formula. Maintaining, promoting, and positioning our brands and reputation will depend on, among other factors, the success of our marketing and merchandising efforts and our ability to provide a consistent, high-quality customer experience. Any negative publicity, regardless of its accuracy, could materially and adversely affect our business. Brand value is based in large part on perceptions of subjective qualities, and any incident that erodes the loyalty of our customers, including adverse publicity or a governmental investigation or litigation, could significantly reduce the value of our brands and materially and adversely affect our business, financial condition, and results of operations.

The value of our brands also depends on effective customer support to provide a high-quality customer experience, which requires significant personnel expense. If not managed properly, this expense could impact our profitability. Failure to manage or train our own or outsourced customer support representatives properly, or our inability to hire sufficient customer support representatives could result in lower-quality customer support and/or increased customer response times, compromising our ability to handle customer complaints effectively.

We source ingredients for our products from foreign suppliers and face risks related to international trade and importation.

We source ingredients for our products from international suppliers, primarily located in China. Relying on foreign suppliers for our raw materials exposes us to several risks associated with international trade and importation, including but not limited to the following:

•        Shipment Delays and Disruptions:    Transportation and logistical issues, such as shipping container shortages, port congestion, customs clearance delays, and disruptions in global supply chains, can lead to delayed or incomplete shipments of ingredients, which could affect our ability to meet production schedules and fulfill customer orders on time.

•        Economic and Political Instability:    Foreign markets are subject to political upheaval, changes in government policy, trade embargoes, and instability in local economies. These conditions could lead to restrictions on imports, increased duties or tariffs, and other trade barriers that may increase our costs or prevent the delivery of key ingredients.

•        Quality Assurance and Compliance Risks:    Foreign suppliers may face challenges in maintaining consistent product quality or complying with international and local regulations, including FDA standards, Good Manufacturing Practices (GMP), and other legal requirements applicable to dietary supplements. Despite our efforts to audit and inspect suppliers’ facilities periodically, lapses in quality control or regulatory compliance can occur, potentially leading to product recalls, reputational harm, or regulatory penalties.

•        Health Pandemics and Natural Disasters:    Future events similar to the COVID-19 pandemic or natural disasters (for instance, earthquakes, floods, or hurricanes) can disrupt manufacturing, labor availability, or transportation routes, resulting in delays or shortfalls in supply.

•        Tariffs and Trade Disputes:    Trade disputes between the U.S. and countries from which we source raw materials (including China), have in the past and may in the future result in the imposition of tariffs or other restrictive measures that increase the costs of importing essential ingredients or finished products.

•        Currency Fluctuations:    Fluctuations in exchange rates between the U.S. dollar and foreign currencies have in the past and may in the future increase the cost of goods sourced from overseas suppliers, impacting our profitability.

A substantial portion of our sales relies on distributors and health professionals, over whom we have limited control. If these relationships deteriorate, or if these parties fail to sell our products, harm our reputation, or fail to comply with regulations, our business, financial condition, and results of operations could be materially and adversely affected.

Our sales model depends on health professionals and distributors to sell our products. Health professionals typically receive discounts or rebates as an incentive to recommend or distribute our products. While these discounts and rebates are designed to encourage sales, they may reduce our profit margins. Additionally, there is no guarantee that health professionals will recommend or prioritize our products over competitors’, even with these incentives, which could negatively impact our revenue and market share. Failure to grow this network could hinder revenue growth or result in decreasing revenue.

In the U.S., we rely on select strategic distributors and a third-party reseller for Amazon sales. We do not control their operational decisions, such as warehousing space allocation, inventory management, or fulfillment prioritization, which has led to order backlogs in the past. These backlogs can result in delayed shipments, lost sales opportunities, and harm to our reputation. Additionally, these third-party providers may change their terms, reduce their focus on our products, or prioritize competing products, further negatively impacting our sales. The loss of one or more of these providers or continued operational challenges could disrupt our revenue streams. Transitioning to alternative distribution arrangements or a direct sales model may involve significant costs and logistical challenges, which could materially and adversely affect our business, financial condition, and results of operations.

Our business relies on network and mobile infrastructure and maintaining and scaling our technology. Interruptions, delays, or errors in our apps or websites, including security flaws, could limit capacity, reduce demand, delay processing, and result in customer loss.

We aim to attract and retain customers through our DirecTCM platform and websites, which require substantial network capacity and computing power. Operational failures, such as system overloads or unexpected growth, could necessitate significant costs to upgrade infrastructure. Issues like system failures, viruses, security breaches, or other disruptions could harm our service reliability and customer access.

We rely on third-party providers, such as Amazon Web Services, for data storage, email services, and internet access. If these providers fail to meet our needs or terminate agreements, our operations could be significantly disrupted, affecting customer satisfaction and revenue.

Natural disasters, power losses, cyberattacks, or other events could disrupt our apps and websites, causing data loss and operational delays. While we have disaster recovery plans, they may be inadequate, and our business interruption insurance may not cover all losses. Such events could materially and adversely affect our business, financial condition, and results of operations.

We rely upon independent third-party transportation providers for all of our product shipments and are subject to increased shipping costs as well as the potential inability of our third-party transportation providers to deliver on a timely basis.

We rely upon independent third-party transportation providers for all of our product shipments, including shipments from our warehouses to our customers. Our utilization of these third-party delivery services for shipments is subject to risks which may impact a shipping company’s ability to provide delivery services that adequately meet our shipping needs, including risks related to employee strikes, labor and capacity constraints, port security considerations, trade policy changes or restrictions, military conflicts, acts of terrorism, accidents, natural disasters and inclement weather. Any interruption in service provided by our shipping companies could cause temporary disruptions in our business, a loss of sales and profits, and other material adverse effects. In addition, we are subject to increased shipping costs when fuel prices increase, as we use expedited means of transportation such as air freight. If we change the shipping company we use, we could face logistical difficulties that could adversely affect deliveries, and we would incur costs and expend resources in connection with such change. Any of these eventualities could materially and adversely affect our business, financial condition, and results of operations.

Our insurance does not fully cover all of our operational risks, and changes in the cost of insurance or the availability of insurance could materially increase our insurance costs or result in a decrease in our insurance coverage.

We are self-insured for a portion of our potential liabilities. In certain instances, our insurance may not fully cover an insured loss, depending on the magnitude and nature of the claim. For example, our products are subject to risks for product liability claims due to inherent potential side effects. We may be unable to obtain or maintain product liability coverage. A product liability claim in excess of, or excluded from, our insurance coverage, which currently covers exposure to product liability claims, would have to be paid out of cash reserves and could have a material and adverse effect upon our business, financial condition, and results of operations. Product liability insurance is expensive even with large self-insured retentions or deductibles, and difficult to maintain, and current or increased coverage may not continue to be available on acceptable terms, if at all. Additionally, changes in the cost of insurance or the availability of insurance in the future could substantially increase our costs to maintain our current level of coverage or could cause us to reduce our insurance coverage and increase the portion of our risks that we self-insure.

Disruptions in our data and information systems could harm our reputation and our ability to run our business.

We will rely extensively on data and information systems for our supply chain, financial reporting, human resources, and various other operations, processes, and transactions. Furthermore, a significant portion of the communications between us, our suppliers, and our customers depend on information technology. Our data and information systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches (including breaches of our transaction processing or other systems that could result in the compromise of confidential customer data), catastrophic events, data breaches, and usage errors by our employees or third-party service providers. Our data and information technology systems may also fail to perform as we anticipate, and we may encounter difficulties in adapting these systems to changing technologies or expanding them to meet the future needs of our business. If our systems are breached, are damaged, or cease to function properly, we may have to make significant investments to fix or replace them, suffer interruptions in our operations, incur liability to our customers and others, or face costly litigation, and our reputation with our customers may be harmed. We also rely on third parties for a majority of our data and information systems, including for third-party hosting and payment processing. If these facilities fail, or if they suffer a security breach or interruption or degradation of service, a significant amount of our data could be lost or compromised and our ability to operate our business and deliver our product offerings could be materially impaired. In addition, various third parties, such as our suppliers and payment processors, also rely heavily on information technology systems, and any failure of these systems could also cause loss of sales, transactional, or other data and significant interruptions to our business. Any material interruption in the data and information technology systems we rely on, including the data or information technology systems of third parties, could materially and adversely affect our business, financial condition, and results of operations.

Failure to protect our intellectual property rights could adversely affect our business.

We regard our trademarks, domain names, trade secrets, proprietary technologies, and other intellectual property as critical to our success. See “Business — Intellectual Property.” We have taken measures to protect our intellectual property, but these measures might not be sufficient or effective. We may bring lawsuits to protect against the potential infringement of our intellectual property rights. Policing unauthorized use of our proprietary technology and other intellectual property is difficult and expensive, and litigation may be necessary in the future to enforce their intellectual property rights. Future litigation could result in substantial costs and diversion of our resources and could disrupt our business, as well as materially and adversely affect our financial condition and results of operations. Further, despite the potentially substantial costs, we cannot assure you that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material and adverse effect on our business, financial condition, and results of operations.

Third parties may claim that we infringe their proprietary intellectual property rights, which could cause us to incur significant legal expenses and prevent us from promoting our products.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, or other intellectual property rights held by third parties. We may from time to time in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. See “Business — Intellectual Property.” There could also be existing intellectual property of which we are not aware that our products may inadvertently infringe. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits. Additionally, the application and interpretation of intellectual property right laws and the procedures and standards for granting trademarks, copyrights, or other intellectual property rights are evolving and may be uncertain, and we cannot assure you that courts or regulatory authorities would agree with our analysis. Such claims, even if they do not result in liability, may harm our reputation. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business, financial condition, and results of operations may be materially and adversely affected.

If we cannot protect the confidentiality of our trade secrets and know-how, our business and competitive position may suffer.

Our ability to compete depends on maintaining the proprietary nature of our products, manufacturing processes, and services. We rely on trade secrets, know-how, license agreements, and contractual provisions to protect our intellectual property. If these protections fail, our intellectual property rights could be narrowed, terminated, or invalidated, severely impacting our sales and revenue.

We rely on unpatented trade secrets and know-how, which can be difficult to protect. We routinely use confidentiality agreements with vendors, employees, consultants, and others with access to proprietary information. However, unauthorized disclosure or use of this information can still occur despite these agreements. Monitoring such breaches is challenging, and we may not always have adequate remedies if they occur. Public disclosure by employees or other parties could result in the loss of trade secrets, enabling competitors to duplicate or surpass our technologies.

We also use physical and technological security measures to protect our proprietary information, but these may not always be effective. Misappropriation by employees, collaborators, contractors, or other third parties remains a risk. Sharing proprietary information with partners in countries with heightened risks of theft can further endanger our trade secrets.

If our trade secrets are disclosed or misappropriated, our competitive position would be harmed, and the value of this information reduced. Additionally, trade secret protection varies by jurisdiction, and courts outside the U.S. may offer less protection. Trade secrets can be independently developed by others, preventing legal recourse by us. Any of the foregoing could have a material and adverse effect on our business, financial condition, and results of operations.

If our trademarks and trade names are not adequately protected, we may struggle to build name recognition, adversely affecting our business.

We rely on trademarks and trade names to promote our brand and products. Our trademarks may face challenges, opposition, or infringement, or be deemed generic, descriptive, or infringing on other marks. If we cannot protect these trademarks, we may have to stop using them, hindering our name recognition and market presence. Trademark applications may be rejected by the United States Patent and Trademark Office or foreign jurisdictions, and even if we can respond, we may not overcome such rejections. Third parties can oppose pending applications or seek to cancel registered trademarks, which may not survive such proceedings.

Inadequate name recognition could hinder our competitiveness and business. Licensing our trademarks to third parties, such as distributors, poses additional risks. Breaches or misuse by licensees could jeopardize our rights and diminish our trademarks’ goodwill. Enforcing or protecting our trademark rights can be costly, resource-intensive, and potentially ineffective, negatively impacting our business, financial condition, and results of operations.

Trademark litigation is expensive and uncertain. In many countries, a registered trademark may not suffice against a senior trademark infringement claim. Competitors or third parties may adopt similar trade names or trademarks, causing brand confusion and impeding our brand identity. Additionally, we may face infringement claims from other trademark owners. If we assert trademark claims, courts may rule our marks invalid, unenforceable, or that the other party has superior rights, forcing us to cease using those trademarks.

Our business is subject to risks from natural and manmade catastrophic events such as hurricanes, earthquakes, fires, power outages, floods, and terrorism.

Our operations are vulnerable to disruption from natural disasters like hurricanes, earthquakes, fires, floods, and power outages, as well as manmade events such as terrorism, war, human error, and break-ins. These risks also apply to the third-party systems, operations, and manufacturers we depend on. For instance, a major natural disaster, like an earthquake affecting our California locations, could materially and adversely affect our business, financial condition, and results of operations. Our insurance coverage may not fully compensate us for all losses.

Terrorist attacks, especially in densely populated metropolitan areas like Los Angeles, where our headquarters is located, could disrupt our business and the broader economy. We may lack adequate protection or recovery plans for certain scenarios, such as natural disasters affecting key inventory storage sites, our servers, or content generation locations. Our business relies heavily on computer and communication systems and the internet, so disruptions could significantly impact our operations and those of our suppliers and manufacturers, materially and adversely affecting our business, financial condition, and results of operations.

If we fail to attract or retain our key personnel, including our executive officers, senior management, and key employees, our ongoing operations and growth could be materially and adversely affected.

Our success depends, to a large extent, on the efforts of our key personnel, including our executive officers, senior management, and other key employees who have valuable experience, knowledge, and connections in the herbal supplement industry. There is no assurance that these key personnel will not voluntarily terminate their employment with us. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of any of our key personnel could be detrimental to our ongoing operations. Our success will also depend on our ability to attract and retain qualified personnel to manage our existing operations as well as our future growth. We may not be able to successfully attract, recruit, or retain key personnel, and this could materially and adversely affect our business, financial condition, and results of operations.

Cybersecurity risks could adversely affect our business and disrupt our operations.

We rely on information technology systems to manage financial records, sensitive business information, and personal data about our employees, customers, and other third parties. These systems support our R&D, manufacturing operations, quality control, customer communications, order fulfillment, corporate records, and other critical functions. While we implement measures to protect this information, including multi-layer firewalls, intrusion detection systems, content filtering, endpoint security, centralized logging and alerting, email security mechanisms, and access control mechanisms, cybersecurity threats are increasingly sophisticated and diverse. We also seek independent third-party assessments and industry-standard certifications like PCI DSS Compliance to validate our security and compliance capabilities. “PCI DSS Compliance” refers to adhering to the Payment Card Industry Data Security Standard (“PCI DSS”), which is a set of security standards designed to protect cardholder data and help ensure the safe processing of credit card transactions. PCI DSS was created by major credit card brands (Visa, MasterCard, American Express, Discover, and JCB) to establish a unified set of security measures for organizations that handle cardholder information. To date, we have not experienced any data breaches or significant security incidents affecting our IT systems or the sensitive information we manage.

Despite our preventive efforts, our products, services, servers, and computer systems, as well as those of our third-party service providers, remain vulnerable to cybersecurity risks. These include cyberattacks such as viruses, worms, phishing, social engineering, denial-of-service, ransomware, physical or electronic break-ins, and theft or misuse by employees or third parties. Such attacks could lead to interruptions, data loss or corruption, unauthorized access to personal and health-related information, and loss of customer confidence. Additionally, we may be targeted by email scams and other attacks seeking personal information or access to our systems. Our third-party service providers face similar risks.

Any cyberattack, security breach, or incident affecting our systems or those of our third-party providers could materially and adversely affect our business, financial condition, and results of operations. These incidents can be costly to remedy, damage our reputation, and lead to negative publicity, which could impact demand for our products and services. We may also incur significant costs investigating and responding to such incidents and complying with legal obligations resulting from security breaches.

We rely heavily on third parties for our computing, storage, processing, and related services. Any disruption or interference with these third-party services could negatively impact our business, financial condition, and results of operations.

Our cloud infrastructure is outsourced to third-party providers, which host and stream our customer-facing services and content. Consequently, we are vulnerable to service interruptions experienced by these providers. We may encounter interruptions, delays, or outages in service availability due to infrastructure changes, human error, hardware or software failures, hosting disruptions, and capacity constraints. Outages could result from technical failures, natural disasters, fraud, or security attacks. Any service level issues or prolonged interruptions could negatively impact our products and services, harm customer satisfaction, and damage our business and reputation.

As our customer base grows, hosting costs will increase. If we cannot grow our revenue faster than these costs, it could adversely affect our business. Additionally, our providers have broad discretion to change and interpret their terms of service and policies, which may not always be favorable to us. They could take actions beyond our control, such as discontinuing or limiting our access to services, increasing prices, terminating our contracts, or altering data analysis methods in ways that are unfavorable or costly to us.

While we could potentially obtain similar services from other third parties, transitioning would likely result in service interruptions, delays, and additional expenses. Any of these factors could reduce our revenue, subject us to liability, and cause customer loss, any of which could materially and adversely affect our business, financial condition, and results of operations.

Future acquisitions may have an adverse effect on our ability to manage our business. Raising additional capital may cause dilution to our stockholders, including purchasers of our common stock in this offering.

We may acquire businesses, technologies, services, or products that are complementary to our herbal supplement business. Future acquisitions may expose us to potential risks, including risks associated with the integration of new operations, services, and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing business and technology, our potential inability to generate sufficient revenue to offset new costs, the expenses of acquisitions, or the potential loss of or harm to relationships with both employees and customers resulting from our integration of new businesses.

Any of the potential risks listed above could have a material and adverse effect on our business, financial condition, and results of operations. We may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by our Company, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations. The sale of additional equity securities could result in additional dilution to our stockholders.

Economic, Political, and Market Risks

We rely on third-party contract manufacturers located in China to produce our supplements, making us highly vulnerable to U.S. tariffs, trade disputes, and other disruptions related to U.S.-China trade relations, which could significantly increase our costs and materially harm our business.

We rely on contract manufacturers located in China for the production of all our supplement products. This complete reliance on manufacturing partners in a single country exposes us to significant risks associated with U.S.-China trade relations, particularly the imposition and potential modification of U.S. tariffs on goods imported from China.

In recent years, and particularly in 2025, the U.S. government has implemented substantial tariffs on a wide range of goods imported from China under various authorities. Current tariff levels on many Chinese goods, potentially including supplements or their raw ingredients/components, are significant, reaching levels that substantially increase the landed cost of our imported products. Furthermore, the U.S. administration has demonstrated a willingness to modify these tariffs, sometimes rapidly, creating significant uncertainty regarding our future import costs. Recent statements suggest potential future adjustments, but the timing, scope, and direction of any changes remain highly uncertain. While we do not export products to China, broader trade tensions or actions taken by China could still potentially impact global logistics or the availability of certain finished goods relevant to our supply chain.

These tariffs have had, and future tariffs or increases in existing tariffs could have, significant adverse effects on our business, including:

•        Increased Costs and Reduced Margins:    Tariffs directly increase our cost of goods sold, as we are generally responsible for paying the tariffs imposed on the finished supplements imported from our Chinese contract manufacturers. If we are unable to pass these increased costs onto our customers, negotiate offsetting price reductions from our manufacturers, or find alternative cost-effective manufacturing options, our gross margins and profitability will be materially and adversely affected;

•        Need for Price Increases and Potential Impact on Demand:    To offset higher tariff-related costs, we may need to increase the prices of our supplements. Such price increases could make our products less competitive, potentially leading to reduced customer demand, loss of market share, and lower revenue;

•        Supply Chain Disruptions and Costs:    The current trade environment could disrupt our supply chain. While we may seek alternative contract manufacturers outside of China to mitigate tariff risks, identifying, qualifying, and transitioning production of our specific supplement formulations to new manufacturers can be a complex, time-consuming, and costly process. Finding manufacturers with the necessary expertise, certifications (for instance, GMP), capacity, and cost-effectiveness for supplement production can be challenging. There is no guarantee we can find suitable alternative manufacturers on commercially acceptable terms, or at all. Delays in transitioning manufacturers or disruptions with our existing manufacturers due to trade tensions could negatively impact our ability to maintain inventory and meet customer demand;

•        Competitive Disadvantage:    If our competitors utilize manufacturers in other countries, are less reliant on suppliers in China, or are better able to mitigate the impact of tariffs, we could be placed at a competitive disadvantage; and

•        Uncertainty and Planning Challenges:    The ongoing uncertainty surrounding U.S.-China trade relations and tariff policies makes it difficult to forecast costs, plan inventory levels, manage our manufacturing relationships, and implement long-term business strategies, potentially hindering our growth and operational efficiency.

Any escalation in trade tensions, further increases in tariffs, imposition of quotas, or other restrictions could exacerbate these risks. The cumulative impact of these tariffs and the related uncertainty could materially and adversely affect our business, financial condition, results of operations, and future prospects.

We face competition in the herbal supplement industry, and we expect competition from existing competitors and other companies that may enter the market or introduce new solutions in the future, which may decrease our net revenue.

The herbal supplement industry is highly competitive and subject to rapid change. The industry is expected to continue to expand and evolve as an increasing number of competitors and potential competitors enter the market. Many of these competitors and potential competitors have substantially greater financial, technological, managerial, and R&D resources and experience than we do. We plan to mainly compete with other companies offering herbal supplements, targeting health and wellness, including dietary supplements, functional foods, and natural remedies. These competitors and potential competitors may have more experience than we do. In addition, our planned services and products will compete with service and product offerings from large and well-established companies that have greater marketing and sales experience and capabilities than we or the parties with which we contract have. If we are unable to compete successfully, we may be unable to grow and sustain our revenue.

We believe that our ability to compete depends upon many factors both within and beyond our control, including:

•        our marketing efforts;

•        the flexibility and variety of our product offerings relative to our competitors, and our ability to timely launch new product initiatives;

•        the quality and price of products offered by us and our competitors;

•        our reputation and brand strength relative to our competitors;

•        customer satisfaction;

•        the size and composition of our customer base;

•        our ability to comply with, and manage the costs of complying with, laws and regulations applicable to our business; and

•        our ability to cost-effectively source and distribute the products we offer and to manage our operation.

Many competitors also have longer operating histories, and will have larger fulfillment infrastructures, greater technical capabilities, faster shipping times, lower-cost shipping, lower operating costs, greater financial, marketing, institutional, and other resources, and larger consumer bases than we do. These factors may also allow our competitors to derive greater revenue and profits from their existing consumer bases, acquire consumers at lower costs, or respond more quickly than we will be able to, to new or emerging technologies and changes in product trends and consumer shopping behavior. These competitors may engage in more extensive R&D efforts, enter or expand their presence in any or all of the ecommerce or retail channels where we plan to compete, undertake more far-reaching marketing campaigns, and adopt more aggressive pricing policies, which may allow them to build larger consumer bases or generate revenue from their existing consumer bases more effectively than we will be able to. As a result, these competitors may be able to offer comparable or substitute products to consumers at similar or lower costs. This could put pressure on us to lower our prices, resulting in lower revenue and margins or cause us to lose market share even if we lower prices.

Furthermore, companies with greater resources or more well-known brand names may attempt to compete with us, and as a result, we may lose current or potential customers and may be unable to generate sufficient revenue to support our operations, any one of which could have a material adverse effect on our ability to grow and our results of operations.

We may lose customers if we fail to compete successfully, which could adversely affect our financial performance and business prospects. We cannot guarantee that our strategies will remain competitive or successful in the future. Increasing competition may result in pricing pressure and loss of our market share, either of which could have a material adverse effect on our business, financial condition, and results of operations.

Global economic conditions could materially and adversely affect the Company’s business, financial condition, results of operations, and growth.

Adverse macroeconomic conditions, including inflation, slower growth or recession, new or increased tariffs, changes to fiscal and monetary policy, tighter credit, higher interest rates, high unemployment, and currency fluctuations could materially and adversely affect the Company operations, expenses, access to capital, and the market for the Company’s products. In addition, consumer confidence and spending could be adversely affected in response to financial market volatility, negative financial news, conditions in the real estate and mortgage markets, declines in income or asset values, changes to fuel and other energy costs, labor and healthcare costs, and other economic factors.

In addition, uncertainty about, or a decline in, global or regional economic conditions could have a significant impact on the Company’s expected funding sources, suppliers, and partners. Potential effects include financial instability, inability to obtain credit to finance operations and purchases of the Company’s products, and insolvency.

A downturn in the economic environment could also lead to limitations on the Company’s ability to issue new debt, reduced liquidity, and declines in the fair value of the Company’s financial instruments. These and other economic factors could materially and adversely affect the Company’s business, financial condition, results of operations, and growth.

We operate in an industry with the risk of intellectual property litigation. Claims of infringement against us may hurt our business.

We must protect the proprietary nature of the intellectual property used in our business. There can be no assurance that trade secrets and other intellectual property will not be challenged, invalidated, misappropriated, or circumvented by third parties.

Additionally, our success depends, in part, upon non-infringement of intellectual property rights owned by others and being able to resolve claims of intellectual property infringement without major financial expenditures or adverse consequences. Participants that own, or claim to own, intellectual property may aggressively assert their rights. From time to time, we may be subject to legal proceedings and claims relating to the intellectual property rights of others. Future litigation may be necessary to defend us by determining the scope, enforceability, and validity of third-party proprietary rights or to establish its proprietary rights. Our competitors have substantially greater resources and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. Regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend and could:

•        cause delays or stoppages in providing products;

•        divert management’s attention and resources;

•        require technology changes to our products that would cause our Company to incur substantial cost;

•        subject us to significant liabilities; or

•        require us to cease some or all of our activities.

In addition to liability for monetary damages, which may be tripled and may include attorneys’ fees, or, in some circumstances, damages against clients, we may be prohibited from developing, commercializing, or continuing to provide some or all of our products unless we obtain licenses from, and pay royalties to, the holders of the patents or other intellectual property rights, which may not be available on commercially favorable terms, or at all. Any of the foregoing may have a material and adverse effect on our business, financial condition, and results of operations.

Legal, Regulatory, and Compliance Risks

We are subject to numerous laws and regulations applicable to the herbal supplement industry, which, if we are found to have violated, may materially and adversely affect our business, financial condition, and results of operations.

Our operations are regulated by U.S. federal agencies such as the FDA, as well as various state agencies. These regulations cover product design, development, labeling, manufacturing, handling, sales, and distribution. Failure to comply with these regulations may lead to fines, product recalls, or halting production, increasing costs, and reducing sales.

For instance, the FDA may regulate medical or health-related software if classified as a “medical device” under the FFDCA. Currently, we believe our software products are not subject to active FDA regulation, but this could change with new FDA guidance or interpretations. If our products are deemed medical devices, we would need to comply with applicable FDA requirements, potentially including premarket and post-market obligations, which could be costly or difficult, and which could force us to cease using our DirecTCM platform.

The FDA could inspect one of our facilities or those of one of our contract manufacturers and determine that the facility was not in compliance with these regulations, and cause affected products made or held in the facility to be subject to FDA enforcement actions.

We are also required to adhere to laws governing the handling, transportation, manufacture, use, and sale of toxic or hazardous substances. Non-compliance could result in product recalls, market withdrawals, fines, or operational restrictions, any of which would increase costs and decrease sales.

Changes in FDA and other regulatory agency policies, or disagreements over our product classifications, could delay or increase the costs of offering our products, impacting our business.

Our business centers on the manufacturing and development of dietary supplements and health products, subjecting us to a complex landscape of regulatory requirements within the United States. These regulations encompass multiple categories, including dietary supplements, pharmaceuticals, medical devices, food products, and cosmetics. The FDA, along with other federal and state regulatory bodies, enforce policies that govern product safety, efficacy, labeling, manufacturing standards, and marketing practices.

Potential Impacts of Regulatory Changes — Changes in FDA regulations or shifts in policy by other regulatory agencies could directly impact our product classifications, labeling requirements, and manufacturing processes. Such changes may necessitate modifications to our products or business operations, potentially delaying our time to market, incurring additional compliance costs, or limiting our ability to distribute certain products. For example, if the FDA reclassifies certain ingredients commonly used in TCM or plant-based supplements, our formulations may require adjustments, which could be time-consuming and costly.

Risks Related to Product Classification Disputes — As we develop products that blend TCM and plant-based supplements, there is a risk of regulatory disputes regarding product classification. If a regulatory agency, such as the FDA, determines that one of our products should be classified as a drug rather than a dietary supplement, we would need to undertake a costly and lengthy approval process, including clinical trials and extensive testing. This process could delay our ability to offer the product or render it commercially unviable.

Compliance Challenges and Operational Risks — Our operations must comply with federal and state regulations that govern dietary supplements and related health products, including GMP, accurate labeling, and advertising standards. Failure to meet these requirements could lead to enforcement actions such as warning letters, fines, or even product recalls. These consequences could disrupt our supply chain, increase operational costs, damage our reputation, and limit our market reach.

Consequences of Non-Compliance — Non-compliance with applicable federal or state regulations may lead to severe repercussions, such as the issuance of warning letters, injunctions, mandatory recalls, or other enforcement actions. These penalties could halt our production, limit our sales, and significantly impact our financial condition and reputation in the marketplace. Additionally, repeat non-compliance could result in more severe penalties or potential legal action, which would further jeopardize our business operations and financial stability.

Any of the foregoing could have a material and adverse effect on our business, financial condition, and results of operations.

We and our suppliers must comply with numerous laws and regulations related to the manufacture, sale, and marketing of herbal supplements. Compliance with these laws can increase costs, limit our ability to sell certain products, and expose us to enforcement actions, any of which could materially and adversely affect our business, financial condition, and results of operations.

Our business is regulated by various agencies, including the FDA and FTC along with state and local authorities. These regulations cover manufacturing, packaging, labeling, distribution, advertising, quality, and safety. For example, the FDA’s DSHEA regulates dietary supplements, allowing structure and function claims but prohibiting disease-related claims.

Our products must comply with cGMP, and our facilities are subject to unannounced inspections. Non-compliance can lead to sanctions, fines, recalls, and other penalties affecting our operations. The FDA has broad enforcement authority, including the ability to issue warnings, request recalls, and pursue legal action. The FSMA allows the FDA to refuse imports from non-compliant foreign suppliers. The FTC and state agencies also regulate advertising, and failure to comply can result in claims of false advertising and other legal issues.

We rely on suppliers to ensure compliance, seeking certifications and indemnifications. However, non-compliance can still harm our reputation and consumer confidence. Future regulations could increase our costs, require product reformulation, or result in recalls. These changes could materially and adversely affect our business, financial condition, and results of operations.

Our manufacturing processes, and those of our suppliers, involve the use of hazardous materials and chemicals, which produce waste products. Consequently, we and our suppliers are subject to federal, state, and local laws and regulations governing the use, manufacture, storage, handling, and disposal of hazardous materials and waste products. For example, the EPA regulates the generation and disposal of certain hazardous wastes. Additionally, laws like the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”), and other state, local, or foreign regulations, may impose liabilities for the costs of remediating contaminated properties.

We may also face environmental, health, and safety claims and proceedings. While we believe we are in substantial compliance with applicable environmental regulations, any failure to fully comply could result in significant penalties, fines, and sanctions, potentially having a material adverse effect on our business, financial condition, and results of operations.

Our use and handling of personal information, including health data, is regulated by HIPAA and other privacy laws. Non-compliance could result in significant liability, harm our reputation, and materially and adversely affect our business.

We collect substantial personalized health information for our services, subject to various laws governing privacy and security. For example, HIPAA mandates strict standards for protecting PHI and requires us to maintain policies and safeguards. Violations can result in severe penalties and legal actions.

HIPAA requires prompt notification of any unauthorized access to PHI. If a breach affects 500 or more individuals, it must be reported to U.S. Department of Health and Human Services (“HHS”) and local media, with smaller breaches logged and reported annually. Beyond HIPAA, other federal, state, and international laws also regulate health data privacy, often more restrictively. These laws are complex and evolving, adding to our compliance burden.

This complex regulatory landscape requires us to implement robust privacy and security measures, but compliance challenges remain. Failures in compliance can lead to investigations, fines, and litigation, harming our business and reputation. Moreover, evolving privacy concerns can reduce customer trust and demand for our services, materially and adversely affecting our financial condition, and results of operations.

We may occasionally face legal proceedings, regulatory disputes, and governmental inquiries that could incur significant expenses, divert management’s attention, and harm our business, financial condition, and results of operations.

We may occasionally face legal proceedings, regulatory disputes, and governmental inquiries involving product liability, competition, antitrust, intellectual property, privacy, data protection, information security, customer protection, securities, tax, labor, employment, and commercial disputes. Such proceedings, especially those related to intellectual property infringement, can be lengthy, costly, and unpredictable. Some claims may seek substantial damages or injunctive relief, potentially leading to significant litigation costs.

Litigation outcomes are uncertain, and unfavorable results could lead to costly settlements, fines, or required changes to our products and services. Even if resolved in our favor, the time and resources spent on these matters could materially and adversely affect our business, financial condition, and results of operations.

The applicability of sales, use, and other tax laws to our business is uncertain. Adverse tax laws or regulations could be enacted, or existing laws could be applied to us or our clients, leading to additional tax liabilities, penalties, increased costs, and a negative impact on our business.

Tax laws for e-commerce services are evolving, and new taxes could be introduced or existing laws changed, possibly retroactively. These changes could disproportionately affect online services and materially and adversely affect our business, financial condition, and results of operations.

State, local, and foreign tax jurisdictions have different and complex rules for sales, use, value-added, and other taxes. These rules can change and be interpreted in various ways over time. If new or existing tax laws are applied adversely to us, we could face significant tax liabilities for past sales, increased administrative burdens, and potential harm to our business, financial condition, and results of operations.

Our resellers are responsible for collecting and paying taxes on sales to end-users, while we handle taxes on direct sales. If it is determined that we have not properly collected and remitted taxes, we could face substantial liabilities, including interest and penalties, materially and adversely affecting our results of operations and cash balance.

Economic downturns or a change in consumer preferences, perception and spending habits could limit consumer demand for our products and negatively affect our future business.

The demand for the products we sell may be adversely affected from time to time by economic downturns that impact consumer spending, including discretionary spending. Future economic conditions such as employment levels, business conditions, housing starts, market volatility, interest rates, inflation rates, energy and fuel costs, and tax rates, or our actions in response to these conditions, such as price increases, could reduce consumer spending or change consumer purchasing habits.

Our performance depends significantly on factors that may affect the level and pattern of consumer spending in the markets in which we operate. Such factors include consumer preference, consumer confidence, consumer income, consumer perception of the safety and quality of our products, and shifts in the perceived value for our products relative to alternatives. A general decline in the consumption of our products could occur at any time as a result of change in consumer preference, perception, confidence, and spending habits, including an unwillingness to pay a premium or an inability to purchase our products due to financial hardship or increased price sensitivity, inflationary pressures, and economic uncertainty. If consumer preferences shift away from our products, our business, financial condition, and results of operations could be materially and adversely affected.

The success of our products depends on a number of factors including our ability to accurately anticipate changes in market demand and consumer preferences, our ability to differentiate the quality of our products from those of our competitors, and the effectiveness of our marketing and advertising campaigns for our products. We may not be successful in identifying trends in consumer preferences and developing products that respond to such trends in a timely manner. We also may not be able to effectively promote our products by our marketing and advertising campaigns and gain market acceptance. If our products fail to gain market acceptance, are restricted by regulatory requirements or have quality problems, we may not be able to fully recover costs and expenses incurred in our operations, and our business, financial condition, results of operations, and prospects could be materially and adversely affected.

Marketing activities for our products are subject to strict governmental regulation which may limit our ability to market or promote such products.

Our product advertising and promotion in the United States are regulated by the FTC under the FTC Act. The FTC Act mandates that advertisers have a “reasonable basis” for all product claims before making them and possess competent and reliable scientific evidence for health and therapeutic claims. Inadequate substantiation can render claims deceptive or misleading. The FTC Act also governs the appropriate use and required disclosures for promotional statements made by social media influencers and product testimonials.

The FTC has been active in investigating and taking action against companies that sell dietary supplements, providing guidance to help companies comply with its substantiation requirements. We believe we have sufficient substantiation for all material advertising claims for our products in the United States and have organized our documentation accordingly. However, we cannot guarantee that the FTC would agree if it were to review our claims.

The DSHEA permits “statements of nutritional support” to be included in labeling for dietary supplements without premarket FDA approval. Such statements must be submitted to the FDA within 30 days of marketing and must bear a label disclosure that “This statement has not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure, or prevent any disease.” Such statements may describe how a particular dietary ingredient affects the structure, function, or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function, or well-being, but may not expressly or implicitly represent that a dietary supplement will diagnose, cure, mitigate, treat, or prevent a disease. A company that uses a statement of nutritional support in labeling must possess scientific evidence substantiating that the statement is truthful and not misleading. If the FDA were to determine that a particular statement of nutritional support was an unacceptable drug claim or an unauthorized version of a disease claim for a food product, or if the FDA were to determine that a particular claim was not adequately supported by existing scientific data or was false or misleading, we would be prevented from using that claim.

These restrictions may be more burdensome for our products, increase our expenses, reduce our ability to market our products, and ultimately have a negative effect on our results of operations. In the event we violate such rules and regulations we could face penalties, fines, and judgments, which could restrict our future operations and marketing.

Failure to comply with federal, state, and foreign laws and regulations relating to privacy, data protection, and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection, and consumer protection, could materially and adversely affect our business, financial condition, and results of operations.

A variety of federal, state, and foreign laws and regulations govern the collection, use, retention, sharing, and security of consumer data. Laws and regulations relating to privacy, data protection, and consumer protection are evolving and subject to potentially differing interpretations. These requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not comply with all such laws, regulations, requirements, and obligations. Any failure, or perceived failure, by us to comply with any federal, state, or foreign privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject, or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brands, and business, and may result in claims, investigations, proceedings, or actions against us by governmental entities or others or other liabilities or require us to change our operations.

We will collect, store, process, and use personal information and other customer data, and rely on third parties that are not directly under our control to manage certain of these operations and to collect, store, process, and use payment information. Our customers’ personal information may include names, addresses, phone numbers, email addresses, payment card data, and payment account information, as well as other information. Due to the volume and sensitivity of the personal information and data we and these third parties will manage, the security features of our information systems are critical. If our security measures, some of which will be managed by third parties, are breached or fail, unauthorized persons may be able to access sensitive customer data, including payment card data. If we or our independent service providers or business partners experience a breach of systems that collect, store, or process our members’ and customers’ sensitive data, our brand could be harmed, sales of our products could decrease, and we could be exposed to claims, losses, administrative fines, litigation, or regulatory and governmental investigations and proceedings. Any such claim, investigation, proceeding, or action could hurt our reputation, brands, and business, force us to incur significant expenses in defense of such proceedings, distract our management, increase our costs of doing business, result in a loss of customers and suppliers, and may result in the imposition of monetary penalties and administrative fines. Depending on the nature of the information compromised, we may also have obligations to notify users, law enforcement, or payment companies about the incident and may need to provide some form of remedy, such as refunds, for the individuals affected by the incident.

Privacy laws, rules, and regulations are constantly evolving in the United States and abroad and may be inconsistent from one jurisdiction to another. We expect that new industry standards, laws, and regulations will continue to be proposed regarding privacy, data protection and information security in many jurisdictions, including the California Consumer Privacy Act of 2018, which went effective January 1, 2020, the California Consumer Privacy Rights Act, which went effective on January 1, 2023, and others. We cannot yet determine the impact such future laws, regulations, and standards may have on our business. Complying with these evolving obligations is costly. For instance, expanding definitions and interpretations of what constitutes “personal data” (or the equivalent) within the United States and elsewhere may increase our compliance costs. Any failure to comply could give rise to unwanted media attention and other negative publicity, damage our customer and consumer relationships and reputation, and result in lost sales, claims, administrative fines, lawsuits, or regulatory and governmental investigations and proceedings and may materially and adversely affect our business, financial condition, and results of operations.

We may be the subject of allegations, harassment, or other detrimental conduct by third parties, which could harm our reputation and cause us to lose market share and customers.

We may be subject to allegations by third parties or purported former employees, negative Internet postings, and other adverse public exposure on our business, operations, and staff compensation. We may also become the target of harassment or other detrimental conduct by third parties or disgruntled former or current employees. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies, media, or other organizations. We may be subject to government or regulatory investigation or other proceedings as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against our Company, may be posted on the Internet, including social media platforms by anyone on an anonymous basis. Any negative publicity concerning our Company or our management can be quickly and widely disseminated. Social media platforms and devices immediately publish the content of their users’ posts, often without filters or checks on the accuracy of the content posted. The information posted may be inaccurate and adverse to our Company, and it may harm our reputation, business, or prospects. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of negative and potentially false information about our business and operations, which in turn may cause us to lose market share and customers.

Common Stock and Trading Risks

There has been no public market for our common stock prior to this offering, and you may not be able to resell our common stock at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our common stock. We plan to apply for the listing of our common stock on Nasdaq. An active public market for our common stock, however, may not develop or be sustained after the offering, in which case the market price and liquidity of our common stock will be materially and adversely affected.

The market price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following our initial public offering. If you purchase our common stock in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our common stock, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•        actual or anticipated fluctuations in our revenue and other operating results;

•        the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

•        actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

•        announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•        price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•        lawsuits threatened or filed against us; and

•        other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

The price of our common stock could be subject to rapid and substantial volatility.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our common stock may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our common stock.

In addition, if the trading volumes of our common stock are low, persons buying or selling in relatively small quantities may easily influence the price of our common stock. This low volume of trades could also cause the price of our common stock to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our common stock may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our common stock. As a result of this volatility, investors may experience losses on their investment in our common stock. A decline in the market price of our common stock also could adversely affect our ability to issue additional shares of common stock or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our common stock will develop or be sustained. If an active market does not develop, holders of our common stock may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

You will experience immediate and substantial dilution in the net tangible book value of common stock purchased in this offering.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Consequently, when you purchase shares of our common stock in the offering, upon completion of the offering you will incur immediate dilution of $[    ] per share, assuming an initial public offering price of $[    ]. See “Dilution.” In addition, you may experience further dilution to the extent that additional shares of common stock are issued upon exercise of outstanding options we may grant from time to time.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our common stock may be materially and adversely affected.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the fiscal years ended September 30, 2024 and 2023, we have identified material weaknesses in our internal control over financial reporting and other control deficiencies. The material weaknesses identified included (i) a lack of formal policies and procedures to establish risk assessment process and internal control framework; and (ii) information technology-related deficiencies in the areas of: a) risk and vulnerability assessment, b) third-party (service organization) vendor management, c) backup management, disaster recovery, and proper equipment in physical environment control, and d) system security and access.

Following the identification of the material weaknesses and control deficiencies, we have taken certain remedial measures, including adopting directors’ resolutions to appoint independent directors, establish an audit committee, and strengthen corporate governance. We plan to take additional remedial measures, including (i) hiring more qualified accounting personnel with relevant generally accepted accounting principles in the United States of America (“U.S. GAAP”) and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our common stock, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on 10-K beginning with our annual report for the fiscal year ending September 30, 2026. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

We will incur substantial increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. These additional costs could negatively affect our financial results. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these laws, rules, and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. These laws, regulations, and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior March 31, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

If we cannot continue to satisfy the listing requirements and other rules of Nasdaq, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We plan to apply to have our common stock listed on Nasdaq upon consummation of this offering. It is a condition to the closing of this offering that our common stock qualifies for listing on a national securities exchange. Following this offering, in order to maintain our listing on Nasdaq, we will be required to comply with certain rules of Nasdaq, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of Nasdaq, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy Nasdaq criteria for maintaining our listing, our securities could be subject to delisting.

If Nasdaq subsequently delists our securities from trading, we could face significant consequences, including:

•        a limited availability for market quotations for our securities;

•        reduced liquidity with respect to our securities;

•        a determination that our common stock is a “penny stock,” which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common stock;

•        limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our common stock, the price of our common stock and trading volume could decline.

Any trading market for our common stock may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our common stock would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our common stock and the trading volume to decline.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our common stock.

We anticipate that we will use the net proceeds from this offering for general corporate purposes, including working capital, R&D, financing our marketing and operational expenses, upgrading our Company’s infrastructure, and international expansion. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our common stock.

We will be a “controlled company” within the meaning of the Nasdaq listing rules and are allowed to follow certain exemptions from certain corporate governance requirements that could adversely affect our public stockholders.

Our shareholders prior to the completion of this offering, KML Family Trust and KMA Trust, will hold [    ]% and [    ]% of our issued and outstanding shares of common stock, respectively, immediately after the consummation of this offering, assuming the sale of [        ] shares of common stock we are offering, and no exercise of the underwriters’ over-allotment option. As a result, Karin Mei Huang, as the beneficial owner of the shares held by KMA Trust and KML Family Trust, will be able to exercise [        ]% of the aggregate voting power of our issued and outstanding shares of common stock and will be able to determine all matters requiring approval by our stockholders, immediately after the consummation of this offering. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We are an “emerging growth company” and a “smaller reporting company” under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies will make our common stock less attractive to investors.

We are an “emerging growth company” and a “smaller reporting company” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” and “smaller reporting companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards.

We will remain an “emerging growth company” until the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act, although we will lose that status sooner if our revenue exceeds $1.235 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last day of our most recently completed second fiscal quarter.

We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as (i) the market value of our common stock held by non-affiliates is equal to or less than $250 million as of the last business day of the most recently completed second fiscal quarter, or (ii) our annual revenue is equal to or less than $100 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is equal to or less than $700 million as of the last business day of the most recently completed second fiscal quarter.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. In addition, taking advantage of reduced disclosure obligations may make comparison of our financial statements with other public companies difficult or impossible. If investors are unable to compare our business with other companies in our industry, we may not be able to raise additional capital as and when we need it, which may materially and adversely affect our financial condition and results of operations.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing, since we plan to have a relatively small public offering and insiders will hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities on Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including: (i) where the company engaged an auditor that has not been subject to an inspection by the Public Company Accounting Oversight Board of the United States (the “PCAOB”), an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities (in which instance, Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company); and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Since we plan to have a relatively small public offering and our insiders will hold a large portion of our listed securities, Nasdaq may apply additional and more stringent criteria for our initial and continued listing, which may cause delay or even denial of our listing application.

We have preferred stock authorized, which can be designated by the Company’s board of directors without stockholder approval.

The Company has 100,000,000 shares of preferred stock authorized. The shares of preferred stock of the Company may be issued from time to time in one or more series, each of which shall have a distinctive designation or title as shall be determined by the board of directors of the Company prior to the issuance of any shares thereof. The preferred stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional, or other special rights and such qualifications, limitations, or restrictions thereof as adopted by the board of directors. Because the board of directors is able to designate the powers and preferences of the preferred stock without the vote of a majority of the Company’s stockholders, stockholders of the Company will have no control over what designations and preferences the Company’s preferred stock will have. The issuance of shares of preferred stock or the rights associated therewith, could cause substantial dilution to our existing stockholders. Additionally, the dilutive effect of any preferred stock which we may issue may be exacerbated given the fact that such preferred stock may have voting rights and/or other rights or preferences which could provide the preferred stockholders with substantial voting control over us and/or give those holders the power to prevent or cause a change in control, even if that change in control might benefit our stockholders. As a result, the issuance of shares of preferred stock may cause the value of our securities to decrease.

Anti-takeover provisions in our Articles of Incorporation and our Bylaws, as well as provisions of Nevada law, might discourage, delay, or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our Articles of Incorporation, Bylaws and Nevada law contain provisions that may discourage, delay, or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or delay attempts by our stockholders to replace or remove our management. Our corporate governance documents include the following provisions:

•        requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors; and

•        subject to the rights of the holders of any outstanding series of preferred stock and unless otherwise required by law or resolution of our board of directors, vacancies on the board of directors arising through death, resignation, disqualification or removal, an increase in the number of directors, or otherwise may be filled by a majority of the directors then in office, though less than a quorum.

Any provision of our Articles of Incorporation, as amended or Bylaws or Nevada law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

The sale of a significant number of our shares may cause the market price of our common stock to drop significantly.

Upon completion of this offering, all of our directors and executive officers and the holders of 5% or greater of our capital stock will have signed lock-up agreements that prevent them from selling any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, subject to certain exceptions, for a period of not less six months from the date of this prospectus without the prior written consent of the underwriters. The underwriters may in their sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the period. When determining whether or not to release shares from the lock-up agreements, the underwriters will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Based on shares of our capital stock outstanding as of the date of this prospectus, we will have [    ] shares of common stock outstanding after the completion of this offering, including the [    ] shares of common stock that we are selling in this offering (representing [    ]% of our outstanding shares of common stock following the offering), which may be resold in the public market immediately. Additionally, beginning six months after the date of this prospectus, the remainder of the shares of our common stock will be eligible for sale in the public market due to the expiration of the lock-up agreements between our directors and executive officers and the holders of 5% or greater of our capital stock and the underwriters, unless US Tiger Securities, Inc., as representative of the several underwriters (the “Representative”) waives the provisions of these lock-up agreements and allows these stockholders to sell their shares earlier.

If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decrease significantly. The perception in the public market that our stockholders might sell shares of our common stock could also depress the market price of our common stock. We cannot predict the effect, if any, of future sales of our common stock on the value of our common stock. Sales of substantial amounts of our common stock by large stockholders, or the perception that such sales could occur, may adversely affect the market price of our common stock.

The market price for shares of our common stock may drop significantly when such securities are sold in the public market. A decline in the price of shares of our common stock may impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results, and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

•        our ability to execute our growth strategies, including our ability to meet our goals;

•        current and future economic and political conditions;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        our ability to attract clients and further enhance our brand recognition;

•        our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•        trends and competition in the herbal supplement industry; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied, or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Use of Proceeds

We estimate that the net proceeds to us from the sale of our shares of common stock in this offering will be approximately $[          ] million, assuming an initial public offering price of $[          ] per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus after deducting underwriting discounts, non-accountable expense allowance, and estimated offering expenses. Our net proceeds will increase by approximately $[          ] million if the underwriters’ over-allotment option to purchase additional shares of common stock is exercised in full (based on the same assumed offering price as described in the preceding sentence).

We currently intend to use the net proceeds we receive from this offering as follows:

•        approximately 31%, or $[        ] million assuming no over-allotment option is exercised, or $[        ] million if the over-allotment option is exercised in full, for general corporate purposes, including working capital to support day-to-day operations, such as for payroll, rent, insurance, inventory deposits;

•        approximately 24%, or $[        ] million assuming no over-allotment option is exercised, or $[        ] million if the over-allotment option is exercised in full, for R&D, including research collaborations (for instance, our three milestone based agreements with City of Hope through mid-2026, including all animal work and planned human pilot studies), clinical trial expansions, refining newly developed products, including self-affirmed GRAS dossiers for two additional extracts, and funding pilot production of next generation BioPrecision products based on our White Button Mushroom extracts (i.e., WBM REx);

•        approximately 20%, or $[        ] million assuming no over-allotment option is exercised, or $[        ] million if the over-allotment option is exercised in full, to finance the marketing and operational expenses for direct-to-consumer channel growth, physician outreach, and market expansion, including new hiring of eight field sales representatives, expansion of online advertising and launch of three educational road shows in the following 15 months, and we anticipate to require approximately $3 million of additional working capital to scale these programs for profitability;

•        approximately 18%, or $[        ] million assuming no over-allotment option is exercised, or $[        ] million if the over-allotment option is exercised in full, to upgrade our Company’s infrastructure, such as our next generation DirecTCM platform integrated with leading electronic health records and other healthcare platforms, including hiring more internal software engineers and increasing Amazon Web Services and cloud storage capacity to support internal technologies and integrations with third-party suppliers and vendors, such as UPS, FedEx, USPS, and third-party logistics and warehouse providers in the following 24 months; and

•        approximately 7%, or $[        ] million assuming no over-allotment option is exercised, or $[        ] million if the over-allotment option is exercised in full, for international expansion to expand our DirecTCM platform service to Asian and European markets, and we expect that a full commercial roll out will require approximately $2 million of additional capital.

The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed business conditions could result in the application of the net proceeds of this offering in a manner other than as described above. Pending our use of the net proceeds as described above, we intend to invest the net proceeds in short-term bank deposits or interest-bearing, investment-grade securities.

Dividend Policy

As of the date of this prospectus, we have not paid any cash dividends on our common stock, and our board of directors intends to continue a policy of retaining earnings, if any, for use in our operations. We are organized under the Nevada Revised Statutes (the “NRS”), which prohibits the payment of a dividend if, after giving it effect, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities. Any determination by our board of directors to pay dividends in the future to stockholders will be dependent upon our operational results, financial condition, capital requirements, business projections, general business conditions, statutory and regulatory restrictions, and any other factors deemed appropriate by our board of directors.

Capitalization

The following table sets forth our cash and capitalization as of September 30, 2024, on:

•        an actual basis;

•        an as-adjusted basis, after giving effect to the sale of [          ] shares of our common stock in this offering at an assumed public offering price of $[          ] per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), and our receipt of the estimated $[          ] million in net proceeds from this offering, after deducting underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us.

You should read this capitalization table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes appearing elsewhere in this prospectus.

	Actual	As-Adjusted
Cash	$1,339,922	$
Long-term loan – related party	$1,000,000	$

Stockholders’ equity:
Common stock (par value $0.0001 per share), 40,000,000 and shares issued and outstanding as of September 30, 2024, on an actual and as-adjusted basis, respectively	4,000
Additional paid-in capital	4,432,507
Accumulated deficit	(4,084,186)
Total stockholders’ equity	$352,321	$
Total capitalization	$1,352,321	$

A $1.00 increase (decrease) in the assumed initial public offering price of $[          ] per share of common stock, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase (decrease) each of our as-adjusted cash, additional paid-in capital, total stockholders’ equity, and total capitalization by approximately $[          ] million, after deducting estimated underwriting discounts and estimated expenses of the offering. Similarly, each increase (decrease) of 1 million shares in the number of shares of common stock offered by us would increase (decrease) each of our as-adjusted cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $[          ] million, after deducting estimated underwriting discounts.

Dilution

Purchasers of our common stock in this offering will experience an immediate dilution of net tangible book value per share from the initial public offering price. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of shares of common stock and the net tangible book value per share immediately after this offering.

As of September 30, 2024, our net tangible book value was $[          ] million, or $[          ] per share of common stock. Net tangible book value per share represents our total tangible assets, less our total liabilities, divided by the number of outstanding shares of our common stock.

Dilution in net tangible book value per share of common stock represents the difference between the public offering price per share of our common stock in this offering and the adjusted net tangible book value per share of our common stock after giving effect to this offering. After giving effect to the sale of shares of common stock in this offering at an assumed offering price of $[          ] per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us, our as-adjusted net tangible book value would have been $[          ] per share. This represents an immediate increase in net tangible book value of $[          ] per share to our existing stockholders and immediate dilution of $[          ] per share to new investors purchasing shares at the proposed public offering price. The following table illustrates the dilution in net tangible book value per share to new investors as of September 30, 2024:

Assumed initial public offering price per share of common stock	$
Net tangible book value per share of common stock as of September 30, 2024	$
Increase in net tangible book value per share of common stock attributable to this offering	$
As-adjusted net tangible book per share of common stock as of September 30, 2024, after this offering	$
Dilution per share of common stock to investors participating in this offering	$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $[          ] per share of common stock, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase (decrease) our as-adjusted net tangible book value per share after this offering by approximately $[          ] per share and increase (decrease) the dilution to new investors by $[          ] per share, and after deducting estimated underwriting discounts. Similarly, each increase or decrease of 1 million shares in the number of shares of common stock offered by us would increase (decrease) our as-adjusted net tangible book value by approximately $[          ] per share and decrease (increase) the dilution to new investors by approximately $[          ] per share, in each case assuming the assumed initial public offering price of $[          ] per share of common stock remains the same, and after deducting estimated underwriting discounts, non-accountable expense allowance, and estimated offering expenses.

If the underwriters exercise their option to purchase additional shares of common stock in full, the net tangible book value per share, as adjusted to give effect to this offering, would be $[          ] per share, and the dilution in net tangible book value per share to investors in this offering would be $[          ] per share.

The following table sets forth, as of September 30, 2024, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing holders of our common stock and the price to be paid by new investors in this offering at an assumed initial public offering price of $[          ] per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts, non-accountable expense allowance, and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering		%	$	%	$
Investors purchasing shares in this offering		%	$	%	$
Total		%	$	%	$

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Key Factors Affecting Results of Operations

The business, financial condition, and results of operations of the Company have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

Expand customer base and increase average revenue per customer

The growth of our revenue will depend on our ability to retain and increase customers. For the fiscal years ended September 30, 2024 and 2023, we had 199 and 475 customers, respectively, principally distributors, healthcare providers, and e-commerce retailers. Average revenue per customer for the fiscal years ended September 30, 2024 and 2023 was approximately $3,847 and $1,292, respectively. Our DirecTCM platform was officially launched in May 2025 and it had 75 active healthcare providers as of June 30, 2025.

We monitor the number of existing and new customers as indicators of the growth of the overall business. Our ability to increase the number of customers and average revenue per customer will depend on our ability to build up the awareness of our brand. Moving forward, we plan to increase our investment in marketing and build up a bigger sales team.

The ability to secure supply and control costs

Historically, we have developed business relationships with approximately four suppliers (including one related party), most of which we have had for a significant period of time. For the fiscal year ended September 30, 2024, one related party and one vendor accounted for 83% and 11% of the Company’s total purchases. For the fiscal year ended September 30, 2023, three vendors accounted for 30%, 20%, and 11% of the Company’s total purchases, respectively. We believe that these supplier relationships provide us reliable access to inventory, volume purchasing benefits, and the ability to deliver a diverse product offering cost-effectively.

In 2025, the U.S. government has implemented substantial tariffs on a wide range of goods imported from China under various authorities. This may negatively impact our results of operations. See “Risk Factors — Economic, Political, and Market Risks — We rely on third-party contract manufacturers located in China to produce our supplements, making us highly vulnerable to U.S. tariffs, trade disputes, and other disruptions related to U.S. — China trade relations, which could significantly increase our costs and materially harm our business.”

Focus on product portfolio and product mix with proprietary ingredients

Our product offerings span various categories, including nutritional supplements, herb extracts, and herbal tea, with diverse sizes and concentrations to meet varied customer needs.

For the fiscal year ended September 30, 2024, we offered 80 SKUs of products, compared to 260 SKUs of products for the fiscal year ended September 30, 2023. This significant reduction reflects a strategic transformation of our product line. Historically, our catalog included both our proprietary formulations and a variety of third-party or non-proprietary products. In 2024, we shifted our focus to products based predominantly on our BioPrecision formulations, and we intend to continue phasing out traditional, non-proprietary products.

By discontinuing non-proprietary products in favor of our BioPrecision formulations, we aim to provide a product line rooted in plant-based ingredients. This approach aligns our offerings with our core strength in R&D for supplements, ensuring a streamlined portfolio that emphasizes efficacy and quality.

Results of Operations

For the fiscal years ended September 30, 2024 and 2023

The following table presents certain combined statement of operations information and presentation of that data as a percentage of change from year to year.

	For the Fiscal Year Ended September 30, 2024	For the Fiscal Year Ended September 30, 2023	Variance
Revenue	$765,509	613,919	24.69%
Cost of revenue	$296,114	180,537	64.02%
Gross profit	$469,395	433,382	8.31%
Selling expenses	$159,553	215,185	(25.85)%
General and administrative expenses	$2,287,093	1,234,873	85.21%
Loss from operations	$(1,977,251)	(1,016,676)	94.48%
Other income (expense), net	$21,289	481,000	(95.57)%
Loss before income taxes	$(1,955,962)	(535,676)	265.14%
Income tax expenses	$—	254,847	(100.00)%
Net loss	$(1,955,962)	(790,523)	147.43%
Gross profit % of revenue	61.32%	70.59%
Net loss % of revenue	(255.51)%	(128.77)%

Revenue

Revenue for the fiscal year ended September 30, 2024 increased by 24.69% to approximately $0.8 million, compared to approximately $0.6 million for the fiscal year ended September 30, 2023. This growth was driven largely by the Company’s strategic restructuring of its product lines to emphasize higher-potential offerings and the successful development of new OEM customer relationships.

For the fiscal years ended September 30, 2024 and 2023, we had 199 and 475 customers, respectively, including 74 and 145 wholesale customers, and 125 and 330 retail customers, respectively. As our DirecTCM platform was officially launched in May 2025, no customers placed orders through our DirecTCM platform during the fiscal years ended September 30, 2024 and 2023.

The number of wholesale customers decreased from 145 in the fiscal year ended September 30, 2023 to 74 in the fiscal year ended September 30, 2024 because we have reduced our product mix to phase out some older, less marketable products. Average revenue per wholesale customer increased by 197.63% to approximately $3,847 for the fiscal year ended September 30, 2024 as compared to approximately $1,292 for the fiscal year ended September 30, 2023. The increase in average revenue per customer was attributed to the rising demand for our new products due to the new product mix and expanding sales channels.

However, revenue from our retail customers declined to approximately $107,000 for the fiscal year ended September 30, 2024, from approximately $178,000 for the fiscal year ended September 30, 2023. This decrease was primarily due to reduced product range and the transition period required for customers to adopt to our new BioPrecision formulation product line.

Refining Our Product Mix:

We reduced the range of our existing products to place greater emphasis on our BioPrecision formulation product line, which we began selling in July 2024. Our revenue from our product categories is summarized as follows:

	For the Fiscal Years Ended September 30,				Change USD	Change %
Product Categories	2024	%	2023	%
BioPrecision formulation	$177,271	23.2%	$—	—%	$177,271	100.0%
Dietary supplements (under Farlong brand)	446,406	58.3%	516,209	84.1%	(69,803)	(13.5)%
Herbal extract powders	141,832	18.5%	97,710	15.9%	44,122	45.2%
Total	$765,509	100.0%	$613,919	100.0%	$151,590	24.7%

The BioPrecision formulation product line has resonated strongly with both healthcare providers and consumers, validating our focus on premium, science-backed supplements. In line with our refined product strategy as mentioned above, BioPrecision formulation products generated revenue of approximately $177,000 for the fiscal year ended September 30, 2024, reflecting strong initial demand following their launch in July 2024.

Revenue from dietary supplements was approximately $446,000 and $516,000 for the fiscal years ended September 30, 2024 and 2023, respectively, representing a decrease of approximately $70,000. The decrease was primarily due to our intentional reduction in product variety within the nutritional supplement line to shift focus toward the BioPrecision formulations.

Revenue from herbal extract powders increased by approximately $44,000. Despite this growth, revenue from herbal extract powders represented a small portion of our total revenue for the fiscal years ended September 30, 2024 and 2023 and are not expected to become significant in 2025 and beyond.

Expanding Sales Channels:

The Company has engaged in discussions to provide OEM white-label services, enabling existing customers to expand their businesses under their own brands. During the fiscal year ended September 30, 2024, we added new customers to our OEM white-label services, which generated revenue of approximately $224,000. We also leveraged healthcare platforms to broaden our reach, complementing our existing partnerships with retail chain operators.

Cost of Revenue

Cost of revenue for the fiscal year ended September 30, 2024 increased by 64.02% to approximately $0.3 million as compared to approximately $0.2 million for the fiscal year ended September 30, 2023. Cost of revenue increased primarily due to the increase in revenue.

Gross Profit

Gross profit was approximately $0.5 million for the fiscal year ended September 30, 2024 as compared to gross profit of approximately $0.4 million for the fiscal year ended September 30, 2023 mainly due to the increase of revenue.

Despite the increase in gross profit, the gross margin for the fiscal year ended September 30, 2024 decreased to 61.32% from 70.59% for the fiscal year ended September 30, 2023. The decrease of gross margin was due to the relatively lower gross margin from BioPrecision Formulation product line, which was 12.04% for the fiscal year ended September 30, 2024, as we aimed to evaluate market response and establish an initial presence in the market.

Selling Expenses

Selling expenses mainly consist of payroll of our sales team, advertising and promotion expenses, and expenses for trade shows. Selling expenses decreased by 25.85% from approximately $215,000 for the fiscal year ended September 30, 2023 to approximately $160,000 for the fiscal year ended September 30, 2024. The decrease was primarily due to reduced advertising and promotional expenses, as the previously used advertising method did not produce effective results. The Company is currently in the process of identifying and implementing more effective marketing strategies.

General and Administrative Expenses

General and administrative expenses for the fiscal year ended September 30, 2024 increased by 85.21% to approximately $2.3 million as compared to approximately $1.2 million for the fiscal year ended September 30, 2023. The increase was mainly due to an increase in payroll and compensation expenses of approximately $0.3 million due to the expansion of our workforce and the establishment of distinct departments, such as design, operations, and accounting; an increase in operating lease expenses of approximately $0.2 million due to our newly leased office; an increase in legal and other professional fees of approximately $0.4 million as we prepared for our IPO, including costs for legal counsel, financial advisory services, and trademark consulting.

Other Income (Expense), net

Our other income (expense), net is summarized as follows:

	For the Fiscal Year Ended September 30, 2024	For the Fiscal Year Ended September 30, 2023	Change (%)
Other Income (Expense), net
Investment gain from marketable securities	$—	187,345	(100.0)%
Gain from sale/equity of investment in unconsolidated entities	—	298,177	(100.0)%
Impairment of investment in unconsolidated entities	—	(135,000)	(100.0)%
Dividend income	4,270	109,463	(96.10)%
Other income (expense), net	17,019	21,015	(19.01)%
Total Other Income, net	$21,289	$481,000	(95.57)%

Total other income was approximately $21,000 for the fiscal year ended September 30, 2024 as compared to other income of approximately $481,000 for the fiscal year ended September 30, 2023. The decrease was mainly attributable to a 100.00% decrease in the gain from sale or equity of investment in unconsolidated entities, a 100.00% decrease in investment gain from marketable securities, and a 96.10% decrease in the dividend income, offset by a 100.00% decrease in the impairment of investment in unconsolidated entities, as there were no investments in marketable securities or investments in unconsolidated entities as of September 30, 2024.

Provision for Income Taxes

Our income tax provision was approximately $0 for the fiscal year ended September 30, 2024 as compared to approximately $255,000 for the fiscal year ended September 30, 2023, which was mainly deferred taxes of approximately $240,000. Our effective rate was nil for the fiscal year ended September 30, 2024, as we provided a full valuation allowance for our deferred tax assets, which primarily consisted of net operating losses. Our effective rate of (47.6)% for the fiscal year ended September 30, 2023 was mainly due to taxable gain of approximately $1.4 million as a result of transferring assets to our stockholders, where the gain was not recognized on our consolidated financial statements due to common control transactions. We subsequently utilized approximately $0.9 million of our net operating losses.

Net Loss

Net loss for the fiscal year ended September 30, 2024 was approximately $2.0 million as compared to approximately $0.8 million for the fiscal year ended September 30, 2023, representing an increase of approximately $1.2 million. The increase was primarily driven by a rise in general and administrative expenses of approximately $1.0 million and a decrease in other income of approximately $0.4 million, offset by the decrease of deferred tax of $0.2 million as previously discussed.

LIQUIDITY AND CAPITAL RESOURCES

In assessing liquidity, we monitor and analyze cash on-hand and operating expenditure commitments. Our liquidity needs are to meet working capital requirements and operating expense obligations. To date, we have financed our operations primarily through cash flows from operations and debt financing from financial institution and related parties. As of September 30, 2024 and 2023, the Company had approximately $1.3 million and $2.4 million in cash, which primarily consists of bank deposits, which are unrestricted as to withdrawal and use. Our working capital was approximately $1.0 million and $2.1 million as of September 30, 2024 and 2023. Our accumulated deficit and negative operating cashflow for the fiscal year ended September 30, 2024 amounted to $4,084,186 and $1,918,192, respectively.

Subsequent to September 30, 2024, we obtained a $1.6 million long-term loan for liquidity. See “Certain Relationships and Related Party Transactions — Long-Term Loan — Related Party.”

We have experienced recurring losses from operations and negative cash flows from operating activities since 2022. In addition, we had, and may potentially continue to have, an ongoing need to raise additional cash from outside sources to fund our expansion plan and related operations. Successful transition to attaining profitable operations is dependent upon achieving a level of revenue adequate to support our cost structure. In connection with our assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about our ability to continue as a going concern within one year after the date that our consolidated financial statements were issued.

If we are unable to manage our business to have sufficient funds to operate within the normal operating cycle of a 12-month period, we may have to consider certain cost cutting measure to reduce our operating costs. We may also consider supplementing our available sources of funds through the issuance of additional debt and equity financing.

We can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to us, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on us and it would materially and adversely affect our ability to continue as a going concern. As a result, investors or other financing sources may be unwilling to provide funding to us on commercially reasonable terms or at all.

The consolidated financial statements have been prepared assuming that we will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty. However, if we are unable to continue as a going concern, we may have to discontinue operations and liquidate our assets and may be compelled to receive less than the value at which those assets are carried on our consolidated audited financial statements, which would cause the stockholders to lose all or a part of their investment.

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	For the Fiscal Year Ended September 30,
	2024	2023
	US$	US$
Net cash used in operating activities	(1,918,192)	(874,999)
Net cash (used in) provided by investing activities	(96,409)	3,207,014
Net cash provided by (used in) financing activities	980,833	(60,155)
Net change in cash and cash equivalents	(1,033,768)	2,271,860
Cash and cash equivalents, at the beginning of year	2,373,690	101,830
Cash and cash equivalents, at the end of year	1,339,922	2,373,690

Operating Activities

Net cash used in operating activities was approximately $1.9 million for the fiscal year ended September 30, 2024 and was primarily attributable to i) a net loss of approximately $2.0 million; and ii) increased inventory of approximately $0.7 million as we purchased new products, offset by increased accounts payable — related parties of approximately $0.7 million, which we have not yet paid for the purchase.

Net cash used in operating activities was approximately $0.9 million for the fiscal year ended September 30, 2023 and was primarily attributable to i) a net loss of approximately $0.8 million in 2023; ii) a noncash investment gain of approximately $0.2 million from marketable securities, a gain from the sale of investment in unconsolidated entities of approximately $0.3 million, and deferred tax expenses of approximately $0.2 million. While these gains increased net income on the income statement, they did not provide cash inflows. Depreciation, noncash lease expenses, allowance for credit losses, deferred tax expenses, and impairments to inventory and investments collectively totaled approximately $0.5 million, reducing our net loss on a cash basis; iii) an increase in inventory of approximately $0.1 million as we purchased new products, utilized our prepayment, and incurred more payable for inventory.

Investing Activities

For the fiscal year ended September 30, 2024, net cash used in investing activities amounted to approximately $0.1 million, which was primarily for purchase of an automobile of approximately $0.1 million, offset by proceeds from trade in automobile of approximately $0.03 million.

For the fiscal year ended September 30, 2023, net cash provided by investing activities amounted to approximately $3.2 million, which was primarily attributable to i) proceeds from sale of marketable securities of approximately $2.8 million, and ii) proceeds from sale of investment in unconsolidated entities of approximately $0.5 million, offset by purchase of marketable securities of approximately $0.07 million and purchase of property and equipment of approximately $0.02 million.

Financing Activities

Net cash provided by financing activities was approximately $1.0 million for the fiscal year ended September 30, 2024, which was due to long-term loan borrowing from related parties of $1.0 million, offset by payment of deferred offering cost of $0.008 million for our upcoming IPO and payment of finance lease liabilities of approximately $0.01 million.

Net cash used in financing activities was approximately $60,000 for the fiscal year ended September 30, 2023, which was attributable to payment of deferred offering cost of $50,000 for our upcoming IPO and payment of finance lease liabilities of approximately $10,000.

Share Exchange Agreement

On December 27, 2023, we entered into a share exchange agreement with Longstar and its then sole stockholder, Karin Mei Huang, and issued 40,000,000 shares of common stock to Karin Mei Huang in exchange for 100% of the equity interest of Longstar.

Before and after the reorganization, we, together with or subsidiary, are effectively controlled by the same stockholder, Karin Mei Huang, and therefore the reorganization is accounted as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. Accordingly, for accounting purposes the combination was treated as the equivalent of Longstar issuing shares for the net assets of Farlong. The consolidation of us and our subsidiary has been accounted for at historical cost and prepared on the basis as if the aforementioned transaction had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements (as that term is defined in Item 303 of Regulation S-K) that are reasonably likely to have a current or future material effect on our financial condition, revenue or expenses, results of operations, liquidity, capital expenditures, or capital resources.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. GAAP and pursuant to the rules and regulations of the SEC. The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated and combined financial statements and accompanying notes. Actual results could differ from those estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition and results of operations will be affected. We base our estimates on experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies, which we discuss further below. While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue recognition

We follow ASC 606 Revenue Recognition and recognize revenue from product sales revenue, net of promotional discounts and return allowances, when the following revenue recognition criteria are met: a contract has been identified, separate performance obligations are identified, the transaction price is determined, the transaction price is allocated to separate performance obligations and revenue is recognized upon satisfying each performance obligation.

The accounting treatment for contracts with customers where the amounts charged per product is fixed and determinable, and the specific terms of the contracts were agreed on including payment terms which are typically 30 days for wholesale customers while retail customers are charged upon delivery on products, is described below. We have one performance obligation, which is to deliver products to customers. We transfer the risk of loss or damage upon shipment or customer pick up. Therefore, revenue from product sales is recognized at a point in time when control of products is transferred to customers and we have no further obligation to provide services related to such product. Consideration is reduced by sales discounts and return allowances which are recorded in the period in which the related sale is recognized. We provide a seven-day return policy and a limited warranty on our products. Return and warranty allowances, are based on our best estimate of expected product returns using historical experience which has been immaterial to us.

We evaluate the criteria of ASC 606 — Revenue Recognition Principal Agent Considerations in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. We concluded that because we are primarily responsible for fulfilling the promise to deliver products and we are subject to inventory risk before control of the good or service has been transferred to a customer and we have discretion in establishing the price, revenue is recorded at gross.

Return Policy, Warranty Risks, and Potential Impact on Financial Results

We offer a seven-day return policy and a limited warranty on our products. Our return and warranty allowances are currently based on our best estimates of expected product returns, drawing on historical experience, which has been immaterial to date. However, there are risks associated with this policy that could impact our financial results if actual returns or warranty claims exceed our estimates.

Inventory

Inventory consists of finished goods ready for sale and is stated at the lower of cost or net realizable value. We value our inventory using the first in first out costing method. We include as a part of cost of goods sold any freight incurred to ship the product from our vendors to warehouses. We regularly review inventory and consider forecasts of future demand, market conditions and product obsolescence.

If the estimated net realizable value of the inventory is less than cost, we make provisions in order to reduce our carrying value to its estimated net realizable value. We also review inventory for slow moving and obsolescence and record impairment for obsolescence. For the fiscal years ended September 30, 2024 and 2023, impairment losses on inventories were $26,878 and $31,362, respectively.

Recently issued accounting pronouncements

In November 2023, the Financial Accounting Standards Board (the “FASB”) issued ASU 2023-07, which is an update to Topic 280, Segment Reporting: Improvements to reportable Segment Disclosures (“ASU 2023-07”), which enhances the disclosure required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. ASU 2023-07 will be effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted ASU 2023-07, which was applied retrospectively to all prior periods presented. Refer to Note 14 to our consolidated financial statements for further details regarding this adoption.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign), and (3) income tax expense or benefit from continuing operations (separated by federal, state, and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state, and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual consolidated financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. We are currently evaluating the potential impact of adopting this new guidance on our consolidated financial statements and related disclosures.

Except as mentioned above, we do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our consolidated balance sheets, statements of operations, and statements of cash flows.

Business

Overview

We are a science-driven healthcare and wellness company pioneering innovative solutions and personalized health approaches. Our vertically integrated brands provide actionable insights and personalized healthcare data, products, and services to help individuals proactively improve and maintain their health.

We develop product formulations and engage contract manufacturers to produce our proprietary supplements, which we then market and distribute. Our brands engage in the sale of dietary supplements, encompassing herbal products through various sales arrangements. We are dedicated to providing authentic and personalized health solutions that meet a high standard of quality and consumer trust. We work to empower individuals with the knowledge, tools, and solutions needed to lead a life of optimal health and wellness.

Founded on the principles of combining traditional herbal knowledge with contemporary scientific techniques, we are working toward self-affirmed GRAS conclusions for the principal botanical ingredients used in our dietary supplement line. Under the FFDCA, a substance is GRAS for a particular use when qualified experts conclude that the substance is safe under the conditions of its intended use, and that conclusion is supported by publicly available scientific evidence. The FDA does not “approve” GRAS status; instead, a company may (i) self-affirm that its ingredient is GRAS or (ii) voluntarily submit a GRAS notice for FDA review. To date, we have employed the self-affirmation pathway for the following ingredients, each of which is present in one or more of our BioPrecision supplements:

•        Notoginseng (Panax notoginseng) saponin extract;

•        Breviscapine (Erigeron breviscapus) flavonoid extract;

•        Polygonum capitatum extract;

•        Innerpure formulation; and

•        Rodgersia sambucifolia Hemsl. Extract.

Self-affirmation has been completed with the assistance of independent toxicologists and in accordance with FDA guidance; however, the FDA has not reviewed nor confirmed these GRAS conclusions. No other ingredients or finished products in our current portfolio have been evaluated under the GRAS framework, and none of our products are the subject of an FDA “no-questions” letter. Our products are dietary supplements which are not approved by the FDA and are not intended to diagnose, treat, cure, or prevent any disease.

The small-scale, exploratory clinical studies we sponsor are being run entirely outside the purview of the U.S. FDA’s investigational-drug framework:

•        they do not involve the administration of an “investigational new drug”;

•        they are not being conducted pursuant to an IND;

•        we have not filed, and do not presently intend to file, an IND or any other drug-related submission with the FDA; and

•        the studies are not designed to serve as, or to be included in, an FDA drug-approval dossier.

Accordingly, while our finished products must comply with the DSHEA and the FFDCA, none of our products described in this prospectus are regulated by the FDA as prescription or over-the-counter drugs. Our regulatory objective is limited to marketing our formulations in the United States as dietary supplements, for which “FDA approval” is neither required nor available. Therefore, we have not submitted an IND to the FDA nor liaised with the FDA in relation to any trials conducted as of the date of this prospectus and none of our products is regulated by the FDA.

Our current distribution channels consist of (i) our DirecTCM platform; (ii) online stores through our official website and various e-commerce websites, such as Amazon.com and Walmart.com; and (iii) B2B wholesale in the clinics or medicine centers, and OEM specialist sales lines, such as the franchise centers. Our DirecTCM platform was officially launched in May 2025. As of June 30, 2025, our DirecTCM platform had approximately 30,000 pre-registered healthcare providers. We had 75 active healthcare providers on our DirecTCM platform as of June 30, 2025, which accounted for 0.25% of all pre-registered healthcare providers on our DirecTCM platform. The active healthcare providers refer to those healthcare providers who logged into our DirecTCM platform more than one time in the past 90 days (from April 1, 2025 to June 30, 2025) and used at least one clinical-decision or ordering feature on our DirecTCM platform as of June 30, 2025.

According to an optional self-reported survey on our DirecTCM platform, the active healthcare providers each see a median of 20 patients per day, roughly 420 patients per month. Therefore, 75 active healthcare providers in total represent an estimated 31,500 patients encountered per month. Our DirecTCM platform did not generate any revenue before its launch. Orders initiated directly through our DirecTCM platform (either by healthcare providers or by patients using healthcare provider-generated codes) accounted for approximately $80,000, or 48.68%, of our total revenue of approximately $165,000 for the three months ended June 30, 2025.

Our Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

Proprietary Technology and Intellectual Property

We attach great importance to technology R&D, advocate technological innovation, and insist on driving business development with technology. We hold significant trade secrets and proprietary knowledge in formulation-based product development and manufacturing. See “— Intellectual Property” for details.

Our DirecTCM platform leverages aggregated usage trends and 26 years of sales data to guide healthcare providers in recommending supplements tailored to individual wellness needs. By focusing on reorder rates, historical demand patterns, and real-world outcomes, DirecTCM generates insights that spur continuous product refinement and innovation. In addition, the platform integrates logistics data in real time, ensuring accurate inventory and delivery information so that healthcare providers and their patients can receive timely, efficient service.

Established Brand

Through Longstar, which was founded in 1999, Farlong has been active for over two decades in combining holistic herbal supplement with modern scientific approaches. This long-term presence has helped the Company build strong business relationships with our customers and vendors, especially among healthcare providers who appreciate clinically tested herbal solutions. Our reputation for quality and trust is built on years of rigorous research, development, and customer feedback. Farlong’s focus on plant-based ingredients and self-affirmed GRAS conclusion compliance positions the brand as a trusted, reliable source for herbal supplements. Clinical evidence (for instance, documented improvements in cardiovascular, cognitive, and digestive health) further enhances the brand’s standing with healthcare providers and consumers. See “— Research and Development — Clinical Trials” for details. Our multiple brands, such as Best Doctor Formula, Dr. Herbal Well, ACA Herb, ZEN Life Herb, and A PURE HERB, target different segments, including direct-to-consumer and healthcare providers. This multi-brand strategy facilitates deeper market penetration and brand-building across e-commerce, retail, and clinical settings.

Large and Growing Customer Base

We have built a strong customer base through our long-standing presence in the market. As of June 30, 2025, our DirecTCM platform had approximately 30,000 pre-registered healthcare providers, of which 75 were active. According to an optional self-reported survey on our DirecTCM platform, the active healthcare providers each see a median of 20 patients per day, roughly 420 patients per month. Therefore, 75 active healthcare providers in total represent an estimated 31,500 patients encountered per month. Our DirecTCM platform’s provider-centered approach allows for exponential access to consumers of supplements. In addition, consumers seeking all-natural, clinically backed supplements are likely to grow as awareness of holistic herbal supplements and wellness solutions continues to rise globally. See “— Our Industry and Our Opportunity” for details.

Experienced Management Team with Strong Financial and Operational Expertise

Our management team consists of executives with decades of experiences in financial and corporate management functions. Our CEO, Jackson Kwok, brings more than 27 years of leadership experience, highlighted by his expertise in strategic planning, market development, and product management at companies with revenue exceeding $350 million. Mr. Kwok’s dynamic leadership and in-depth knowledge of North America’s sales and marketing landscapes have consistently driven top-line revenue growth and operational excellence, positioning companies for sustained growth and diversification. Our CFO, Chiwen “Claire” Wang, brings a distinguished background in financial management and strategic leadership. Her extensive experience includes overseeing year-end audits, ensuring the accuracy and integrity of financial statements, and managing the auditing process for public companies — skills that are instrumental to guiding our financial strategy and supporting compliance with public company requirements. See “Management” in this prospectus for details.

Innovative Culture and R&D Capabilities

We prioritize integrating centuries-old herbal wisdom with modern clinical validation. This framework of combining “traditional knowledge + modern R&D” fuels product innovation and competitive advantage. DirecTCM data analytics, including patient feedback, usage patterns, and outcome measures, contribute to Farlong’s continual enhancement of formulations and new product pipelines. See “— Our Platform: DirecTCM.com” for details. This data-driven R&D, backed by 26 years of holistic herbal supplement research, accelerates iteration cycles and helps maintain the Company’s competitive edge in the health supplements market. We also collaborate with several external research institutions, such as City of Hope and the World Renew Medical Hospital to conduct high-quality research and trials. See “— Research and Development — Clinical Trials” for details.

Our Growth Strategies

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

Expansion Plans on DirecTCM Platform and Products

We see great potential in expanding services on our DirecTCM platform and promoting our products. We intend to explore additional market opportunities by widening product availability through major e-commerce platforms and retail partnerships, and will seek to facilitate business development and expansion with our customers. We market our products under the brands Best Doctor Formula, Dr. Herbal Well, and ACA Herb on leading e-commerce platforms, including Amazon.com. This strategic online presence aims to capture a significant share of the online supplements marketplace. We emphasize the expansion of product lines containing botanical extracts for which we have reached (or are pursuing) self-affirmed GRAS conclusions, including Ginseng Plus, LifeFlower Breviscapine, Polygonum capitatum, and InnerPure. By leveraging the power of digital marketing and e-commerce, we believe we can reach a broad audience and provide convenient access to our high-quality supplements.

Investment in Technology and R&D

Featuring an extensive selection of 37 herbal supplements, consisting of 16 proprietary formulations under our BioPrecision line and marketed with several brand labels (such as Best Doctor Formula, A Pure Herb, ZEN Life Herb, ACA Herb, and Dr. Herbal Well), and 21 legacy formulations of traditional single-herb or non-proprietary blends, DirecTCM leverages a data-driven knowledge library to assist healthcare professionals in identifying the most suitable supplements for overall wellness. In addition, DirecTCM provides and delivers the most up-to-date health information, tips on dietary supplements, and holistic plant ingredient knowledge, empowering healthcare providers to recommend supplements that further enhance patients’ well-being. We intend to continue investing in DirecTCM, refining methods for supplement recommendation. Ongoing improvements will incorporate richer data sets and aggregated outcomes to optimize the efficacy of recommended regimens. We also continue to investigate and conduct R&D on holistic herbal ingredients, aiming for self-affirmed GRAS conclusion and clinical trials, to create our signature BioPrecision formulation that addresses today’s health demands, and we are actively funding ongoing studies investigating anti-cancer and anti-diabetes applications. See “— Research and Development — Clinical Trials” for details.

Plans for Growing Our Business

Leveraging on our in-depth experience in customized products and industry insights in the herbal supplements and accumulated understanding of market trends, we plan to enhance the variety of our products to better serve existing customers and attract new customers. We continue optimization on Amazon and other online platforms, such as Walmart.com and some third-party health sites to widen direct sales and expand multiple brand lines to address different consumer segments and price points, enabling cross-selling opportunities. Depending on regulatory pathways and local partnerships, we may explore export opportunities, especially in markets with high receptivity to holistic herbal supplement.

Corporate History and Structure

Farlong is a holding company incorporated on October 26, 2023 in the State of Nevada. Farlong has no substantial operations other than holding all of the outstanding share capital of its subsidiary, Longstar. Longstar was incorporated on November 22, 1999 in the State of California as Longstar International Inc. and changed its name to Longstar Healthpro, Inc. in January 2003.

In connection with this offering, we have undertaken a reorganization of our corporate structure in the following steps:

•        On October 26, 2023, Farlong was formed in Nevada to serve as a holding company for Longstar.

•        On December 27, 2023, Longstar, Farlong, and Longstar’s then sole stockholder, Karin Mei Huang, entered into a Share-for-Share Exchange Agreement (the “Share-For-Share Exchange”). Pursuant to the Share-For-Share Exchange, Karin Mei Huang exchanged all 2,000,000 shares of stock of Longstar which she then held, representing 100% of the outstanding shares of stock of Longstar, for 40,000,000 shares of Farlong’s common stock, which resulted in Longstar becoming a wholly-owned subsidiary of Farlong (with the one share of Farlong’s common stock outstanding prior to the exchange, which was owned by Longstar, being cancelled) and Karin Mei Huang becoming the 100% stockholder of Farlong.

•        On January 31, 2025, immediately following the completion of the Share-for-Share Exchange, our then sole stockholder, Karin Mei Huang, entered into a Gift Receipt Agreement, pursuant to which she transferred all 40,000,000 shares of Farlong’s common stock that she owned to two family trusts, KML Family Trust and KMA Trust, for estate planning purposes.

The following diagram illustrates our corporate structure as of the date of this prospectus and upon completion of this IPO based on a proposed number of [    ] shares of common stock being offered, assuming no exercise of the underwriters’ over-allotment option.

____________

Notes:

(1)      Represents 8,000,000 shares of our common stock held by KMA Trust as of the date of this prospectus. The Trustee of KMA Trust is Karin Mei Huang.

(2)      Represents 32,000,000 shares of our common stock held by KML Family Trust as of the date of this prospectus. The trustees of KML Family Trust are Karin Mei Huang and her husband, Lipin Zeng.

For details of our principal stockholders’ ownership, please refer to the beneficial ownership table in the section captioned “Principal Stockholders.

Our Products

Our product offerings span various categories, including nutritional supplements, herb extracts, and herbal tea, with diverse sizes and concentrations to meet varied customer needs. For the fiscal year ended September 30, 2024, we offered 80 SKUs of products, compared to 260 SKUs of products for the fiscal year ended September 30, 2023. This significant reduction reflects a strategic transformation of our product line.

Historically, our catalog included both our proprietary formulations and a variety of third-party or non-proprietary products. During the fiscal year ended September 30, 2023, we sold the following categories of herbal extract powders and dietary supplements:

Product Category	Description
Herbal Extract Powders

One herbal extract powder targets overall wellness, while another is formulated to support circulatory and cognitive health. Each product in this collection is naturally derived, free from synthetic additives, and carefully processed to preserve its purity and potency.

Herbal extracts are a subset of plant-based extracts, and as Panax notoginseng extract and Breviscapine are derived from herbs, they fall within this category. Regardless of whether the extracts are herbal or plant-based, the final form is typically a powder.

Product Category	Description
Dietary supplements (under Farlong brand)	Dietary supplements based on formulations aimed at digestive health, brain health, blood pressure, heart health, joint health, and women’s overall health

In 2024, we shifted our focus to products based predominantly on our proprietary formulations, the BioPrecision formulations, and started to sell these products in July 2024, while phasing out traditional, non-proprietary products. The BioPrecision formulations or other supplements have not been reviewed or approved by the FDA. The products fall within the dietary supplement category and are marketed only for permissible structure/function or general wellness purposes. Below is a list of our BioPrecision formulations:

No.	BioPrecision Formulations	Description*
1	UTFREX	Supports urinary tract function and wellness
2	GoutREX	Assists in promoting healthy uric acid balance
3	WBM REX	Targets overall prostate wellness
4	CholesREX	Helps maintain healthy cholesterol levels
5	InnerpuREX	Aids in digestive comfort and regularity
6	LiverPure REX	Encourages healthy liver function
7	Muscle REX	Helps ease muscle tension and discomfort
8	Muscle + Joint REX	Addresses both muscle and joint relief
9	IQ+Brain REX	Promotes cognitive clarity and function
10	Blood Sugar REX	Supports metabolism for balanced energy levels
11	Blood PressuREX	Encourages healthy blood pressure and circulation
12	Healthy Heart REX	Helps support cardiovascular function
13	CARDIO+FLOW	Promotes healthy blood flow and heart health
14	EYE HEALTH	Targets vision care and eye wellness
15	Calm Women	Addresses overall women’s wellness needs
16	Joint-Ease	Supports joint mobility and comfort

____________

*        Our products are dietary supplements and have not been approved by the FDA and they are not intended to diagnose, treat, cure, or prevent any diseases.

We engage contract manufacturers to produce supplements according to our BioPrecision formulations in different sizes and concentrations to meet varied customer needs, resulting in multiple SKUs of products for each BioPrecision formulation. These supplements are made with all natural herbs, without any added vitamins or minerals, and the main ingredients in our supplements meet the self-affirmed GRAS determination standards.

Each BioPrecision formulation can generate several SKUs because we commercialize the same core blend under multiple customer-facing brands and, in some cases, in more than one package size or delivery form. For example, our Muscle REX formulation is marketed:

•        as “Muscle Ease” under the Dr. Herbal Well practitioner brand (60-count capsules);

•        as “Muscle REX” under the ZEN LIFE HERB consumer brand (60-count capsules);

•        as “Muscle REX” under the A PURE HERB Amazon-focused brand (60-count capsules);

•        as “Muscle REX” for ACA HERB franchise clinics (professional 60-count capsules); and

•        as “Muscle REX” under the Best Doctor Formula line (professional 60-count capsules).

Similar multi-brand deployments apply to each of the other 15 BioPrecision formulations, resulting in two to seven active SKUs per formulation. The SKU count therefore reflects branding strategy and package configuration rather than differences in active-ingredient composition.

Products based on our BioPrecision formulations include:

•        Cancer Support Supplements: White Button Mushrooms (WBMREx)

WBMREx, a cancer support supplement, is designed to support prostate, breast, and kidney health, strengthen the immune system including potential effects on immunomodulation, and promote overall wellness. WBMREx is composed of 70% White Button Mushroom (Agaricus bisporus) extract and 30% Notoginseng extract. WBMREx integrates the potential benefits of White Button Mushroom, which has been studied for its impact on prostate-specific antigen levels and immune function, with the anti-inflammatory properties of Notoginseng, making it a promising option for holistic wellness support. See “— Research and Development — Clinical Trials — Current Clinical Trials — White Button Mushroom” for details of the related clinical trial.

•        Diabetes Management Supplements: Blood Sugar Rex (BSRex)

BSRex, a diabetes management supplement, is formulated to help maintain healthy glucose levels and enhance insulin sensitivity and promote holistic metabolic health for individuals concerned about prediabetes, type 1 diabetes, or type 2 diabetes management. A key component in BSRex, the polygonum capitatum, is a core herbal extract historically used in holistic herbal supplement for managing blood sugar levels and improving metabolic function. See “— Research and Development — Clinical Trials — Current Clinical Trials — Polygonum Capitatum” for details of the related clinical trial.

•        Inflammation Support Supplements: Muscle Ease REx (Rodgersia Sambucifolia Hemsl.)

Muscle Ease REx, our inflammation support supplement, is formulated to aid in post-exercise muscle recovery, reduce soreness, and support overall muscle health, flexibility, and movement. See “— Research and Development — Clinical Trials — Current Clinical Trials — Rodgersia Sambucifolia Hemsl.” for details of the related clinical trial.

•        Digestion Support Supplements: Farlong InnerPure

InnerPure, our detoxification and digestive health supplement, is formulated to support natural toxin elimination, promote digestive regularity, and aid in weight management. InnerPure is a combination of eight dietary ingredients used in supplements and in traditional Chinese medicine, and its ingredients have historically been used in China, Korea, Japan, India, and many other countries worldwide for a long time. See “— Research and Development — Clinical Trials — Past Clinical Trials — InnerPure” for details of the related clinical trial.

•        Cardiovascular Health Supplement: Farlong Notoginseng (Ginseng Plus)

Farlong Ginseng Plus, our cardiovascular health supplement, is formulated to support healthy cholesterol levels, promote blood pressure regulation, and enhance endothelial function. This supplement contains highly concentrated Panax notoginseng root extract, rich in bioactive components such as notoginsenoside, ginsenoside Rb1, and ginsenoside Rg1. Ginseng Plus is an extract of saponins from Panax notoginseng root, for use in human food and dietary supplements. See “— Research and Development — Clinical Trials — Past Clinical Trials — Notoginseng” for details of the related clinical trial.

•        Brain Health Support Supplements: Lifeflower Breviscapini

Lifeflower Breviscapini is an active flavonoid component extracted from Erigeron breviscapus to be used in our cognitive health supplement. Lifeflower Breviscapini is used as a direct human food and dietary supplement ingredient intended to be used in yogurt, nutritional bars, smoothies, and dietary supplements. It contains a standardized extract of Erigeron breviscapus, rich in scutellarin, a bioactive flavonoid with neuroprotective properties. See “— Research and Development — Clinical Trials — Past Clinical Trials — Breviscapini” for details of the related clinical trial.

•        General Health Supplements

Our general health supplements are designed to support overall wellness using natural herbal solutions, such as those supporting eye health, gut health, and urinary tract health.

Our Platform: DirecTCM.com

Our DirecTCM platform features an extensive knowledge library based on patient profiles, medical needs, and historical data, personalized supplement recommendations, and a seamless ordering and delivery system that works together to help provide efficiency and user satisfaction. As of June 30, 2025, our DirecTCM platform had approximately 30,000 pre-registered healthcare providers, of which 75 were active.

As of the date of this prospectus, through our DirecTCM platform, healthcare providers can access a comprehensive selection of 37 distinct finished-product formulations, consisting of 16 proprietary formulations under our BioPrecision line and marketed with several brand labels (such as Best Doctor Formula, A Pure Herb, ZEN Life Herb, ACA Herb, and Dr. Herbal Well) and 21 legacy formulations for traditional single herb or non-proprietary blends, which are being phased out as inventory is depleted, with no additional lots being manufactured after June 2024. See the table below for details.

Category	Formulations	Representative Brands	No. of SKUS as of the date of this prospectus
BioPrecision proprietary formulations	16	Best Doctor Formula and A Pure Herb	62
Legacy traditional/non-proprietary	21	FOCI Herbal	18
Total	37		80

Health professionals can have supplements delivered directly to their patients or for in-office use, enhancing healthy lifestyles for the patients. With a wide range of our supplement products and three logistic warehouses to ensure the next-day delivery, our DirecTCM platform provides dedicated practitioner support, patient assistance, various contact options including email and phone support, and an interactive chat feature for instant help.

At the core of DirecTCM’s innovation is a data-driven knowledge library, designed to help healthcare professionals identify the most fitting products from an extensive selection of 37 formulations. The platform provides and delivers the most up-to-date health information, tips on dietary supplements, and holistic plant-ingredient knowledge, empowering practitioners to refine their recommendations and enhance overall patient wellness. By leveraging aggregated usage data and 26 years of sales trends, DirecTCM can refine supplement suggestions and highlight relevant educational resources and research articles, broadening healthcare providers’ understanding and application of TCM supplement principles in their practices.

One of the standout features of DirecTCM is its seamless integration of the ordering and fulfillment process within the clinical setting. Healthcare providers can select and order the recommended TCM and Farlong supplements together with their patients, facilitating immediate payment and eliminating any confusion about product selection or purchase locations. Following the in-clinic order, DirecTCM’s logistic operations work to see that patients receive their TCM and Farlong supplements at their doorstep within two business days or sooner. Healthcare providers across the United States can order supplements from Farlong, which are shipped directly to customers’ homes. To ensure rapid and reliable delivery, on June 7, 2024, we entered into a service agreement with a third-party logistics service provider, Armstrong Logistic Inc. (“Armstrong”), to warehouse our supplements in three strategically located facilities in California, Texas, and New Jersey. According to the service agreement, Armstrong agrees to provide the logistics and transportation services as we request for service fee rates specified in the service agreement. The service agreement will continue in full force and effect until terminated by either party with at least seven days’ written notice to the other party. This distribution network enables us to provide next-day delivery to most regions across the United States, ensuring our supplements reach customers as quickly as possible. Our agreement with the logistics service provider allows for flexibility and scalability, enabling us to adjust to demand fluctuations and maintain high fulfillment accuracy. Additionally, we leverage consumer data to collaborate with our logistics partner in optimizing logistics operations, enhancing delivery efficiency, and improving overall customer satisfaction.

Research and Development

Our R&D team brings over 26 years of experience in herbal knowledge and industry expertise. It is comprised of three individuals experienced in holistic herbal supplement pharmacology, molecular biology, herbal extraction processes, and data analytics, including Lipin Zeng, our founder and R&D Manager, who has 26 years of experience in herbal supplement formulations, with a focus on TCM-based on nutraceuticals, and Dr. Wei Xiang, who has 30 years of industry experience encompassing extraction technologies and data-driven product development in the holistic health sector. Our R&D team also work closely with external research institutions, including City of Hope for specialized projects.

Our R&D efforts focus on two primary areas, formulation development and DirecTCM platform development.

Formulation Development

Integrated Formulation Development Process

We maintain an integrated formulation development process that connects each phase — from research and formulation development through manufacturing and distribution — to real-time insights from healthcare providers and sales data via our DirecTCM platform.

•        Gathering Insights:    We rely on anonymized usage trends, reorder rates, and provider feedback from DirecTCM to shape product formulation goals and address evolving consumer needs.

•        Close Collaboration with Manufacturers:    Our research team refines formulations and provides exact specifications to cGMP-compliant contract manufacturers, ensuring product quality and consistency at scale.

•        Quality Control and Production:    Each production batch undergoes sample testing for efficacy, safety, and labeling compliance. Findings are used to promptly adjust formulations or processes, if necessary.

•        Real-Time Distribution Management:    We integrate inventory and logistics data from our third-party warehouses with DirecTCM, so providers and patients receive accurate, up-to-date product availability and delivery information.

•        Iterative Improvement:    The DirecTCM platform’s sales metrics, alongside continuous feedback from healthcare providers, guide further product enhancements or distribution adjustments, allowing us to respond quickly and efficiently to market changes.

By synchronizing research, formulation, production, and distribution under DirecTCM’s data-driven framework, we can manage product quality, efficacy, and responsiveness to market demands in a unified, streamlined manner.

Our formulation development efforts are led by an internal R&D team composed of scientists and specialists with domain expertise in herbal supplement formulations. While they primarily drive product refinement, they also collaborate closely with external research partners and clinical investigators, such as City of Hope. Our internal team holds regular meetings with these external experts to review clinical trial outcomes and translate findings into actionable improvements. This coordinated approach leverages both in-house capabilities and specialized external insights to develop and continuously enhance our BioPrecision formulations.

Clinical Trials

We actively demonstrate our dedication to efficacy through both ongoing and completed clinical trials. These trials are critical in substantiating the health benefits of our supplements, ensuring that users are not only consuming safe products but also effectively contribute to their health and wellness goals. All current and past trials are fully funded through our internal R&D budget.

Voluntary, Non-FDA Clinical Studies for Dietary Supplements

Our White Button Mushroom, Polygonum capitatum, Rodgersia Sambucifolia, and other exploratory studies are investigator-initiated, dietary supplement studies conducted outside the FDA’s IND framework.

Purpose.    These trials are designed to generate data on tolerability, dosage, and structure/function outcomes (such as to support healthy glucose metabolism), not to demonstrate disease treatment, cure, mitigation, or prevention.

Regulatory pathway.    Because our products are marketed as dietary supplements, neither an IND nor FDA pre-market drug approval is required or being sought. We do, however, comply with:

•        21 C.F.R. Part 50 (Informed Consent) and Part 56 (IRB approval);

•        applicable Good Clinical Practice guidelines; and

•        any institutional or state-law human-research requirements.

Marketing prerequisites.    Before commercial launch, we must ensure:

•        our products’ ingredients are either (i) lawful dietary ingredients under Section 201(ff) of the FDCA or (ii) the subject of a New Dietary Ingredient notification submitted to the FDA at least 75 days before marketing;

•        labeling and advertising with permissible structure or function claims and the required FDCA §403(r)(6) disclaimer; and

•        manufacturing is performed in compliance with FDA dietary supplement cGMPs (21 C.F.R. Part 111).

No FDA evaluation of efficacy or safety has been done for these trials. The FDA does not review or approve these trials, nor does it pre-approve the finished supplements. As a common practice in our industry, we self-affirm that each ingredient is GRAS for its intended use, based on the published research reports issued by qualified experts.

Current Clinical Trials

We are currently conducting clinical trials on the following extracts, each funded entirely through our internal R&D budget:

White Button Mushroom

On October 7, 2024, we entered into a research agreement with City of Hope. Under the research agreement, Dr. Shiuan Chen’s laboratory at City of Hope conducts a research study on White Button Mushroom extract samples provided by us. The study aims to evaluate the potential anti-cancer and immune-modulating effects of White Button Mushroom (Agaricus bisporus) extract by assessing its anti-androgenic activity in prostate cancer, aromatase inhibition in breast cancer, and immune response modulation through in vitro cell-based assays and in vivo murine models.

Under the research agreement, we will make funding contributions of a total amount of $137,750 to City of Hope. Dr. Shiuan Chen’s laboratory at City of Hope will perform the research on the active components in White Button Mushroom for in vitro and in vivo assays of anti-cancer activity. Dr. Shiuan Chen’s laboratory is currently collecting the research data and the preliminary findings are expected to be published in 2025. The agreement has a term from October 7, 2024 to October 7, 2027. Either City of Hope or we may terminate the agreement with notice if the other party commits a material breach not remedied within 30 days, or faces financial insolvency, bankruptcy, or similar debtor relief actions.

Polygonum Capitatum

On October 7, 2024, we entered a research agreement with City of Hope to conduct a clinical trial regarding polygonum capitatum. The study aims to assess the anti-diabetes potential of polygonum capitatum by evaluating the effects of its active components on cell-based assays, animal models, and mechanistic studies to explore their role in glucose metabolism, insulin sensitivity, and metabolic health.

Under the research agreement, we will make funding contributions of a total amount of $465,000 to City of Hope. City of Hope will perform the research on the active components in polygonum capitatum. The laboratory has currently commenced the enrollment and baseline testing. The agreement has a term from October 7, 2024 to December 31, 2028. Either City of Hope or we may terminate the agreement with notice if the other party commits a material breach not remedied within 30 days, or faces financial insolvency, bankruptcy, or similar debtor relief actions.

Rodgersia Sambucifolia Hemsl.

On October 7, 2024, we entered a research agreement with City of Hope to conduct a research study regarding Rodgersia Sambucifolia Hemsl. The study aims to assess the anti-cancer potential of Rodgersia Sambucifolia Hemsl. by testing its effects on cancer cells, evaluating its impact in animal models, and conducting mechanistic studies to explore its therapeutic potential for future drug development.

Under the research agreement, we will make funding contributions of a total amount of $465,000 to City of Hope. City of Hope will perform the research on the Rodgersia Sambucifolia Hemsl. The laboratory has currently commenced the early-stage trial, and the participant recruitment and initial data collection are in progress.

The agreement has a term from October 7, 2024 to December 31, 2028. Either City of Hope or we may terminate the agreement with notice if the other party commits a material breach not remedied within 30 days, or faces financial insolvency, bankruptcy, or similar debtor relief actions.

With respect to our current clinical trials, which are being conducted in the United States, the clinical trial protocols, including the number of participants, the primary and secondary endpoints, any serious adverse events, and the objective results of such clinical trials, including whether the trials met their primary and secondary endpoints, have not yet been finalized and are not yet available.

Past Clinical Trials

Completed trials include studies on Notoginseng, InnerPure, and Breviscapine, which have shown beneficial effects on cardiovascular health, digestive support, and neuroprotection, respectively. The results of these studies have been published on EurekaSelect, a platform operated by Bentham Science Publishers, enhancing the credibility and scientific foundation of these products.

Notoginseng

A clinical trial evaluating the effects of Farlong Notoginseng on cholesterol and blood pressure was conducted by Marilyn Barrett, Ph.D. from Pharmacogosy Consulting, Inc. for us. The study was initiated in July 2016, and completed in June 2019. The research team conducted a randomized, placebo-controlled, double-blind study to assess the effects of this highly concentrated pharmaceutical grade notoginseng root extract on adults with elevated LDL-C and pre-hypertension. The results showed that Farlong Notoginseng was well-tolerated with no serious adverse events reported, and it observed improvements in exploratory endpoints in improving cardiovascular health markers.

The clinical trial titled “The Effect of Farlong NotoGinseng (Ginseng Plus) on Cholesterol and Blood Pressure” was conducted as a randomized, placebo-controlled, double-blind, parallel study aimed at evaluating the effects of Farlong NotoGinseng on cholesterol levels and blood pressure in human participants. Below is a brief description of the trial protocol and results:

Clinical Trial Protocol:

Jurisdiction: Conducted under the oversight of Health Canada.

Number of Participants: The trial initially enrolled 95 participants.

Study Design: It was an interventional Phase 2 study with two arms, the experimental group receiving Farlong NotoGinseng and a placebo group. Participants followed a 4-week therapeutic lifestyle change diet followed by a 12-week supplementation period.

Masking and Allocation: The study used a double-blind, randomized design.

Primary Purpose: Supportive care for people with elevated LDL-C and blood pressure.

Primary Endpoint: The primary outcome measure was the difference in serum LDL-C from baseline to week 12 between the treatment and placebo groups.

Secondary Endpoints: Included differences in serum LDL-C at week 8, blood pressure at weeks 8 and 12, triglycerides at weeks 8 and 12, HDL-C at weeks 8 and 12, total cholesterol at weeks 8 and 12, and endothelial vasodilation at weeks 8 and 12.

Results:

Primary Endpoint Outcome: The mean change in serum LDL-C from baseline to week 12 was slightly greater in the placebo group (-0.12) compared to the treatment group (-0.07).

Secondary Endpoints Outcome: The results showed minimal changes across several secondary measures, often indistinguishable between treatment and placebo groups.

Serious Adverse Events: There were no serious adverse events reported. However, other adverse events were recorded, some including gastrointestinal disorders and fatigue. These were similar in both groups, with frequencies above 1%.

Conclusions: The trial did not show significant differences between treatment with Farlong NotoGinseng and placebo groups in the primary and secondary outcomes.

In summary, the clinical trial was completed in line with its protocol, overseeing jurisdiction in Canada. The results indicated no significant advantage of the supplement over placebo in reducing cholesterol or blood pressure within the trial duration.

InnerPure

In 2022, a clinical trial evaluating the safety and effectiveness of InnerPure as a natural herbal supplement for toxin release and digestive health was completed by M. Montgomery, Ph.D. and E. Masters, M.D. as commissioned by us. The research team conducted a study to assess the effects of this all-natural, vegan, non-GMO herbal formulation on 125 adults over a 30-day period. The results showed that InnerPure was well-tolerated with no negative impacts on any organs or systems measured, and no interactions, sensitivities, or side effects were observed or reported throughout the study period. Subjects taking InnerPure experienced significant improvements in constipation relief, with 100% of participants reporting healthy improvements in daily bowel movements by the conclusion of the study. Subjects taking InnerPure experienced an average weight reduction of four to five pounds, and 100% of participants reported improved digestive regularity.

Clinical Trial Protocol Overview for InnerPure Study

1. Number of Participants:

The clinical trial was conducted with 125 subjects, comprising 62 males and 63 females. Subjects were divided into four groups: three groups taking varying doses of InnerPure (one capsule twice daily, two capsules twice daily, and three capsules twice daily) and a placebo group with 25 subjects.

2. Study Design:

The trial was a double-blind, placebo-controlled study conducted over 30 days.

All participants were between the ages of 18 and 70.

3. Primary and Secondary Endpoints:

Primary Endpoint: To evaluate the safety and effectiveness of InnerPure in facilitating weight loss and improving bowel regularity without negative effects on body organs or systems.

Secondary Endpoints: Assess changes in blood test markers to ensure no adverse effects, including liver enzymes (AST, ALT, and APL), urine parameters such as color and pH, and complete blood counts (WBC, RBC, and PLT).

4. Adverse Events:

No serious adverse events were reported during the study. All subjects tolerated InnerPure well, and there were no reported interactions, sensitivities, or side effects.

5. Objective Results:

All subjects on InnerPure reported improved bowel movements by Day 30.

Participants in the InnerPure groups saw an average weight loss of 4-5 pounds.

No negative impacts on liver function or other organ systems were observed through blood and urine tests.

Blood markers remained within normal ranges.

6. Jurisdiction:

The document does not specify the exact jurisdictions where the trial was conducted, but it is implied that it took place under the regulations and standards applicable for human clinical studies, presumably in regions where such practices adhere to cGMP and third-party laboratory testing norms.

In conclusion, the study met its primary and secondary endpoints by demonstrating that InnerPure can promote weight loss and improve bowel regularity without adverse health effects. Further studies were recommended for more extended periods to assess long-term benefits.

Breviscapine

In 2022, a clinical trial evaluating the efficacy of Lifeflower Breviscapini as a supplement for cognitive function enhancement was completed by N. Harris Psy.D. and J. Reinhart DO as commissioned by us. The research team conducted a study involving 160 subjects over 90 days to assess the effects of this standardized Erigeron Breviscapus extract (95% Scutellarin) on cognitive performance in adults. The results showed that Lifeflower Breviscapini was well-tolerated with no negative impacts on any measured organs or systems, and no side effects or sensitivities were reported throughout the study period. Subjects taking Lifeflower Breviscapini demonstrated statistically significant improvements in cognitive function across multiple validated assessment tools. The MemTrax test scores improved from 78%-79% at baseline to 80%-84% after 90 days of supplementation (with higher doses showing greater improvements), moving participants from the “needs improvement” category into the “normal” range.

Clinical Trial Protocol Summary for Lifeflower Breviscapini

Objective:

The primary objective of the clinical trial was to evaluate the effects of Lifeflower Breviscapini on improving cognitive function, including long and short-term memory, concentration, and clarity of thinking in healthy individuals over a 90-day period.

Participants:

Total Participants: 160 subjects

Age Range: 18 to 70 years

Gender Ratio: 3 males to 1 female (107 males, 53 females)

Study Design:

This was a double-blind, randomized, placebo-controlled, parallel-group study.

Participants were divided into four groups:

Group 1: Placebo group (40 subjects taking rice powder capsules);

Group 2: 100mg of Lifeflower Breviscapini, twice daily (40 subjects);

Group 3: 200mg of Lifeflower Breviscapini, twice daily (40 subjects); and

Group 4: 400mg of Lifeflower Breviscapini, twice daily (40 subjects).

Endpoints:

Primary Endpoint: Improvement in cognitive function measured by Mem Trax, MMSE (Mini-Mental State Examination), and MoCA (Montreal Cognitive Assessment).

Secondary Endpoints: Blood biomarkers for safety evaluation, including RBC, WBC, PLT, AST, ALT, ALP, GGT, creatinine, HbA1c, sodium, potassium, and calcium levels.

Procedures:

Participants were assessed at Day 0, Day 30, Day 60, and Day 90.

Biomarkers in the blood and cognitive tests were used to measure safety and effectiveness.

Compliance was checked via bi-weekly phone calls, and subjects maintained current lifestyle habits throughout the study.

Results:

All cognitive test scores showed improvement across groups taking the active product.

Group 2, 3, and 4 exhibited significant improvements in Mem Trax, MMSE, and MoCA scores from Day 1 to Day 90.

Biomarker results indicated no adverse impact on participants’ health across any groups.

No serious adverse events or side effects were reported.

Jurisdiction:

The trial was conducted under the supervision of Longstar Healthpro Inc. and was likely carried out in jurisdictions where the company operates, although specific countries or regions were not disclosed in the document.

Conclusion:

The study suggested potential positive impacts on HbA1c levels, warranting further long-term studies. The trial met its primary and secondary endpoints, indicating potential benefits in mental health and safety over the trial period.

DirecTCM Platform Development

We have undertaken a series of in-house research and development initiatives to improve the DirecTCM platform:

•        Data Ingestion and Integration:    We have established pipelines to aggregate anonymized usage data (for instance, dosage patterns and adherence rates) alongside decades of sales records. This initiative requires custom software architecture and rigorous testing to ensure compatibility, security, and scalability.

•        Logistics and Inventory Integration:    We integrate DirecTCM with our third-party logistics partner’s system, creating a real-time data exchange of shipping times and stock levels. The R&D effort covered application programming interface development, data mapping, and performance optimization to ensure smooth, continuous updates.

•        User Interface & Experience Upgrades:    Based on feedback from healthcare professionals, we improve the DirecTCM dashboard for ease of navigation and more concise presentation of supplement information. Ongoing R&D investments focus on refining interface elements, load times, and search functionality.

•        Knowledge Library Expansion:    We curate a more robust “knowledge library” within the platform, compiling verified references on herbal supplements and historical outcomes. This R&D project requires additional database structuring and content validation to ensure healthcare providers can access the latest, clinically relevant materials.

•        Security and Compliance Reviews:    We periodically conduct internal reviews of data handling protocols, ensuring anonymized usage data remains private and adheres to relevant regulatory or data-protection standards.

By implementing these technology-focused R&D initiatives, our DirecTCM platform can more effectively collect, analyze, and present information that benefits both healthcare providers and the Company’s broader strategy, all while maintaining a secure and scalable infrastructure. This ongoing effort ensures DirecTCM remains responsive to user needs, continuously incorporating new modules and updates to improve performance, reliability, and utility for clinical practice.

Manufacturing Process

Rather than manufacturing our products in-house, we develop product formulations and engage specialized cGMP-compliant contract manufacturers to produce our proprietary supplements according to our BioPrecision formulations, which supplements we then market and distribute. We typically enter into purchase agreements or purchase orders with the manufacturers with a fixed period to engage them to produce our proprietary supplements. According to the purchase agreements or purchase orders, we provide our formulations and specifications requirements to the contract manufacturers. These certified cGMP facilities handle actual supplement production, encapsulation, blending, and packaging. They also ensure compliance with FDA standards or other local regulatory requirements, and maintain consistent batch quality, and we enforce strict specifications and quality checks, often integrating our own R&D team for final product reviews. During the fiscal years ended September 30, 2024 and September 30, 2023, we engaged two contract manufacturers for each year.

Distribution Channels

During the fiscal year ended September 30, 2023, we sold our products primarily through healthcare providers and holistic herbal specialty stores, with phone and online sales conducted via our own website and minimal sales on Amazon.com.

Starting from the fiscal year ended September 30, 2024, we have adopted diverse distribution channels to sell our products to our customers through online and offline distribution initiatives. By diversifying our product lines and distribution channels, we aim to capture a wide audience, increase market penetration, and boost overall sales revenue. As of the date of this prospectus, our distribution channels consist of (i) our DirecTCM platform; (ii) online stores through our official website and various e-commerce websites, such as Amazon.com and Walmart.com; and (iii) B2B wholesale in the clinics or medicine centers, and OEM specialist sales lines, such as the franchise centers.

Our Brands

We have strategically designed our products to maximize sales revenue through various brands and distribution channels:

“Best Doctor Formula” and “Dr. Herbal Well”:    These brands are designed for healthcare professionals, such as physicians, integrative health providers, and nutritionists to prescribe and sell to their patients through our DirecTCM platform or health providers’ in-office channels, ensuring targeted distribution. These brands cater to clinics and integrative medicine practices, where efficacy and evidence-based formulations are paramount.

“ACA Herb”:    Our OEM brand “ACA Herb” is specifically developed for the Acupuncture Corporation of America (“ACA”) Acupuncture and Wellness Center franchise stores. ACA focuses on high-quality acupuncture and formulation-based treatments across North America, making ACA Herb a natural extension for clinic-dispensed herbal supplements.

“ZENLife Herb” and “A Pure Herb”:    These brands are designed for our OEM white-label customers and are optimized for ecommerce platforms such as Amazon. We entered into manufacture and sale agreements with these two OEM brands respectively. The optimization includes competitive pricing strategies tailored to online marketplaces, label designs that meet ecommerce platform requirements, and packaging optimized for efficient shipping and handling. These cooperations help ensure the products are ready for seamless integration into ecommerce channels and provide a high-quality experience for online consumers.

Logistics and supply chain

To ensure rapid and reliable delivery, we use three strategically located logistics warehouses in California, Texas, and New Jersey operated by our logistics service provider Armstrong to geographically cover the west coast, the Midwest, and the east coast markets. This distribution network enables us to provide next-day delivery to most regions across the United States, ensuring our supplements reach patients as quickly as possible. Our custom logistics system is designed for flexibility and scalability, allowing us to adjust to demand fluctuations and maintain high fulfillment accuracy. In addition, we leverage consumer data to continuously optimize our logistics operations, enhance delivery efficiency, and improve overall customer satisfaction.

Sales and Marketing

Farlong is adopting a multifaceted sales strategy that emphasizes scalability and differentiation across distribution channels. This approach is designed to optimize market penetration and revenue growth through targeted online and offline sales initiatives, alongside strategic international expansion. Additionally, our DirecTCM platform is being enhanced with multilingual support and localization features tailored for Asian and European markets. We also have a sales and marketing team to support high-volume clinics or distributors with training, promotional materials, and ordering assistance.

We market our supplements products under the brands Dr. Herbal Well, Best Doctor Formula, and various OEM lines on our DirecTCM platform and some leading e-commerce platforms, such as Amazon.com and Walmart.com. This strategic online presence aims to capture a significant share of the digital marketplace.

Our Customers

As the date of this prospectus, our customers include (i) healthcare providers on our DirecTCM platform or through wholesale B2B channels, (ii) end-consumers purchasing online through e-commerce platforms like Amazon, and (iii) some OEM or white-label partners who rebrand our supplements. We typically enter into formal sales contracts or standard purchase orders with our healthcare providers or clinics customers, integrated with the DirecTCM platform for streamlined reordering. The standard sale contract specifies the ordering and delivery details, and includes a warranty and liability term, and a general indemnification term. We also enter into tailored manufacturing sales contracts with our OEM partnership customers, which contracts include terms regarding volume commitments, labeling or packaging specifications, and negotiated pricing structures. Under the manufacturing sales contract, we agree to manufacture the supplements in accordance with the quality standards and specifications mutually agreed upon by both parties, and the OEM partnership customer shall be responsible for the promotion, marketing, and sale of the supplements on the e-commerce website or other channels.

For the fiscal years ended September 30, 2024 and 2023, we had 199 and 475 customers, respectively, principally distributors, healthcare providers, and e-commerce retailers. Our DirecTCM platform was officially launched in May 2025 and it had 75 active healthcare providers as of June 30, 2025. For the fiscal year ended September 30, 2024, two customers, namely Zenlife Herb Company and Dr. Chunhua Cui, accounted for 25% and 12% of our total revenue, respectively. For the fiscal year ended September 30, 2023, no customer accounted for 10% or more of the Company’s total revenue.

Our Vendors

We source herb extracts and ingredients from herbal extract companies specializing in holistic herbal and botanicals and other nutraceutical components. We generally enter into purchase orders with these vendors, which lay out the general terms of our relationship, such as order of goods, delivery and acceptance, processing of returns, and terms and conditions of payments, among other things.

We rely on specialized cGMP-compliant contract manufacturers to produce our proprietary supplements. We also partner with a third-party logistics service provider for warehousing and next-day fulfillment. See “— Manufacturing Process” and “— Properties” for our arrangements with contract manufacturers and the third-party logistics service provider.

For the fiscal year ended September 30, 2024, two vendors, Kunming Aoqun and TCM Product Inc, accounted for 83% and 11% of the Company’s total purchases, respectively. For the fiscal year ended September 30, 2023, three vendors, Kunming Pinren Commercial and Trade Co., Lonza Greenwood LLC, and TCM Product Inc, accounted for 30%, 20%, and 11% of the Company’s total purchases, respectively.

Our Industry and Opportunity

Global Market for Dietary Supplement

Rising prevalence of chronic disorders, including obesity, diabetes, heart disease, and cancer, and the busy lifestyles and resultant changes in dietary patterns of consumers are among the key factors driving consumption of dietary supplements worldwide. Manufacturers are continuously introducing novel products and formulations targeting specific consumer needs and preferences, such as weight management, sports nutrition, and brain health, among others. Consumers are increasingly made aware of such products and their benefits through effective marketing campaigns, influencer endorsements, and social commerce.

According to a report by Future Market Insights in 2024, the global dietary supplement market was valued at $74.3 billion in 2024 and is estimated to increase to $170.1 billion by 2034 at a compounded annual growth rate (“CAGR”) of 9.5%. Growing consumer confidence has propelled market growth in recent years, mainly driven by the effective guidelines and standards established by regulatory agencies globally, with varying degrees of stringency country to country. The industry has been witnessing increasing demand for plant-based, natural, and clean-label products, primarily driven by consumer preferences for perceived healthier and more sustainable options. Manufacturers are expected to focus on developing products with natural ingredients, minimal processing, and transparent labeling.

Holistic Herbal Supplement Market

Due to the increasing demand for herbal treatments, several pharmaceutical companies are undertaking studies on innovative herbal supplements. Herbal supplements with immune-boosting components are gaining more traction nowadays. Holistic herbal supplements are in a high demand due to their ability to support mental well-being and general wellness. The growing popularity of clean-label and organic herbal supplements is also evolving industry participants’ market orientation.

According to the Business Research Insights report in 2024, the size of the global herbal supplement market was $216 billion in 2022. As the appeal of natural or plant-based supplements has increased substantially recently, the overall market size is expected to grow to $421 billion by 2032, reflecting a CAGR of 6.87% during the period from 2022 to 2032.

The Market Trends in the U.S.

The total herbal supplement industry in the United States is being boosted by the increasing incidence of sedentary lifestyles, increased consumption of healthy meals, and more awareness regarding health care. An increased understanding of eating healthy has resulted in an increase in the occurrence of medical conditions. In the United States, people are becoming increasingly aware of their food consumption and the advantages of herbal supplements which is encouraging product variation. So, there are a variety of different herbal supplements available in the market today.

According to the Future Market Insights, the United States is the leading herbal supplement supplier in North America and is expected to grow further with an estimated CAGR of 7.2% from 2024 to 2034. Demand for herbal supplements in the United States has been driven by the rise in female buyers of natural estrogen supplements.

Intellectual Property

We consider our intellectual property rights to be crucial to our business. We protect these rights through trademarks, trade secrets, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements. Additionally, we rely on trade secrets to protect aspects of our business, including the sourcing and manufacturing methods for our nutritional supplements, our multi-omics database, and our data algorithms. While these legal and contractual protections are important, we believe that the skills and ingenuity of our employees and the functionality and frequent enhancements to our solutions play a larger role in our success.

As of the date of this prospectus, we hold 13 active registered trademarks in the United States, covering product names, taglines, and various product marks.

Patents

We historically held two U.S. process patents that covered specific extraction methods used in certain of our legacy raw-material lines:

Patent No.	Title	Principal Products Historically Supported	Original Expiration Date	Current Status
6,084,080	“Breviscapinum and Extracting Process Thereof From Erigeron breviscapus”	Lifeflower Breviscapini flavonoid concentrate	July 4, 2020	Expired
6,500,468	“Panax Notoginsenoside Composition”	Ginseng Plus (Panax notoginseng saponin concentrate)	December 31, 2022	Expired

Both patents have expired and are no longer enforceable. Although the underlying extraction know-how remains part of our proprietary production protocols, we no longer rely on statutory patent protection for these methods.

Ownership of Product Rights

We own outright all intellectual-property rights (formulations, trade secrets, trademarks, and data) in each of our current and pipeline BioPrecision formulations. We do not in-license any active products or product candidates, and we are not a party to any material license or royalty agreements covering the manufacture, use, or sale of our products.

Our industry is characterized by numerous patents and frequent claims and litigation over alleged patent infringement or other intellectual property violations. We anticipate that competitors will develop products similar to ours, potentially infringing our intellectual property rights. Competitors or third parties may claim that our solutions infringe their intellectual property rights, and some companies in our industry have extensive patent portfolios. Third parties may assert claims of infringement, misappropriation, and other intellectual property violations against us, our customers, or partners, whom we may be obligated to indemnify. See “Risk Factors — Risks and uncertainties related to legal, regulatory, and compliance — Third parties may claim that we infringe their proprietary intellectual property rights, which could cause us to incur significant legal expenses and prevent us from promoting our services.”

Sustainability

We prioritize the origins of our ingredients, partnering only with suppliers who emphasize quality, science, and responsibility. Protecting the environment and its resources is integral to our quality standards. We take pride in being stewards of the botanical ingredients we use. If we learn that a botanical ingredient is becoming endangered or over-sourced, we discontinue its use in our products.

Competition

Our goal is to establish a unique position in the health supplement market by developing personalized natural herbal supplements informed by scientific research practices. Our approach combines elements from direct-to-consumer subscription models, digital health services, personalized wellness products, and data-driven health solutions, aiming to provide a comprehensive wellness experience.

Our competitors vary across different markets: in the nutritional supplement market, we compete with Throne HealthTech, and Nestle Health Science and Metagenics; and in supplement online ordering and delivering, with companies like Fullscript. However, we believe no competitor offers a similarly comprehensive, vertically integrated platform that combines product efficacy with personalized wellness solutions for consumers, health professionals, and corporations.

In our experience, key competitive factors in our market include product quality, customer experience, brand awareness and loyalty, reliability, and trust. We differentiate ourselves through our relentless pursuit of science-based, personalized wellness solutions.

Some of our current competitors have, and potential competitors may have, longer operating histories, larger or more efficient fulfillment infrastructures, greater technical capabilities, significantly greater financial, marketing, and other resources, and larger customer bases than we do. In addition, business combinations and consolidation in and across the industries in which we compete could further increase the competition we face and result in competitors with significantly greater resources and customer bases than us. Further, some of our other current or potential competitors may be smaller, less regulated, and have a greater ability to reposition their product offerings than companies that, like us, operate at a larger scale. These factors may allow our competitors to derive greater sales and profits from their existing customer base, acquire members and customers at lower costs, respond more quickly than we can to changes in consumer demand and tastes, or otherwise compete with us effectively, which may adversely affect our business, financial condition, and operating results. These competitors may engage in more extensive R&D efforts, undertake more far-reaching marketing campaigns, and adopt more aggressive pricing policies, which may allow them to build larger customer bases or generate additional sales more effectively than we do.

Employees

As of the date of this prospectus, Farlong and Longstar have 15 full-time employees based in the United States, including:

•        three in sales and marketing;

•        three in customer service and shipping;

•        five in operation;

•        two in medical, research, and development; and

•        two in general and administrative functions.

We typically enter into employment contracts with our full-time employees, and our employee handbook includes non-disclosure terms and confidentiality responsibility terms. We anticipate establishing a compensation program designed to align the compensation of our employees with performance and to provide the proper incentives to attract, retain, and motivate employees to achieve superior results in the future. The structure of our anticipated compensation program will balance incentives earnings for both short-term and long-term performance such as incentive bonuses. The Company also intends to develop a culture of inclusion and diversity and places a high value on diversity and inclusion. Our future success will depend partially on our ability to attract, retain, and motivate qualified personnel. We are not a party to any collective bargaining agreements and have not experienced any strikes or work stoppages. We consider our relations with our employees to be satisfactory.

Properties

In January 2024, we entered into a three-year lease agreement for our office space with approximately 2,800 square feet at 18008 Sky Park Circle, Suite 100, Irvine, California 92614. The lease has a term from January 1, 2024 through December 31, 2026. We paid a deposit of $6,511.23 in connection with the entry into the lease, and pay $6,020 per month as base rent during the term starting January 1, 2024, and a 11.0% share of operating expense increase, which occurs in the event that size of the premises and/or the project are modified during the term of the lease. We have a right to renew the lease within 90 days before its expiration. This location is used for administrative functions, R&D, medical affairs, engineering, quality management, laboratory testing, brand marketing, inside sales, customer service, finance, legal, and human resources.

In August 2023, we entered into a lease agreement with approximately 6,500 square feet of warehouse space at 4010 Valley Blvd., Suite 101, Walnut, California 91789 from Longstar Healthpro Manufacturing Inc. The lease had a term from September 1, 2023 through August 31, 2024, and the lease has been extended to August 31, 2028. Longstar paid a deposit of $19,500 in connection with the entry into the lease and is required to pay $13,000 per month during the term with annual 5% increases starting September 1, 2025. There is no option to renew the lease. This location accommodates manufacturing, production, R&D, medical affairs, engineering, quality management, laboratory testing, brand marketing, inside sales, customer service, finance, legal, human resources, warehousing, materials management, procurement, and safety functions.

We also have an agreement with Armstrong, a third-party logistics company, to use its fulfillment warehouses located in:

•        Walnut, California, which services the West Coast;

•        Pasadena, Texas, which services the Midwest; and

•        Newark, New Jersey, which services the East Coast.

We believe these facilities are sufficient to meet our current needs and provide scalability to accommodate future growth. As we do not own any real property, this agreement allows us to leverage strategically located infrastructure without the need for direct ownership or management of warehouse facilities.

Insurance

We maintain workers compensation and employers’ liability insurance for our directors, senior management, and full-time employees. In addition, we maintain auto liability insurance and commercial insurance for self-operated vehicles. We also maintain cargo insurance and warehouse insurance for the warehouses operated and managed by us. We do not maintain directors and officers liability insurance, or general third-party liability insurance. Our management evaluates the adequacy of our insurance coverage from time to time and purchases additional insurance policies as needed. We believe the current insurance coverage we maintain is in line with the industry.

Seasonality

We experience seasonality in our business, mainly correlating to the seasonality patterns associated with the e-commerce industries in the U.S. With our financial year ending on September 30, we typically record a relatively higher revenue in the first and fourth quarters, primarily due to holiday seasons and cold weather. We may experience capacity and resource shortages in our warehousing and order fulfilment services during the period such seasonal surge occurs in our business. As a result, our financial condition and results of operations for future periods may continue to fluctuate, and the trading price of our common stock may fluctuate from time to time, due to seasonality.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceeding that, in the opinion of our management, is likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

Government Regulations

Summary

We are subject to related laws, rules, and regulations, which could affect our operations, including:

•        The FDA.    The FDA administers the FFDCA and other relevant laws.

•        The FTC.    The FTC oversees advertising and marketing practices.

•        The Office for Civil Rights (OFCR).    The OFCR of the HHS administers the privacy aspects of the HIPAA.

•        State Regulatory Bodies.    State regulatory bodies enforce local regulations and standards, including medicine and fee splitting laws.

Dietary Supplements and FDA Regulation

The FDA regulates dietary supplements under a different set of regulations than those covering “conventional” foods and drug products. The Company’s dietary supplements are regulated by the FDA, and subject to the DSHEA, which amended the FFDCA to establish a framework governing the composition, safety, labeling, manufacturing, and marketing of dietary supplements.

Under the DSHEA, manufacturers and distributors of dietary supplements and dietary ingredients are prohibited from marketing products that are adulterated or misbranded. That means that these firms are responsible for evaluating the safety and labeling of their products before marketing to ensure that they meet all the requirements of the FFDCA as amended by DSHEA, and FDA regulations. FFDCA products are regulated on the basis of their intended use. Their intended use is determined by the objective factors surrounding their use. The FDA has the authority to take action against any adulterated or misbranded dietary supplement product after it reaches the market.

“Dietary supplements” are defined as vitamins, minerals, herbs, other botanicals, amino acids, and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, constituents, extracts, or combinations of such dietary ingredients.

Under the DSHEA, dietary ingredients marketed in the U.S. before October 15, 1994 can be used without notifying the FDA. New dietary ingredients (not marketed before this date) require a new dietary ingredient notification to the FDA, unless the ingredient has been part of the food supply without being chemically altered. This notification must provide evidence that the dietary ingredient is reasonably expected to be safe and must be submitted at least 75 days before marketing.

Dietary supplement manufacturers, such as the Company, must also ensure that non-dietary ingredients comply with conventional food requirements, such as being approved as food additives or deemed GRAS (discussed in greater detail below) for their intended use.

The DSHEA permits “statements of nutritional support” to be included in labeling for dietary supplements without premarket FDA approval. Such statements must be submitted to the FDA within 30 days of marketing and must bear a label disclosure that “This statement has not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure, or prevent any disease.” Such statements may describe how a particular dietary ingredient affects the structure, function, or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function, or well-being, but may not expressly or implicitly represent that a dietary supplement will diagnose, cure, mitigate, treat, or prevent a disease. A company that uses a statement of nutritional support in labeling must possess scientific evidence substantiating that the statement is truthful and not misleading. If the FDA were to determine that a particular statement of nutritional support was an unacceptable drug claim or an unauthorized version of a disease claim for a food product, or if the FDA were to determine that a particular claim was not adequately supported by existing scientific data or was false or misleading, we would be prevented from using that claim. Consistent with Section 403(r)(6) of the FDCA, all structure/function language we use in labeling or marketing is supported by competent and reliable scientific evidence and is accompanied by the required FDA disclaimer: “These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.” We do not claim — and have not sought — FDA approval for any finished product or ingredient.

The FDA adopted final regulations regarding cGMPs, in manufacturing, packing, or holding dietary ingredients and dietary supplements, authorized by DSHEA on June 25, 2007. The cGMP regulations require significant recordkeeping and ensure dietary supplements meet appropriate potency, purity, and identity standards. The FDA conducts inspections to enforce these requirements. cGMPs include regulations relating to sanitary practice requirements for personnel, buildings, facilities, and equipment, and production and process controls.

The FDA could inspect one of our facilities or those of one of our contract manufacturers and determine that the facility was not in compliance with these regulations, and cause affected products made or held in the facility to be subject to FDA enforcement actions.

The FDA has broad authority to enforce the provisions of the FFDCA applicable to foods, dietary supplements, and cosmetics, including powers to issue a public warning letter to a company, to publicize information about illegal products, to request a recall of illegal products from the market, and to request the United States Department of Justice to initiate a seizure action, an injunction action, or a criminal prosecution in the U. S. courts. The regulation of dietary supplements may increase or become more restrictive in the future.

Legislation could be passed which would impose substantial new regulatory requirements for dietary supplements. Such potential legislation could impose new requirements which could raise our costs and hinder our business.

The FTC exercises jurisdiction over the advertising of foods, dietary supplements, and cosmetics. In recent years, the FTC has instituted numerous enforcement actions against dietary supplement companies for failure to have adequate substantiation for claims made in advertising or for the use of false or misleading advertising claims. The FTC has broad authority to enforce its laws and regulations applicable to foods, dietary supplements, and cosmetics, including the ability to institute enforcement actions, which often result in consent decrees, injunctions, and the payment of civil penalties by the companies involved. Failure to comply with the FTC’s laws and regulations could impair our ability to market our products.

The FDA has broad authority to enforce federal laws on dietary supplements, including issuing warning letters, publicizing illegal products, detaining imported products, requiring serious adverse event reporting, recalling unsafe products, and initiating legal actions such as seizures, injunctions, or criminal prosecutions.

Most aspects of the FSMA, signed into law by President Obama on January 4, 2011, apply to dietary supplements and their ingredients. The law expanded the FDA’s regulatory powers and enables the FDA to focus more on preventing food safety problems rather than relying primarily on reacting to problems after they occur. The law also provides FDA with new enforcement authorities designed to achieve higher rates of compliance with prevention- and risk-based food safety standards and to better respond to and contain problems when they do occur. The FSMA allows the FDA to order mandatory recalls, detain domestic products administratively, and require certification of compliance for imported foods. It also grants the FDA the authority to revoke manufacturing facility registrations, halting the production of dietary ingredients and supplements without judicial process.

State Corporate Practice of Medicine and Fee Splitting Laws

Our relationships with physicians and other health professionals are governed by various state laws designed to prevent unlicensed individuals from influencing or interfering with a physician’s professional judgment and to prohibit sharing professional service income with non-professionals or business interests. These laws differ from state to state and are subject to broad interpretation and enforcement by state regulators. Non-compliance could result in adverse judicial or administrative actions against us and/or our providers, including civil or criminal penalties, cease and desist orders from state regulators, loss of provider licenses, or the need to restructure our arrangements with affiliated professional entities.

Healthcare Fraud and Abuse Laws

Even though our offerings are not currently covered by third-party payors, including commercial payors or government healthcare programs, we are still subject to various federal and state healthcare regulatory laws that restrict business practices in the healthcare industry. These include anti-kickback, false claims, and other healthcare fraud and abuse laws.

The U.S. federal Anti-Kickback Statute prohibits knowingly and willfully offering, paying, soliciting, receiving, or providing any remuneration to induce or reward the purchase, lease, or order of any item or service reimbursable under Medicare, Medicaid, or other federal healthcare programs. Violations can occur without actual knowledge of the statute or specific intent to violate it. Many states have similar laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers and self-pay patients.

Federal false claims laws, including the civil False Claims Act, prohibit knowingly presenting or causing to be presented false claims for payment to the federal government, using false records or statements to obtain payment, or avoiding payments owed to the government. The civil False Claims Act allows for qui tam actions, a lawsuit filed by a private individual on behalf of the government. Claims involving items or services resulting from Anti-Kickback Statute violations are considered false claims under the False Claims Act.

The civil monetary penalties statute prohibits offering remuneration to Medicare or state healthcare program beneficiaries to influence their selection of a particular provider, practitioner, or supplier reimbursable by Medicare or a state healthcare program.

HIPAA created additional criminal statutes that prohibit schemes to defraud healthcare benefit programs, embezzling from such programs, obstructing criminal investigations of healthcare offenses, and making false statements related to healthcare benefits. Like the Anti-Kickback Statute, violations can occur without actual knowledge of the statute or specific intent to violate it.

The federal Physician Payments Sunshine Act requires manufacturers of drugs, devices, biologics, and medical supplies covered by Medicare, Medicaid, or the Children’s Health Insurance Program to report payments or transfers of value to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

Violations of these fraud and abuse laws can result in criminal and civil sanctions, including fines, civil monetary penalties, exclusion from federal healthcare programs, disgorgement, and corporate integrity agreements. Executives and employees can also face similar penalties and imprisonment.

We are subject to various state, local, and international laws regulating the formulation, manufacturing, packaging, labeling, advertising, and distribution of dietary supplements. One such regulation is California’s Safe Drinking Water and Toxic Enforcement Act of 1986, commonly known as Proposition 65. This law requires the state to maintain a list of substances that are known to cause cancer, birth defects, or other reproductive harm. If a product contains any of these listed ingredients above the permissible levels, it must have a prominent warning label indicating the potential risk. Failure to comply can lead to significant costs and penalties from private attorney general actions or actions by the California attorney general.

FDA Generally Recognized as Safe Regulations

The Company not only conducts clinical trials on its supplements but also takes steps to ensure that each product achieves GRAS status, a critical step in aligning with FDA regulations for dietary supplements.

The Company’s approach to FDA compliance involves two critical components: (i) conducting clinical trials and (ii) achieving GRAS status for all its supplements.

Central to the Company’s strategy is the execution of rigorous clinical trials. These trials are meticulously designed to provide empirical evidence regarding the safety and efficacy of the Company’s herbal supplements. We believe this not only aids in FDA approval but also builds trust and confidence among consumers and healthcare professionals.

In addition to clinical trials, the Company undertakes the comprehensive process of ensuring that each of its supplements achieves GRAS status. This involves an extensive evaluation where experts determine that the substance is safe for its intended use. Achieving GRAS status is a significant milestone, as it demonstrates the Company’s commitment to adhering to the highest safety standards set by the FDA.

Companies may establish GRAS status through “self-affirmation” whereby the producer determines on its own that the ingredient is GRAS, normally with the assistance of a panel of qualified experts, which is how the Company confirms GRAS status. The producer may also voluntarily submit a “GRAS Notification” to the FDA that includes the products description, conditions of use, and the basis for GRAS determination, among other information. The FDA response to a GRAS notice, typically issued within 180 days, is not an approval and the product may be marketed while the FDA is reviewing the information.

A food ingredient is eligible for GRAS classification based on the “views of experts qualified by scientific training and experience to evaluate the safety” of the product. The expert’s views are either based on scientific procedures or through experience based on common use of the material prior to 1958. If based on scientific procedures, they must use the same quantity and quality of scientific evidence as would be required for the FDA to issue a premarket approval of the sale of a food additive. If a food ingredient is not entitled to GRAS status, premarket approval must be sought through the filing of a Food Additive Petition.

Environmental Regulations

Our manufacturing processes, and those of our suppliers, involve the use of hazardous materials and chemicals, which produce waste products. Consequently, we and our suppliers are subject to federal, state, and local laws and regulations governing the use, manufacture, storage, handling, and disposal of hazardous materials and waste products. For example, the EPA regulates the generation and disposal of certain hazardous wastes. Additionally, laws like the CERCLA, and other state, local, or foreign regulations, may impose liabilities for the costs of remediating contaminated properties.

We may also face environmental, health, and safety claims and proceedings. While we believe we are in substantial compliance with applicable environmental regulations, any failure to fully comply could result in significant penalties, fines, and sanctions, potentially having a material adverse effect on our business.

Consumer Protection Regulations

Our product advertising and promotion in the United States are regulated by the FTC under the FTC Act. The FTC Act mandates that advertisers have a “reasonable basis” for all product claims before making them and possess competent and reliable scientific evidence for health and therapeutic claims. Inadequate substantiation can render claims deceptive or misleading. The FTC Act also governs the appropriate use and required disclosures for promotional statements made by social media influencers and product testimonials.

The FTC has been active in investigating and taking action against companies that sell dietary supplements, providing guidance to help companies comply with its substantiation requirements. We believe we have sufficient substantiation for all material advertising claims for our products in the United States and have organized our documentation accordingly. However, we cannot guarantee that the FTC would agree if it were to review our claims.

The FTC enforces compliance through various means, including compulsory processes, cease and desist orders, and injunctions. Enforcement actions can result in requirements such as limits on advertising, corrective advertising, customer redress, asset divestiture, contract rescission, and other relief deemed necessary to protect the public. Violations of these orders can lead to substantial financial penalties. Although we have not been subject to any FTC action, we cannot assure you that the FTC will not question our advertising practices in the future. Any future action by the FTC could adversely affect our ability to market our products in the United States.

Additionally, state attorneys general and local district attorneys can enforce similar state and local consumer protection laws. Our policy is to comply with applicable advertising regulations, but inadvertent failures to comply could occur. Non-compliance could result in substantial penalties, materially affecting our financial condition and ability to market our products in the United States.

Employee Safety Regulations

We are subject to certain safety regulations, including Occupational Safety and Health Administration regulations. These regulations require us to comply with certain manufacturing safety standards to protect our employees from accidents. We believe that we are in material compliance with all employee safety regulations applicable to our business.

Data Privacy and Security Laws and Regulations

Various state, federal, and international laws govern the collection, dissemination, use, access, confidentiality, and security of personal information, including health-related data. In the United States, several federal and state laws and regulations apply to our operations and those of our partners. These include data breach notification laws, health information privacy and security laws, and federal and state consumer protection laws.

HIPAA sets comprehensive federal standards for the use and disclosure of Protected Health Information (“PHI”) by health plans, healthcare clearinghouses, and certain healthcare providers (covered entities) and their business associates and subcontractors. HIPAA mandates the development and maintenance of policies to protect PHI, including administrative, physical, and technical safeguards. It also imposes notification requirements in the event of a data breach.

Privacy and security laws are constantly evolving and may conflict with each other, complicating compliance efforts. These laws can result in investigations, proceedings, or actions that may lead to significant civil or criminal penalties and restrictions on data processing.

Risk of Litigation

Additionally, federal and state statutes provide for private causes of action to plaintiffs alleging misleading marketing claims, or otherwise making allegations which are found to be in violation of such laws. As such, misleading promotional statements and practices can lead to litigation under state consumer protection and unfair trade practices laws. To date, there has been a substantial amount of litigation under these laws and we may face legal actions, and be subject to significant penalties, judgments and damages, if we are found to have violated these laws.

Management

Set forth below is certain information regarding our director, executive officers, and director nominees as of the date of this prospectus:

Name	Position	Age	Director Since
Jackson Kwok	Chief Executive Officer and Director of the Company and Chief Executive Officer of Longstar	56	March 2024
Chiwen “Claire” Wang	Chief Financial Officer and Director of the Company and Chief Financial Officer and Director of Longstar	43	March 2024
Russell Morgan	Director Nominee of the Company*	64	—
Stephanie Chang	Director Nominee of the Company*	45	—
Zhiliang Zhou	Director Nominee of the Company*	31	—

____________

*        This individual has indicated his/her assent to occupy such position on the effectiveness of the registration statement of which this prospectus forms a part.

The following is a brief description of the education and business experience of our directors and executive officers.

Jackson Kwok has served as the Chief Executive Officer of Company since October 2023 and as the Chief Executive Officer of Longstar since March 2024. From September 2020 to December 2022, Jackson Kwok worked as a business consultant with Leapfrog Consulting, a firm specialized in organizational development, where he was responsible for strategic planning, programs design and revenue modeling. Prior to that, from February 1997 to August 2020, he held several positions at TYC Genera Corp, a manufacturer and distributor of automotive replacement parts, and his last positions were the president and chief operating officer, where he was responsible for management analysis, strategic development and management. Jackson Kwok brings more than 27 years of leadership experience, highlighted by his expertise in strategic planning, market development, and product management at companies with revenue exceeding $350 million. His distinguished career includes transformative roles in sales and marketing, operational improvements driven by Six Sigma methodology, and the successful execution of innovative product-to-market strategies. Jackson Kwok’s dynamic leadership and in-depth knowledge of North America’s sales and marketing landscapes have consistently driven top-line revenue growth and operational excellence, positioning companies for sustained growth and diversification. Jackson Kwok earned a bachelor’s degree in East Asian Studies from the University of Arizona in 1994.

Chiwen “Claire” Wang has served as the Chief Financial Officer of the Company since March 2024. She has also served as the Chief Financial Officer of Longstar since April 2023. Ms. Wang initially joined Longstar in April 2023 as both interim Chief Executive Officer and Chief Financial Officer; her interim Chief Executive Officer duties concluded on March 1, 2024, when Mr. Jackson Kwok was appointed as Chief Executive Officer, and she has continued in the role of Chief Financial Officer. From April 2020 to December 2022, Chiwen “Claire” Wang served as Chief Financial Officer at both Armlogi Trucking LLC, a logistics and transportation company, and FlankCo. Additionally, from December 2014 through December 2022, she served as Controller of American Screen & Window Coverings. Chiwen “Claire” Wang brings a distinguished background in financial management and strategic leadership. During her tenure at PricewaterhouseCoopers (PwC), an accounting firm, from September 2007 to June 2014, she led audit teams serving Fortune 500 companies, where she developed deep expertise in financial reporting, risk management, and internal controls under GAAP and GAAS standards. Her extensive experience includes overseeing year-end audits, ensuring the accuracy and integrity of financial statements, and managing the auditing process for public companies — skills that are instrumental to guiding our financial strategy and supporting compliance with public company requirements. Chiwen “Claire” Wang earned a bachelor’s degree in accounting from National Cheng Kung University in Taiwan in 2004 and a master’s degree in accounting from South Taiwan University of Science and Technology in 2006.

Russell Morgan will serve as our independent director starting immediately on the effectiveness of the registration statement of which this prospectus forms a part. Mr. Morgan has served as a controller of UB Equipment Corp. since June 2023. Prior thereto, from March 2020 through May 2023, Mr. Morgan served as a controller at Pilot Inc. From October 2002 through February 2020, Mr. Morgan served as a controller at Lynx Grills Inc., a company specialized in high-end outdoor kitchen products, Since January 2023, Mr. Morgan has served as a director and on the audit committee of Armlogi Holding Corp. (Nasdaq: BTOC), a U.S.-based warehousing and logistics service provider. Mr. Morgan is a seasoned financial executive with extensive experience in major companies. Mr. Morgan’s expertise includes analytical skills, financial accounting, and controlling. He holds a degree from California State University-Long Beach, College of Business in accounting. We believe Mr. Morgan is well qualified to serve as our independent director because of Mr. Morgan’s strong background in financial management and leadership.

Stephanie Chang will serve as our independent director starting immediately on the effectiveness of the registration statement of which this prospectus forms a part. Ms. Chang brings more than two decades of experience in U.S. commercial banking, with deep expertise in credit analysis, risk management, and regulatory compliance — all areas directly relevant to our growth strategy and public-company governance. Since August 2019, she has served as first vice president and commercial lending officer at CTBC Bank USA, a financial institution, where she specializes in commercial real-estate and asset-based financing. In that role Ms. Chang has originated and closed more than $81 million in loans and led the turnaround of an under-performing branch into one of the bank’s top producers — experience that strengthens the board’s oversight of capital-allocation decisions and operational execution. Prior to CTBC Bank, Ms. Chang held key credit-risk and portfolio-management positions at Wells Fargo Bank from July 2016 to August 2018 and First General Bank from September 2018 to August 2019, managing multi-million-dollar loan portfolios and consistently exceeding production targets while maintaining rigorous underwriting standards. Her comprehensive understanding of federal and state banking regulations, coupled with first-hand experience navigating regulatory examinations, will assist the board in overseeing our compliance programs and evaluating financing alternatives. Ms. Chang earned a Bachelor of Science in Business Administration from California State University, Los Angeles. We believe her proven track record in structuring and managing complex financings, familiarity with credit and risk-control frameworks, and knowledge of banking-industry regulations will provide valuable insight into capital-raising strategies, treasury management, and enterprise-risk oversight, making her a highly qualified addition to the board.

Zhiliang Zhou will serve as our independent director starting immediately on the effectiveness of the registration statement of which this prospectus forms a part. Mr. Zhou offers the board extensive capital-markets insight, public-company finance experience, and diversified operational expertise skills that align directly with our near- and long-term strategic objectives. Mr. Zhou served as chief financial officer of Armlogi Holding Inc. (Nasdaq: BTOC), a logistics and warehousing services provider company, from July 2023 to January 2025, where he oversaw SEC reporting, SOX-aligned internal-control implementation, and strategic planning for a newly listed company. His hands-on knowledge of public-company compliance and investor-relations requirements will strengthen the board’s oversight of our financial-reporting and governance practices. Previously, he served as chief executive officer of asset management and senior vice president of capital markets at ATIF Inc., a business and financial consulting firm, from October 2020 to July 2023, where he directed portfolio-investment strategy exceeding US$150 million and structured cross-border financing solutions. We believe his experience will support our evaluation of mergers and acquisitions and growth-capital alternatives. He worked as business development associate at San Manuel Casino, a resort and casino, from September 2019 to October 2020, where he provided an operational foundation in budgeting, cost control, and data-driven decision-making within highly regulated industries. We believe Mr. Zhou’s record of establishing finance infrastructures for emerging public companies, capital-raising and asset-management expertise, and familiarity with SEC and Nasdaq requirements will add critical depth to our audit-committee work, capital-allocation deliberations, and strategic initiatives, making him a strong fit for service as an independent director.

Terms of Office of Officers and Directors

In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on Nasdaq. The term of office of our directors will expire at our first annual meeting of stockholders, subject to re-nomination and reappointment to the board by our stockholders.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our Bylaws as it deems appropriate. Our Bylaws provide that our officers may consist of a Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, Vice Presidents, Secretary, Treasurer, Assistant Secretaries, and such other offices as may be determined by the board of directors.

Corporate Governance

Family Relationships among Directors and Officers

There are no family relationships among our directors, director nominees, and executive officers.

Arrangements between Directors and Officers

To our knowledge, there is no arrangement or understanding between any of our officers, directors, or director nominees and any other person, including directors, pursuant to which the officer was selected to serve as an officer or director.

Involvement in Certain Legal Proceedings

To our knowledge, none of our executive officers, directors, or director nominees has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board Leadership Structure

Our board of directors has the responsibility for selecting our appropriate leadership structure. In making leadership structure determinations, the board of directors considers many factors, including the specific needs of our business and what is in the best interests of our stockholders. The board of directors does not have a policy as to whether the Chairman should be an independent director, an affiliated director, or a member of management. Our board of directors believes that the Company’s current leadership structure is appropriate because it effectively allocates authority, responsibility, and oversight between management (the Company’s Chief Executive Officer, Jackson Kwok) and the members of our board of directors. It does this by giving primary responsibility for the operational leadership and strategic direction of the Company to its Chief Executive Officer, while enabling our Chairman to facilitate our board of directors’ oversight of management, promote communication between management and our board of directors, and support our board of directors’ consideration of key governance matters. The board of directors believes that its programs for overseeing risk, as described below, would be effective under a variety of leadership frameworks and therefore do not materially affect its choice of structure.

Risk Oversight

Effective risk oversight is an important priority of the board of directors. Because risks are considered in virtually every business decision, the board of directors discusses risk throughout the year generally or in connection with specific proposed actions. The board of directors’ approach to risk oversight includes understanding the critical risks in the Company’s business and strategy, evaluating the Company’s risk management processes, allocating responsibilities for risk oversight, and fostering an appropriate culture of integrity and compliance with legal responsibilities. The directors exercise direct oversight of strategic risks to the Company.

Other Directorships

Other than Mr. Morgan who serves as a director of Armlogi Holding Corp and serves on the audit committee, no director or director nominee of the Company is also a director of an issuer with a class of securities registered under Section 12 of the Exchange Act (or which otherwise are required to file periodic reports under the Exchange Act).

Committees of the Board

Our board of directors will have two committees upon the effectiveness of the registration statement of which this prospectus forms a part: an Audit Committee and a Compensation Committee. Subject to phase-in rules and a limited exception, Nasdaq rules and Rule 10A-3 of the Exchange Act require that the Audit Committee of a listed company be comprised solely of independent directors, and Nasdaq rules require that the Compensation Committee of a listed company be comprised solely of independent directors.

Board Committee Membership

Committee membership of the board of directors is expected to be as follows upon the effectiveness of the registration statement of which this prospectus forms a part:

	Independent	Audit Committee	Compensation Committee
Jackson Kwok
Chiwen “Claire” Wang
Russell Morgan(1)*	X	C	C
Zhiliang Zhou*	X	M	M
Stephanie Chang*	X	M	M

____________

(1)   Chairman of board of directors.

C — Chairman of Committee.

M — Member.

*     Expected Committee Composition (Upon the effectiveness of the registration statement of which this prospectus forms a part).

Audit Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will establish an Audit Committee of the board of directors. Mr. Russell Morgan, Mr. Zhiliang Zhou, and Ms. Stephanie Chang will serve as members of our Audit Committee, and Mr. Morgan will be the chairman of the Audit Committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the Audit Committee, all of whom must be independent. The board of directors has determined that each of Mr. Russell Morgan, Mr. Zhiliang Zhou, and Ms. Stephanie Chang meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act.

The board has determined that Mr. Morgan will qualify as an “audit committee financial expert” (as defined in the SEC rules) because he has the following attributes: (i) an understanding of U.S. GAAP and financial statements; (ii) the ability to assess the general application of such principles in connection with accounting for estimates, accruals, and reserves; (iii) experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements; (iv) an understanding of internal control over financial reporting; and (v) an understanding of Audit Committee functions. Mr. Morgan has acquired these attributes as a result of his extensive experience in corporate finance and senior financial management roles, during which he oversaw the preparation and analysis of complex financial statements, evaluated internal controls over financial reporting, and worked closely with external auditors and public company boards.

We have adopted an Audit Committee Charter, which details the principal functions of the Audit Committee, including:

•        the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm engaged by us;

•        pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•        setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and us to assess the independent registered public accounting firm’s independence;

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory, or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC, or other regulatory authorities.

The Audit Committee also has the sole authority, at its discretion and at our expense, to retain, compensate, evaluate, and terminate our independent auditors and to review, as it deems appropriate, the scope of our annual audits, our accounting policies and reporting practices, our system of internal controls, our compliance with policies regarding business conduct and other matters. In addition, the Audit Committee has the authority, at its discretion and at our expense, to retain special legal, accounting, or other advisors to advise the Audit Committee.

Compensation Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will establish a Compensation Committee of the board of directors. Mr. Russell Morgan, Mr. Zhiliang Zhou, and Ms. Stephanie Chang will serve as members of our Compensation Committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the Compensation Committee, all of whom must be independent. Each of Mr. Russell Morgan, Mr. Zhiliang Zhou, and Ms. Stephanie Chang are independent, and Mr. Russell Morgan will chair the Compensation Committee.

We have adopted a Compensation Committee Charter, which details the principal functions of the Compensation Committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, if any is paid by us, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•        reviewing and approving on an annual basis the compensation, if any is paid by us, of all of our other officers;

•        reviewing on an annual basis our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments, and other special compensation and benefit arrangements for our officers and employees;

•        if required, producing a report on executive compensation to be included in our annual proxy statement;

•        reviewing, evaluating, and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel, or other adviser and will be directly responsible for the appointment, compensation, and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel, or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominations for Directors

Nasdaq rules require that (1) director nominees must either be selected, or recommended for the board’s selection, either by: (A) independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or (B) a nominations committee comprised solely of independent directors. We have not established a nominating committee and as such, director nominees will be selected, or recommended for the board’s selection, by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate.

The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders).

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Director Independence

Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that our independent director nominees, Mr. Russell Morgan, Mr. Zhiliang Zhou, and Ms. Stephanie Chang, are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

In assessing director independence, the board of directors considers, among other matters, the nature and extent of any business relationships, including transactions conducted, between the Company and each director and between the Company and any organization for which one of our directors is a director or executive officer or with which one of our directors is otherwise affiliated.

Stockholder Communications with the Board

A stockholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our Secretary, 4010 Valley Blvd, Suite 101, Walnut, California 91789, who, upon receipt of any communication other than one that is clearly marked “Confidential,” will note the date the communication was received, open the communication, make a copy of it for our files and promptly forward the communication to the director(s) to whom it is addressed. Upon receipt of any communication that is clearly marked “Confidential,” our Secretary will not open the communication, but will note the date the communication was received and promptly forward the communication to the director(s) to whom it is addressed.

Policy on Equity Ownership

The Company does not have a policy on equity ownership at this time.

Policy against Hedging

The Company recognizes that hedging against losses in Company shares may disturb the alignment between stockholders and executives that equity awards are intended to build; however, while “short sales” are discouraged by the Company, the Company does not currently have a policy prohibiting such transactions. We plan to implement a policy prohibiting such transactions in the future.

Compensation Recovery

Under the Sarbanes-Oxley Act of 2002, in the event of misconduct that results in a financial restatement that would have reduced a previously paid incentive amount, we can recoup those improper payments from our Chief Executive Officer and Chief Financial Officer (if any). The SEC also recently adopted rules which direct national stock exchanges to require listed companies to implement policies intended to recoup bonuses paid to executives if the company is found to have misstated its financial results.

On January 3, 2025, the board of directors of the Company approved the adoption of a Policy for the Recovery of Erroneously Awarded Incentive Based Compensation (the “Clawback Policy”), with an effective date of October 2, 2023, in order to comply with the final clawback rules adopted by the SEC under Section 10D and Rule 10D-1 of the Exchange Act (“Rule 10D-1”), and the listing standards, as set forth in the Nasdaq Listing Rule 5608 (the “Final Clawback Rules”).

The Clawback Policy provides for the mandatory recovery of erroneously awarded incentive-based compensation from current and former executive officers as defined in Rule 10D-1 (“Covered Officers”) of the Company in the event that the Company is required to prepare an accounting restatement, in accordance with the Final Clawback Rules. The recovery of such compensation applies regardless of whether a Covered Officer engaged in misconduct or otherwise caused or contributed to the requirement of an accounting restatement. Under the Clawback Policy, the board of directors may recoup from the Covered Officers erroneously awarded incentive compensation received within a lookback period of the three completed fiscal years preceding the date on which the Company is required to prepare an accounting restatement.

Code of Ethics

We have adopted a Code of Ethical Business Conduct (“Code of Ethics”) that applies to all of our directors, officers, and employees. We intend to disclose any amendments to our Code of Ethics and any waivers with respect to our Code of Ethics granted to our principal executive officer, our principal financial officer, or any of our other employees performing similar functions in a Current Report on Form 8-K.

There have been no waivers granted with respect to our Code of Ethics to any such officers or employees.

Whistleblower Protection Policy

The Company has adopted a Whistleblower Protection Policy (“Whistleblower Policy”) that applies to all of its directors, officers, employees, consultants, contractors, and agents of the Company. The Whistleblower Policy has been reviewed and approved by the board of directors.

Controlled Company

Our shareholders prior to the completion of this offering, KML Family Trust and KMA Trust, will hold [    ]% and [    ]% of our issued and outstanding shares of common stock, respectively, immediately after the consummation of this offering, assuming the sale of [    ] shares of common stock we are offering, and no exercise of the underwriters’ over-allotment option. As a result, Karin Mei Huang, as the beneficial owner of the shares held by KMA Trust and KML Family Trust, will be able to exercise [    ]% of the aggregate voting power of our issued and outstanding shares of common stock and will be able to determine all matters requiring approval by our stockholders, immediately after the consummation of this offering, and we are therefore a “controlled company” as defined under Nasdaq Marketplace Rules. However, we do not currently intend to rely on the controlled company exemptions provided under Nasdaq Marketplace Rules, which would otherwise permit us to rely on certain exemptions from corporate governance rules, including: (a) an exemption from the rule that a majority of our board of directors must be independent directors; (b) an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and (c) an exemption from the rule that our director nominees must be selected or recommended solely by independent directors. Notwithstanding the above, we may rely on any or all of these “controlled company” exceptions in the future. We also do not plan to rely on a “phase-in” schedule allowed pursuant to applicable Nasdaq rules in connection with this offering.

Executive and Director Compensation

Executive Compensation Table

The following table sets forth information concerning the compensation of (i) all individuals serving as our principal executive officer or acting in a similar capacity for the fiscal years ended September 30, 2024 and 2023 (“PEO”), regardless of compensation level; (ii) our two most highly compensated executive officers other than the PEO who were serving as executive officers for the period ended September 30, 2024, if any (subject to the limitations below); and (iii) up to two additional individuals for whom disclosure would have been provided pursuant to paragraph (ii) but for the fact that the individual was not serving as an executive officer as of September 30, 2024 (collectively, the “Named Executive Officers”).

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended	Salary ($)	Bonus ($)	Stock awards ($)		Option awards ($)	All other compensation ($)*	Total ($)**
Jackson Kwok	2024	$33,000	—	—		—	$3,928	$36,928
Chief Executive Officer of the Company and Longstar(1)
Chiwen “Claire” Wang	2024	$54,000	$10,000	—		—	$1,440	$65,440
Chief Financial and Director of the Company and Chief Financial Officer and Director of Longstar(2)(3)(4)	2023	$3,000	—	—	(7)	—	$—	$3,000
Lipin Zeng	2024	$96,000	—	—		—	$32,317	$128,317
Manager of R&D and Former Chief Executive Officer of Longstar(1)(2)	2023	$115,834	—	—		—	$21,190	$137,024
Jing D. Struve	2024	$—	—	—		—	$—	$—
Former Chief Financial Officer of Longstar	2023	$80,982	—	—		—	$12,199	$93,181
HongHong Xue	2024	$31,085	—	—		—	$1,054	$32,139
Former Chief Financial Officer of the Company(5)	2023	$6,000	—	—		—	$—	$6,000
Dan Clayton(6)	2024	$30,000	—	—		—	$2,220	$32,220
Former Chief Technology Officer of Longstar

____________

*        The amounts represent (i) employer-paid health, dental, and vision insurance premiums and (ii) the Company’s matching contributions to the executives’ 401(k) retirement accounts, as applicable, for the indicated fiscal year.

**      Does not include perquisites and other personal benefits, or property, unless the aggregate amount of such compensation is more than $10,000. No executive officer earned any non-equity incentive plan compensation, nonqualified deferred compensation, or other compensation, during the periods reported above.

(1)      Jackson Kwok was appointed Chief Executive Officer of the Company and Longstar on October 23, 2023 and March 1, 2024, respectively.

(2)      Lipin Zeng was appointed Director of the Company on October 23, 2023, and was replaced by Jackson Kwok on February 29, 2024. Chiwen “Claire” Wang was subsequently appointed as Director of the Company on February 29, 2024.

(3)      Effective April 28, 2023, Chiwen “Claire” Wang replaced Lipin Zeng as Chief Executive Officer, and also replaced Jing D. Struve as Chief Financial Officer and Director of Longstar.

(4)      Effective March 1, 2024, Jackson Kwok replaced Chiwen “Claire” Wang as Chief Executive Officer of Longstar, while Chiwen “Claire” Wang continued to serve as Chief Financial Officer.

(5)      HongHong Xue was appointed Chief Financial Officer and Director of the Company on October 23, 2023, and resigned from both positions on February 29, 2024.

(6)      Dan Clayton resigned as Chief Technology Officer of Longstar effective December 31, 2024.

(7)      Chiwen “Claire” Wang was expected to receive 10,000 shares of common stock pursuant to an offer letter dated May 15, 2023, and such 10,000 shares of common stock award was terminated on April 30, 2024 per an amended employment agreement, which was replaced by a one time cash bonus of $10,000 reflected in the “Bonus” column of this Summary Compensation Table.

401(k) Plan

We offer a 401(k) retirement savings plan for our employees, including our Named Executive Officers, who meet certain eligibility criteria. Under this plan, eligible employees can defer a portion of their compensation, within the limits set by the Internal Revenue Code, either on a pre-tax or after-tax (Roth) basis. The plan allows for employer matching and discretionary contributions. The 401(k) plan is designed to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As a tax-qualified plan, pre-tax contributions and their earnings are not taxable to employees until withdrawn, while earnings on Roth contributions are not taxable when distributed from the plan.

Outstanding Equity Awards at Fiscal Year-End

The Company: (i) did not grant any stock options to its executive officers or directors during the fiscal year ended September 30, 2024 or thereafter through the date of this prospectus; (ii) did not have any outstanding equity awards as of September 30, 2024 or as of the date of this prospectus; and (iii) had no options exercised by its Named Executive Officers during the fiscal year ended September 30, 2024 or through the date of this prospectus.

Employment Agreements

Chiwen “Claire” Wang, Chief Financial and Executive Officer

On May 15, 2023, Longstar entered into an Offer Letter with Chiwen “Claire” Wang, its then Chief Executive Officer. The Offer Letter had an effective date of June 1, 2023.

The Offer Letter also required the Company to grant Chiwen “Claire” Wang 10,000 shares of the Company’s common stock, on the earlier of (a) the date the offering set forth in this prospectus closes; or (b) December 31, 2024. Pursuant to a Vesting Schedule and Conditions Agreement entered into between Longstar and Chiwen “Claire” Wang on June 1, 2023, which provides for the 10,000 shares of common stock to vest over a two-year period, with 50% vesting on June 1, 2024, and 12.5% thereafter at the end each subsequent three-month period, subject to her continued service with Longstar. The vesting is accelerated in the event an IPO is completed, and if a merger is completed prior to vesting, a percentage of the unvested stock vests, based on the number of months served prior to such event. Any unvested stock is forfeited in the event Chiwen “Claire” Wang’s service with Longstar ends prior to vesting.

Longstar also agreed to cover half of the cost of Chiwen “Claire” Wang’s health insurance and 100% of the cost of her dental and vision coverage.

The Offer Letter provides for Chiwen “Claire” Wang’s employment to be at-will and does not provide any rights to severance payment to Chiwen “Claire” Wang.

Subsequently on May 31, 2023, Longstar signed an amended agreement with Chiwen “Claire” Wang, which changed the effective date of original vesting schedule and conditions agreement from June 1, 2023, to October 1, 2023. The amended vesting schedule and conditions agreement also specified an annual salary of $72,000 for Chiwen “Claire” Wang, effective January 1, 2024.

On April 30, 2024, the Company and Ms. Wang executed an amended employment agreement that, among other matters, terminated and nullified the May 15, 2023 equity-grant provision and its May 31, 2023 amended vesting schedule. Accordingly, the 10,000 shares of common stock referenced in the original offer letter to Ms. Wang were never issued, no vesting occurred, and Ms. Wang had no further rights to such shares. The amended employment agreement provides for cash compensation only, consisting of (i) a one-time $10,000 cash bonus and (ii) Ms. Wang’s regular base salary, and standard employee benefits.

Jackson Kwok, Chief Executive Officer

On February 12, 2024, Longstar entered into an Offer Letter with Jackson Kwok, Chief Executive Officer. The Offer Letter, which had an effective date of March 1, 2024, provided for Jackson Kwok to be paid an annual salary of $72,000.

Longstar also agreed to cover 50% of Jackson Kwok’s health insurance costs, as well as 100% of his dental and vision insurance.

The Offer Letter does not provide any rights to severance payment to Jackson Kwok.

Lipin Zeng, Manager of R&D

On April 20, 2023, Longstar entered into an Offer Letter with Lipin Zeng, R&D Manager. The Offer Letter, which had an effective date of May 1, 2023, provided for Lipin Zeng to be paid a monthly salary of $8,000.

Longstar also agreed to cover 100% of the cost of Mr. Zeng’s health insurance and 100% of his vision and dental insurance.

The Offer Letter does not provide any rights to severance payment to Mr. Zeng.

Mr. Zeng’s compensation included an $8,000 monthly salary and full company-paid health, vision, and dental insurance premiums — remained in effect without modification after he stepped down as Chief Executive Officer and director and assumed the position of R&D Manager.

The board of directors and/or Compensation Committee may increase our executive’s salaries from time to time, and may also authorize bonuses payable to the executives from time to time, in their discretion, in cash or securities.

Other Named Executive Officers

Jing D. Struve — Former Chief Financial Officer and Director of Longstar

Ms. Struve served as Chief Financial Officer and a Director of Longstar until April 2023, when she was replaced by Chiwen “Claire” Wang, and subsequently resigned from all positions in May 2023. She was employed pursuant to an oral, at-will arrangement under which she received a base salary of $130,000 per year, payable in equal semimonthly installments. She was eligible to participate in the Company’s standard benefits programs, including health, dental, and vision insurance (100% of premiums paid by the Company) and the 401(k) plan, with no guaranteed bonus or severance benefits.

HongHong Xue — Former Interim Chief Financial Officer and Director of the Company

Ms. Xue was appointed Chief Financial Officer and Director of the Company on October 23, 2023 and resigned from both positions on February 29, 2024. She served under an at-will employment arrangement with a base salary of $72,000 per year ($6,000 per month). She was eligible for company-paid health, dental, and vision insurance and could participate in the Company’s 401(k) plan. No discretionary bonus, equity award, or severance benefits were provided.

Dan Clayton — Former Chief Technology Officer of Longstar

Mr. Clayton resigned as Chief Technology Officer of Longstar effective December 31, 2024. He was hired on April 1, 2024. Under his at-will employment arrangement, he was entitled to a base salary of $60,000 per year ($5,000 per month). He was also eligible for company-paid health, dental, and vision insurance and could participate in the Company’s 401(k) plan. No additional cash bonus, equity compensation, or severance benefits were provided.

Except as described above, none of these officers had employment agreements that provided for cash bonuses, equity awards, severance payments, change-in-control payments, or other material perquisites during the fiscal years presented.

Key Man Insurance

We have no key man insurance on any of our executive officers.

Compensation of Directors

No specific board compensation policy has been adopted to date; however, we expect that our non-executive directors will be paid $36,000 per year in compensation in cash for their services on the board of directors following this offering.

Certain Relationships and Related Party Transactions

Except as discussed below or otherwise disclosed above under “Executive and Director Compensation,” which information is incorporated by reference where applicable in this “Certain Relationships and Related Transactions” section, the following sets forth a summary of all transactions since October 1, 2022, or any currently proposed transaction, in which the Company was to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at the fiscal year-end for September 30, 2024, 2023, and 2022, and in which any officer, director, or any stockholder owning greater than 5% of our outstanding voting shares, or any member of the above referenced individual’s immediate family, had or will have a direct or indirect material interest (other than compensation described above under “Executive and Director Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Accounts Receivable — Related Parties

Accounts receivable — related parties were $0 as of September 30, 2024 and 2023, and $67,285 as of September 30, 2022, which comprised $59,901 owed by ACA, a cost-method investee (in which we hold 11.77% equity interests), and $7,384 owed by TCM Zone, LLC (“TCM”), an equity-method investee (in which Longstar holds 20% equity interests). As of September 30, 2024 and 2023, we had fully reserved an allowance for the amount due from ACA and TCM.

Rent Deposit and Rent Expenses — Related Party

Rent deposit — related party was $19,500 as of September 30, 2024, $19,500 as of September 30, 2023, and $0 as of September 30, 2022. Rent deposit — related party was owed to Longstar Healthpro Manufacturing Inc, which is majority owned by Xinjiang Lixing Investment and Management Co. (“Xinjiang Lixing”), a former stockholder of Longstar, pursuant to the lease agreement discussed in greater detail under “Business — Properties.” As of June 30, 2025, the outstanding amount of the rent deposit owed was $19,500.

Rent expenses — related party, relating to amounts paid to Longstar Healthpro Manufacturing Inc., which is majority owned by a former stockholder of Longstar, were $156,000, $13,000, and $0 for the fiscal years ended September 30, 2024, 2023, and 2022, respectively. During the period from October 1, 2024 to June 30, 2025, the amount of rent expenses paid was $117,000.

Accounts Payable — Related Party

Accounts payable — related party were $60,441 as of September 30, 2024, 2023, and 2022, representing amounts owed to Yunnan Panlong Yunhai Pharmaceutical Co., Ltd. (“Yunnan Panlong”) for purchased products. Yunnan Panlong is considered a related party because its major stockholder, Ms. Lihua Zeng, is the younger sister of Lipin Zeng, who is married to Karin Mei Huang, the former sole stockholder of Longstar. As of June 30, 2025, the outstanding amount of the accounts payable owed to Yunnan Panlong was $60,441.

Accounts payable — related party were $698,319, $15,300, and $15,300 as of September 30, 2024, 2023, and 2022, respectively, representing amounts owed to Kunming Aoqun for purchased products. Kunming Aoqun is considered a related party as Ms. Lihua Zeng serves as its director. As of the date of this Prospectus, the outstanding amount of the accounts payable owed to Kunming Aoqun was $804,616.

Other Payables — Related Parties

Other payable — related party were $3,904, $0, and $0 as of September 30, 2024, 2023, and 2022, respectively, representing the accrued loan interest of the loan from Karin Mei Huang (see “— Long-Term Loan — Related Party” for details). As of June 30, 2025, the outstanding amount of the accrued loan interest of the loan from Karin Mei Huang was $23,750.

Long-Term Loan — Related Party

Long-term loan — related party was $1,000,000, $0, and $0 as of September 30, 2024, 2023, 2022, respectively, relating to a loan from Karin Mei Huang, the former sole stockholder of Longstar, pursuant to a loan agreement dated September 15, 2024. The annual interest rate of the loan is 9.5% and the maturity date of the loan is September 15, 2029. As of June 30, 2025, the amount of principal outstanding was $1,000,000. During the period from September 15, 2024 to June 30, 2025, the largest aggregate amount of principal outstanding to this long-term loan was $1,000,000, the amount of principal paid was $0, and the amount of interest paid was $47,500.

On March 25, 2025, the Company entered into a loan agreement with Karin Mei Huang, a stockholder, under which Karin Mei Huang provided a loan of $1,600,000 at an annual interest rate of 9.5%. The loan is set to mature on March 25, 2030 and no monthly interest payments shall be due during the first year of the loan term, and a monthly interest of $12,666.67 shall be paid beginning on March 26, 2026. During the period from March 25, 2025 to June 30, 2025, the largest aggregate amount of principal outstanding to this long-term loan was $1,600,000, the amount of principal paid was $0, and the amount of interest paid was $0.

On March 31, 2025, the Company entered into an amendment to the loan agreement that was signed on September 15, 2024, to which no monthly interest payments shall be due from April 1, 2025 through March 31, 2026, and monthly interest payments shall resume on April 1, 2026. The deferred interest payments shall not accrue interest at the contractual rate of 9.5%.

Revenue — Related Party

We had revenue — related party of $0, $0, and $13,426 for the fiscal years ended September 30, 2024, 2023, and 2022, respectively, representing revenue generated from the sale of products to TCM, in which Longstar held a 20% ownership interest (thereby making it a related party). These transactions were entered into on an arm’s-length basis and on terms equivalent to those with other customers.

Purchase — Related Party

We had purchased — related party of $815,172, $0, and $0 for the fiscal years ended September30, 2024, 2023, and 2022, respectively, representing products purchased from Kunming Aoqun. These transactions were entered into on an arm’s-length basis and on terms equivalent to those with other vendors.

Related Party Agreements

Share-For-Share Exchange

On December 27, 2023, Longstar, the Company, and Longstar’s then sole stockholder, Karin Mei Huang, entered into the Share-for-Share Exchange. Pursuant to the Share-For-Share Exchange, Karin Mei Huang exchanged all 2,000,000 shares of Longstar which she then held, representing 100% of the outstanding stock of Longstar for 40,000,000 shares of the Company’s common stock, which resulted in Longstar becoming a wholly-owned subsidiary of the Company (with the one share of Company’s common stock outstanding prior to the exchange, which was owned by Longstar being cancelled).

Asset Transfer Agreement

On December 31, 2022, Longstar entered into a share repurchase agreement with Xinjiang Lixing, Longstar’s majority shareholder who owned 100,000,000 shares of Longstar’s stock. (5,000,000 shares of Longstar stock at December 31, 2022). Xinjiang Lixing is under the common control of Karin Mei Huang. Pursuant to the share repurchase agreement, Longstar agreed to repurchase 5,000,000 shares of Longstar’s common stock from Xinjiang Lixing through the following nonmonetary transactions:

1)      Transferring real property to Xinjiang Lixing with a carrying value of $979,702;

2)      Transferring 1,200,000 shares of ACA’s common stock with a carrying value of $523,890; and

3)      Other assets of $59,901.

As this constitutes the transfer of assets between entities under common control, the Company derecognizes the assets and liabilities transferred at their carrying amounts at the date of transfer.

Review, Approval, and Ratification of Related Party Transactions

Given our small size and limited financial resources, we have not adopted formal policies and procedures for the review, approval, or ratification of transactions, such as those described above, with our executive officers, directors, and significant stockholders. However, all of the transactions described above were approved and ratified by our directors. In connection with the approval of the transactions described above, our directors took into account various factors, including his fiduciary duty to the Company; the relationships of the related parties described above to the Company; the material facts underlying each transaction; the anticipated benefits to the Company and related costs associated with such benefits; whether comparable products or services were available; and the terms the Company could receive from an unrelated third party.

Moving forward, and prior to the effectiveness of the registration statement of which this prospectus forms a part, we intend to form an Audit Committee which will review related party transactions to determine whether such transactions are fair to the Company and its stockholders. The Audit Committee of the board of directors of the Company will be tasked with reviewing and approving any issues relating to conflicts of interests and all related party transactions of the Company (“Related Party Transactions”). The Audit Committee, in undertaking such review and will analyze the following factors, in addition to any other factors the Audit Committee deems appropriate, in determining whether to approve a Related Party Transaction: (1) the fairness of the terms for the Company (including fairness from a financial point of view); (2) the materiality of the transaction; (3) bids/terms for such transaction from unrelated parties; (4) the structure of the transaction; (5) the policies, rules and regulations of the U.S. federal and state securities laws; (6) the policies of the Committee; and (7) interests of each related party in the transaction.

The Audit Committee will only approve a Related Party Transaction if the Audit Committee determines that the terms of the Related Party Transaction are beneficial and fair (including fair from a financial point of view) to the Company and are lawful under the laws of the United States. In the event multiple members of the Audit Committee are deemed a related party, the Related Party Transaction will be considered by the disinterested members of the board of directors in place of the Committee.

In addition, our Code of Ethics (described above under “Management — Code of Ethics”), which is applicable to all of our employees, officers and directors, requires that all employees, officers, and directors avoid any conflict, or the appearance of a conflict, between an individual’s personal interests and our interests.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common stock as of May 2, 2025 (the “Date of Determination”) by (i) each Named Executive Officer, as such term is defined above under “Executive and Director Compensation,” (ii) each member of our board of directors and each director nominee, (iii) all of our executive officers, directors, and director nominees as a group; and (iv) each person deemed to be the beneficial owner of more than 5% of our common stock. Unless otherwise indicated, each person named in the following table is assumed to have sole voting power and investment power with respect to all shares of our common stock listed as owned by such person.

The column titled “Beneficial Ownership — Percent Prior to Offering” is based on a total of 40,000,000 shares of our common stock outstanding as of the Date of Determination. The column titled “Beneficial Ownership — Percent After Offering” is based on [    ] shares of our common stock to be outstanding after this offering, which gives further effect to the issuance of [    ] shares of common stock in this offering and assumes no exercise of the underwriters’ option to purchase additional shares to cover overallotments.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and/or investing power with respect to securities. These rules generally provide that shares of common stock subject to options, warrants or other convertible securities that are currently exercisable or convertible, or exercisable or convertible within 60 days of the Date of Determination, are deemed to be outstanding and to be beneficially owned by the person or group holding such options, warrants or other convertible securities for the purpose of computing the percentage ownership of such person or group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, as of the Date of Determination, (a) the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to applicable community property laws; and (b) no person owns more than 5% of our common stock. Unless otherwise indicated, the address for each of the officers or directors listed in the table below is 4010 Valley Blvd, Suite 101, Walnut, California 91789.

Name of Beneficial Owner	Number of Common Stock Shares	Beneficial Ownership
	Beneficially Owned	Percent Prior to Offering	Percent After Offering
Named Executive Officers, Executive Officers, Directors, and Director Nominees
Jackson Kwok	—	—	—
HongHong Xue(1)	—	—	—
Chiwen “Claire” Wang	—	—	—
Dan Clayton(2)	—	—	—
Lipin Zeng(3)	—	—	—
Russell Morgan	—
Stephanie Chang	—	—	—
Zhiliang Zhou	—	—	—
All named executive officers, executive officers, directors, and director nominees as a group (eight persons)	—	—	—

5% Stockholders
KMA Trust(4)	8,000,000	20.0%	[ ]	%
KML Family Trust(5)	32,000,000	80.0%	[ ]	%

____________

(1)      HongHong Xue’s Address is 139 Quiet Grove Irvine, CA 9261. HongHong Xue resigned as Chief Financial Officer effective February 28, 2024.

(2)      Dan Clayton resigned as Chief Technology Officer of Longstar effective December 31, 2024.

(3)      Lipin Zeng was appointed Director of the Company on October 23, 2023, and was replaced by Jackson Kwok on February 29, 2024.

(4)      The shares are beneficially owned by the trustee, Karin Mei Huang. The address of the trust is 920 S Oak Knoll Ave, Pasadena, CA 91106.

(5)      Lipin Zeng, the husband of Karin Mei Huang, and Karin Mei Huang serve as the co-trustees and are the beneficial owners. The address of the trust is 920 S Oak Knoll Ave, Pasadena, CA 91106.

Change of Control

The Company is not aware of any arrangements which may at a subsequent date result in a change of control of the Company.

Equity Compensation Plan Information

As of September 30, 2024, the Company had no outstanding equity compensation plans.

Description of Capital Stock

The following summary is a description of the material terms of our capital stock and is not complete. You should also refer to our Articles of Incorporation and Bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and the applicable provisions of the NRS.

Authorized Capitalization

The total number of authorized shares of our common stock is 400,000,000 shares, $0.0001 par value per share. The total number of “blank check” authorized shares of our preferred stock is 100,000,000 shares, $0.0001 par value per share. There are no shares of preferred stock currently outstanding.

Common Stock

Voting Rights.    Each share of our common stock is entitled to one vote on all stockholder matters. Shares of our common stock do not possess any cumulative voting rights.

Except for the election of directors, if a quorum is present, an action on a matter is approved if it receives the affirmative vote of the holders of a majority of the voting power of the shares of capital stock present in person or represented by proxy at the meeting and entitled to vote on the matter, unless otherwise required by applicable law, Nevada law, our Articles of Incorporation, or Bylaws, as amended. The election of directors will be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote, meaning that the nominees with the greatest number of votes cast, even if less than a majority, will be elected. The rights, preferences, and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we have designated, or may designate and issue in the future.

Dividend Rights.    Each share of our common stock is entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by our board of directors, subject to any preferential or other rights of any outstanding preferred stock.

Liquidation and Dissolution Rights.    Upon liquidation, dissolution, or winding up, our common stock will be entitled to receive pro rata on a share-for-share basis, the assets available for distribution to the stockholders after payment of liabilities and payment of preferential and other amounts, if any, payable on any outstanding preferred stock.

No Preemptive, Conversion, or Redemption Rights.    Holders of our outstanding common stock have no preemptive, conversion, or redemption rights. Shares of our common stock are not assessable. To the extent that additional shares of our common stock may be issued in the future, the relative interests of the then existing stockholders may be diluted.

Fully Paid Status.    All outstanding shares of the Company’s common stock are validly issued, fully paid, and non-assessable.

Preferred Stock

Our board of directors has the authority to issue undesignated shares of “blank check” preferred stock in one or more series and to fix the designation, relative powers, preferences and rights and qualifications, limitations or restrictions of all shares of each such series, including, without limitation, dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the stockholders. The issuance of additional preferred stock could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and powers, including voting rights, of the holders of our common stock and could, among other things, have the effect of delaying, deferring, or preventing a change in control of our Company without further action by the stockholders. We have no present plans to issue any shares of preferred stock.

Anti-Takeover Provisions Under the NRS

Business Combinations

Sections 78.411 to 78.444 of the Nevada revised statues (the “NRS”) prohibit a Nevada corporation from engaging in a “combination” with an “interested stockholder” for three years following the date that such person becomes an interested stockholder and place certain restrictions on such combinations even after the expiration of the three-year period. With certain exceptions, an interested stockholder is a person or group that owns 10% or more of the corporation’s outstanding voting power (including stock with respect to which the person has voting rights and any rights to acquire stock pursuant to an option, warrant, agreement, arrangement, or understanding or upon the exercise of conversion or exchange rights) or is an affiliate or associate of the corporation and was the owner of 10% or more of such voting stock at any time within the previous three years.

A Nevada corporation may elect not to be governed by Sections 78.411 to 78.444 by a provision in its Articles of Incorporation. We have such a provision in our Articles of Incorporation pursuant to which we have elected to opt out of Sections 78.411 to 78.444; therefore, these sections do not apply to us.

Control Shares

Nevada law also seeks to impede “unfriendly” corporate takeovers by providing in Sections 78.378 to 78.3793 of the NRS that an “acquiring person” shall only obtain voting rights in the “control shares” purchased by such person to the extent approved by the other stockholders at a meeting. With certain exceptions, an acquiring person is one who acquires or offers to acquire a “controlling interest” in the corporation, defined as one-fifth or more of the voting power. Control shares include not only shares acquired or offered to be acquired in connection with the acquisition of a controlling interest, but also all shares acquired by the acquiring person within the preceding 90 days. The statute covers not only the acquiring person but also any persons acting in association with the acquiring person. The NRS control share statutes only apply to issuers that have 200 or more stockholders of record, at least 100 of whom have had addresses in Nevada appearing on the stock ledger of the corporation at all times during the 90 days immediately preceding such date; and whom do business in Nevada directly or through an affiliated corporation. We do not currently meet these requirements and as such these provisions do not apply to us.

A Nevada corporation may elect to opt out of the provisions of Sections 78.378 to 78.3793 of the NRS. We have elected to opt out of the provisions of Sections 78.378 to 78.3793 of the NRS in our Articles of Incorporation and as such these provisions do not apply to us.

Removal of Directors

Section 78.335 of the NRS provides that 2/3rds of the voting power of the issued and outstanding shares of the Company are required to remove a director from office. As such, it may be more difficult for stockholders to remove directors due to the fact the NRS requires greater than majority approval of the stockholders for such removal.

Anti-Takeover Provisions of our Articles of Incorporation, Bylaws, and Nevada law

Our Articles of Incorporation, and Bylaws contain various provisions intended to promote the stability of our stockholder base and render more difficult certain unsolicited or hostile attempts to take us over, that could disrupt us, divert the attention of our directors, officers, and employees, and adversely affect the independence and integrity of our business. These provisions include:

•        Special Meetings of Stockholders — Our Bylaws provide that special meetings of the stockholders may only be called by the president, the board of directors, the chairperson of the board of directors, or one or more stockholders holding shares in the aggregate entitled to cast a majority of the votes at that meeting.

•        Bylaws — Our Bylaws may be amended by our board of directors alone. The stockholders also have the power to adopt, amend, or repeal the Bylaws of the Company; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Company required by law or by the Articles of Incorporation, such action by stockholders requires the affirmative vote of the holders of at least 66 2/3% in voting power of the outstanding shares of capital stock of the Company entitled to vote thereon.

•        Advance Notice Procedures — Our Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders. At an annual meeting, our stockholders elect a board of directors and transact such other business as may properly be brought before the meeting. By contrast, at a special meeting, our stockholders may transact only the business for the purposes specified in the notice of the meeting.

•        No cumulative voting — Our Articles of Incorporation, and Bylaws do not include a provision for cumulative voting in the election of directors.

•        Removal of Directors — Directors may be removed only with the approval of stockholders holding at least two-thirds of the voting power of the issued and outstanding stock entitled to vote in the election of directors.

•        Board Vacancies — Subject to the rights of the holders of any outstanding series of preferred stock and unless otherwise required by law or resolution of our board of directors, vacancies on the board of directors arising through death, resignation, retirement, disqualification or removal, an increase in the number of directors or otherwise may be filled by a majority of the directors then in office, though less than a quorum.

•        Preferred Stock — Our Articles of Incorporation, allows us to issue up to 100,000,000 shares of preferred stock. The undesignated preferred stock may have rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of common stock. In some circumstances, this issuance could have the effect of decreasing the market price of the common stock as well as having an anti-takeover effect.

•        Authorized but Unissued Shares — Our board of directors may cause us to issue our authorized but unissued shares of common stock in the future without stockholders’ approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

•        Action by Written Consent — Any action required or permitted to be taken by our common stockholders may be effected by written consent of the stockholders having not less than the minimum percentage of the vote required by the NRS for the proposed corporate action.

Warrants and Options

As of the date of this offering, we have no outstanding options or warrants.

Limitations on Liability and Indemnification of Officers and Directors

As authorized by Section 78.751 of the NRS, we may indemnify our officers and directors against expenses incurred by such persons in connection with any threatened, pending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative, involving such persons in their capacities as officers and directors, so long as such persons acted in good faith and in a manner which they reasonably believed to be in our best interests. If the legal proceeding, however, is by or in our right, the director or officer may not be indemnified in respect of any claim, issue, or matter as to which he is adjudged to be liable for negligence or misconduct in the performance of his duty to us unless a court determines otherwise.

Under Nevada law, corporations may also purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director or officer (or is serving at our request as a director or officer of another corporation) for any liability asserted against such person and any expenses incurred by him in his capacity as a director or officer. These financial arrangements may include trust funds, self-insurance programs, guarantees, and insurance policies.

Additionally, our Bylaws state that we shall indemnify every (i) present or former director, advisory director, or officer of us, (ii) any person who while serving in any of the capacities referred to in clause (i) served at our request as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, and (iii) any person nominated or designated by (or pursuant to authority granted by) the board of directors or any committee thereof to serve in any of the capacities referred to in clauses (i) or (ii) (each an “Indemnitee”).

Our Bylaws provide that we shall indemnify an Indemnitee against all judgments, penalties (including excise and similar taxes), fines, amounts paid in settlement, and reasonable expenses actually incurred by the Indemnitee in connection with any proceeding in which he was, is, or is threatened to be named as a defendant or respondent, or in which he was or is a witness without being named a defendant or respondent, by reason, in whole or in part, of his serving or having served, or having been nominated or designated to serve, if it is determined that the Indemnitee (a) conducted himself in good faith, (b) reasonably believed, in the case of conduct in his official capacity, that his conduct was in our best interests and, in all other cases, that his conduct was at least not opposed to our best interests, and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful; provided, however, that in the event that an Indemnitee is found liable to us or is found liable on the basis that personal benefit was improperly received by the Indemnitee, the indemnification (i) is limited to reasonable expenses actually incurred by the Indemnitee in connection with the proceeding and (ii) shall not be made in respect of any proceeding in which the Indemnitee shall have been found liable for willful or intentional misconduct in the performance of his duty to us.

Except as provided above, the Bylaws provide that no indemnification shall be made in respect to any proceeding in which such Indemnitee has been (a) found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the Indemnitee’s official capacity, or (b) found liable to us. The termination of any proceeding by judgment, order, settlement, or conviction, or on a plea of nolo contendere or its equivalent, is not of itself determinative that the Indemnitee did not meet the requirements set forth in clauses (a) or (b) above. An Indemnitee shall be deemed to have been found liable in respect of any claim, issue, or matter only after the Indemnitee shall have been so adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom. Reasonable expenses shall include, without limitation, all court costs and all fees and disbursements of attorneys’ fees for the Indemnitee. The indemnification provided shall be applicable whether or not negligence or gross negligence of the Indemnitee is alleged or proven.

In addition, we plan to enter into indemnification agreements with directors, officers, and some employees containing provisions that are in some respects broader than the specific indemnification provisions contained in the NRS. The indemnification agreements will require our Company, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Neither our Bylaws nor our Articles of Incorporation include any specific indemnification provisions for our officers or directors against liability under the Securities Act. Additionally, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Listing

We plan to apply to list our common stock for trading on Nasdaq under the symbol “[    ],” which listing is a condition to this offering. However, no assurance can be given that our application will be approved and that our common stock will ever be listed on Nasdaq. If our application is not approved by Nasdaq, we will not be able to consummate the offering and will terminate the offering.

Transfer Agent

The transfer agent for our common stock is [            ] at [            ].

Shares Eligible for Future Sale

Future sales of substantial amounts of common stock in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. We are unable to estimate the number of shares of common stock that may be sold in the future.

Prior to this offering, there has been no active market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time.

Upon completion of this offering, assuming an offering size of [    ] shares of common stock and an initial public offering price equal to $[    ] (the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus), we will have outstanding an aggregate of [    ] shares of common stock. Of these outstanding shares of common stock, the [    ] shares of common stock sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by any of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining [    ] shares of common stock are “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act, as described below. As a result of the contractual six-month lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
[ ]	On the date of this prospectus.
[ ]	At 90 days from the date of this prospectus.
[ ]	At or after six months* from the date of this prospectus

____________

*        This six-months period corresponds to the end of the lock-up period described below under “Underwriting.”

Rule 144

In general, under Rule 144, beginning 90 days after this offering, a person, or persons whose shares are aggregated, other than any affiliate of ours, who owns shares that were purchased from us or any affiliate of ours at least six months previously, is entitled to sell such shares as long as current public information about us is available. In addition, our affiliates who own shares that were purchased from us or any affiliate of ours at least six months previously are entitled to sell within any three-month period a number of shares that does not exceed the greater of

(i)     one percent of our then-outstanding shares of common stock, which will equal approximately [    ] shares immediately after this offering, and

(ii)    the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice of the sale on Form 144, or, if no such notice is required, the date of the receipt of the order to execute the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions, notice requirements in specified circumstances and the availability of current public information about us.

Furthermore, under Rule 144, a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 that were purchased from us, or any affiliate, at least one year previously, would be entitled to sell shares under Rule 144 without regard to the volume limitations, manner of sale provisions, public information requirements, or notice requirements described above.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder, and other factors.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants, or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement or other restrictions contained in Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

None of our outstanding shares of common stock were issued in consideration for compensation.

Lock-Up Agreements

See “Underwriting — Lock-Up Agreements.”

Underwriting

In connection with this offering, we expect to enter an underwriting agreement with US Tiger Securities, Inc., as the Representative of the underwriters named in this prospectus, with respect to the common stock being sold in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, the Representative will agree to purchase from us on a firm commitment basis the respective number of shares of common stock at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, and each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, at the public offering price per share less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock set forth opposite its name in the following table.

Underwriters	Number of Shares
US Tiger Securities, Inc.
Total

The underwriters are committed to purchase all common stock offered by this prospectus if they purchase any common stock. The underwriters are not obligated to purchase the common stock covered by the underwriters’ over-allotment option to purchase common stock as described below. The underwriters are offering the common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the Representative of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations between us and the Representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development, and other factors deemed relevant. The initial public offering price of our common stock in this offering does not necessarily bear any direct relationship to the assets, operations, book value, or other established criteria of value of our Company.

Over-Allotment Option

If the underwriters sell more shares of common stock than the total number set forth in the table above, we have granted to the Representative an option, exercisable one or more times in whole or in part, not later than 45 days after the date of this prospectus, to purchase up to [    ] additional shares of common stock at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, constituting 15% of the total number of shares of common stock to be offered in this offering (excluding shares subject to this option). The Representative may exercise this option solely for the purpose of covering over-allotments in connection with this offering. Any shares of common stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares of common stock that are the subject of this offering. If this option is exercised in full, the total proceeds to us will be $[    ] before deduction of underwriting discounts, non-accountable expense allowance, and estimated offering expenses.

Underwriting Discounts; Expenses

The following table summarizes the public offering price and the underwriting discounts payable to the underwriters by us in connection with this offering (assuming both the exercise in full and non-exercise of the over-allotment option that we have granted to the Representative):

	Per Share		Total
	Without Over-Allotment	With Over-Allotment	Without Over-Allotment	With Over-Allotment
Public offering price	$	$	$	$
Underwriting discount payable by us	$	$	$	$
Proceeds, before expenses, to us	$	$	$	$

We have agreed to pay the underwriters the following: (i) a non-accountable expense allowance equal to 0.5% of the gross proceeds for expenses in connection with this offering; (ii) a discount of 6.5% of the shares of common stock at the initial public offering and the over-allotment shares; and (iii) a reasonable accountable expense reimbursement of up to $170,000 for out-of-pocket expenses incurred in connection with this offering. The Representative’s out-of-pocket expenses include, but are not limited to: road show, diligence, and legal fees. As of the date of this prospectus, we have paid the Representative an advance of $30,000, which will be applied against any out-of-pocket accountable expenses. Such advance payments will be returned to us to the extent any portion of the advance is not actually incurred, in accordance with FINRA Rule 5110(g)(4)(A).

Indemnification

We have agreed to indemnify the Representative and the other underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the Representative and the other underwriters may be required to make for these liabilities.

Right of Participation

The Company granted the Representative the right to participate as an investment banker, joint book-runner and/or joint placement agent, for every future public offering, including all equity linked financings for a period of 12 months following the closing of this offering.

Lock-Up Agreements

We have agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, any of our common stock, or any securities convertible into or exchangeable or exercisable for our common stock, for a period of six months from the closing of this offering.

Our directors, executive officers, and principal stockholders (defined as owners of 5% or more of our common stock) have agreed, subject to certain exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities for a period of six months from the closing of this offering, without the prior written consent of the Representative.

The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lockup agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Electronic Offer, Sale, and Distribution of Common Stock

A prospectus in electronic format may be made available on the websites maintained by the Representative. In addition, shares of common stock may be sold by the Representative to securities dealers who resell our common stock to online brokerage account holders. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by the Representative is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Representative in its capacity as Representative and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or our common stock, where action for that purpose is required. Accordingly, our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with our common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful. In particular, our common stock has not been qualified for distribution by prospectus in Canada and may not be offered or sold in Canada during the course of their distribution hereunder except pursuant to a Canadian prospectus or prospectus exemption.

Certain Relationships

From time to time, the underwriters and/or their affiliates have provided, and may in the future provide, various investment banking and other financial services for us for which services it has received and, may in the future receive, customary fees.

Except for the services provided in connection with this offering, the underwriters have not provided any investment banking or other financial services during the 180-day period preceding the date of this prospectus.

Listing

In connection with this offering, we plan to apply to have our common stock listed for trading on Nasdaq under the symbol “[    ].” There is no assurance, however, that our common stock will be listed for trading on Nasdaq or any other national securities exchange. The listing of our common stock on Nasdaq is a required condition to the closing of this offering.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Price Stabilization, Short Positions, and Penalty Bids

Until the distribution of the common stock offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our common stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain, or otherwise affect the price of our common stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions, and penalty bids in accordance with Regulation M.

•        Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•        Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

•        Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

•        A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the common stock originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or delaying a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our common stock. These transactions may occur on Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Legal Matters

We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters as to United States federal securities and New York State law. The validity of the common stock offered in this offering will be passed upon for us also by Hunter Taubman Fischer & Li LLC. VCL Law LLP is acting as counsel to the underwriters in connection with this offering.

Experts

The financial statements for the fiscal years ended September 30, 2024 and 2023, included in this prospectus have been so included in reliance on the report of WWC, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of WWC, P.C. is located at 2010 Pioneer Ct, San Mateo, CA 94403.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 (File No. 333-[    ]) under the Securities Act, with respect to the securities offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules, and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read registration statements and certain other filings made with the SEC electronically are publicly available through the SEC’s website at https://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC. If you do not have internet access, requests for copies of such documents should be directed to the Company’s Chief Executive Officer, at Farlong Holding Corporation, 4010 Valley Blvd, Suite 101, Walnut, California 91789.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements, and other information with the SEC. You will be able to inspect and copy such periodic reports, proxy statements, and other information at the SEC’s public reference room, and the website of the SEC referred to above.

Index to Financial Statements

Audited Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:

The Board of Directors and Stockholders of
Farlong Holding Corporation and its subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Farlong Holding Corporation and its subsidiary (collectively the “Company”) as of September 30, 2024 and 2023, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended September 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has experienced recurring losses from operations and negative cash flows from operating activities during the year ended September 30, 2024. The Company also reported an accumulated deficit and relied on debt financing from related parties. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

WWC, P.C.
Certified Public Accountants
PCAOB ID: 1171

We have served as the Company’s auditor since October 2023.

San Mateo, CA
May 02, 2025

FARLONG HOLDING CORPORATION
CONSOLIDATED BALANCE SHEETS
(Audited)

	September 30, 2024	September 30, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalent	$1,339,922	$2,373,690
Accounts receivable, net	56,470	20,390
Inventory	914,202	263,895
Prepayments and other current assets	32,957	18,182
Total Current Assets	2,343,551	2,676,157

NON-CURRENT ASSETS
Operating lease right-of-use asset	722,156	705,614
Financing lease right-of-use asset	4,212	14,322
Property and equipment, net	112,907	32,660
Deferred offering costs	58,491	50,000
Rent deposit – related party	19,500	19,500
Rent deposit	6,511	—
Total Assets	$3,267,328	$3,498,253

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$306,378	$315,014
Accounts payable – related party	758,760	75,741
Other payables	114,933	73,659
Other payables – related party	3,904	—
Contract liabilities	97	3,287
Operating lease liabilities – current	182,332	108,673
Financing lease liabilities – current	4,608	10,676
Total Current Liabilities	1,371,012	587,050

NON-CURRENT LIABILITIES
Long-term loan – related party	1,000,000	—
Operating lease liabilities – non-current	543,995	598,312
Financing lease liabilities – non-current	—	4,608
Total Liabilities	2,915,007	1,189,970

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Preferred stock ($0.0001 par value, 100,000,000 shares authorized, none issued and outstanding at September 30, 2024 and 2023)	—	—
Common stock ($0.0001 par value, 400,000,000 shares authorized, 40,000,000 shares issued and outstanding at September 30, 2024 and 2023)*	4,000	4,000
Additional paid-in capital	4,432,507	4,432,507
Accumulated deficit	(4,084,186)	(2,128,224)
Total Stockholders’ Equity	352,321	2,308,283
Total Liabilities and Stockholders’ Equity	$3,267,328	$3,498,253

____________

*        Share and per share data are presented on a retroactive basis to reflect recapitalization of entities under common control on December 27, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

FARLONG HOLDING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Audited)

	For the Fiscal Year Ended
	September 30, 2024	September 30, 2023
REVENUE	$765,509	$613,919
COST OF REVENUE	296,114	180,537
GROSS PROFIT	469,395	433,382

OPERATING EXPENSES:
Selling expenses	159,553	215,185
General and administrative expenses	2,287,093	1,234,873
Total operating expenses	2,446,646	1,450,058

LOSS FROM OPERATIONS	(1,977,251)	(1,016,676)

OTHER INCOME (EXPENSE), NET
Investment gain from marketable securities	—	187,345
Gain from sale/equity income of investment in unconsolidated entities	—	298,177
Impairment of investment in unconsolidated entities	—	(135,000)
Dividend income	4,270	109,463
Other income, net	17,019	21,015
Total other income, net	21,289	481,000

LOSS BEFORE INCOME TAXES	(1,955,962)	(535,676)
PROVISION FOR INCOME TAXES	—	254,847
NET LOSS	$(1,955,962)	$(790,523)

WEIGHTED AVERAGE NUMBER OF COMMON STOCK*
Basic and diluted	40,000,000	131,780,822

LOSS PER SHARE
Basic and diluted	$(0.05)	$(0.01)

____________

*        Share and per share data are presented on a retroactive basis to reflect recapitalization of entities under common control on December 27, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

FARLONG HOLDING CORPORATION
CONSOLIDATED STATEMENTS OF CHANGE IN STOCKHOLDERS’ EQUITY
(Audited)

	Preferred stock		Common stock		Additional paid in capital	Accumulated deficit	Total stockholders’ equity
	Shares	Amount	Shares*	Amount
BALANCE, September 30, 2022	—	$—	140,000,000	$14,000	$5,986,000	$(1,337,701)	$4,662,299
Repurchase of common stock	—	—	(100,000,000)	(10,000)	(1,553,493)	—	(1,563,493)
Net loss	—	—	—	—	—	(790,523)	(790,523)
BALANCE, September 30, 2023	—	$—	40,000,000	$4,000	$4,432,507	$(2,128,224)	$2,308,283
Net loss	—	—	—	—	—	(1,955,962)	(1,955,962)
BALANCE, September 30, 2024	—	$—	40,000,000	$4,000	$4,432,507	$(4,084,186)	$352,321

____________

*        Share and per share data are presented on a retroactive basis to reflect recapitalization of entities under common control on December 27, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

FARLONG HOLDING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Audited)

	For the Fiscal Year Ended September 30, 2024	For the Fiscal Year Ended September 30, 2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,955,962)	$(790,523)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	17,569	28,847
(Recovery from) provision for credit losses	(14,634)	2,907
Noncash operating lease expense	177,150	14,370
Noncash finance lease expense	10,110	10,110
Impairment of inventory	26,878	31,362
Investment gain from marketable securities	—	(187,345)
Gain from sale of investment in unconsolidated entities	—	(290,931)
Impairment of investment in unconsolidated entities	—	135,000
(Gain) loss on disposal of equipment	(1,408)	1,583
Dividend income	—	(40,737)
Deferred tax expenses	—	240,077
Other	—	2,023
Change in operating assets and liabilities
Accounts receivable	(21,447)	1,174
Accounts receivable – related parties	—	7,384
Inventory	(677,184)	(114,295)
Prepayments and other current assets	(14,776)	43,187
Rent deposit	(6,511)	(19,500)
Accounts payable	(8,636)	40,260
Accounts payable – related party	683,019	—
Other payables	41,275	27,276
Other payables – related parties	3,904	—
Deferred income – Contract liabilities	(3,190)	(4,228)
Operating lease liabilities	(174,349)	(13,000)
Net cash used in operating activities	(1,918,192)	(874,999)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(121,409)	(22,120)
Purchase of marketable securities	—	(67,980)
Proceeds from sales of equipment	25,000	—
Proceeds from sale of marketable securities	—	2,757,114
Proceeds from sale of investment in unconsolidated entities	—	540,000
Net cash (used in) provided by investing activities	(96,409)	3,207,014

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of deferred offering costs	(8,491)	(50,000)
Payment of finance lease liabilities	(10,676)	(10,155)
Long-term loan borrowing from related parties	1,000,000	—
Net cash provided by (used in) financing activities	980,833	(60,155)

Net (decrease) increase in cash and cash equivalent	(1,033,768)	2,271,860
Cash and cash equivalent, beginning of year	2,373,690	101,830
Cash and cash equivalent, end of year	$1,339,922	$2,373,690

FARLONG HOLDING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Audited)

	For the Fiscal Year Ended September 30, 2024	For the Fiscal Year Ended September 30, 2023
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$15,570	$1,359
Cash paid for amounts included in the measurement of lease liabilities	$220,290	$24,245
Cash paid for interest of financing lease	$523	$1,043

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:
Right of use assets acquired under new operating leases	$193,691	$719,984
Lease modification impact on right of use assets and liabilities	$15,070	$—
Repurchase of common stock	$—	$1,563,493

The accompanying notes are an integral part of these consolidated financial statements.

Farlong Holding Corporation
Notes to Consolidated Financial Statements
September 30, 2024 and 2023

Note 1 — Nature of business and organization

Farlong Holding Corporation (“Farlong”), is a holding company incorporated on October 26, 2023 in Nevada. Farlong has no substantial operations other than holding all of the outstanding share capital of its subsidiary, Longstar Healthpro, Inc. (“Longstar”). Longstar was incorporated on November 22, 1999 in California. Farlong, through its subsidiary Longstar (the “Company”), is a health dietary supplements company engaged in the sales of dietary supplements, encompassing vitamins, minerals, and herbal products through various sales arrangements.

On December 27, 2023, Farlong completed a reorganization through entering into a Share Exchange Agreement with the then sole stockholder of Longstar, Ms. Karin Mei Huang, resulting in Ms. Karin Mei Huang becoming the 100% stockholder of Farlong and Farlong becoming the 100% stockholder of Longstar.

Before and after the reorganization, Farlong, together with its subsidiary, is effectively controlled by the same stockholder, Ms. Karin Mei Huang, and therefore the reorganization is accounted as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. Accordingly, for accounting purposes the combination was treated as the equivalent of Longstar issuing shares for the net assets of Farlong. The consolidation of Farlong and its subsidiary has been accounted for at historical cost and prepared on the basis as if the aforementioned transaction had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

Note 2 — Basis of presentation and summary of significant accounting policies

Going concern

In assessing liquidity, the Company monitors and analyzes cash on-hand and operating expenditure commitments. The Company’s liquidity needs are to meet working capital requirements and operating expense obligations. To date, the Company has financed its operations primarily through cash flows from operations and debt financing from related parties. As of September 30, 2024 and 2023, the Company had approximately $1.3 million and $2.4 million in cash, respectively, which primarily consists of bank deposits, which are unrestricted as to withdrawal and use. The Company’s working capital was approximately $1.0 million and $2.1 million as of September 30, 2024 and 2023. The Company’s accumulated deficit and negative operating cashflow for the year September 30, 2024 amounted to $4,084,186 and $1,918,192, respectively.

Subsequent to September 30, 2024, the Company obtained a $1.6 million long-term loan for liquidity. See Note 14 for further details.

The Company has experienced recurring losses from operations and negative cash flows from operating activities since 2022. In addition, the Company had, and may potentially continue to have, an ongoing need to raise additional cash from outside sources to fund its expansion plan and related operations. Successful transition to attaining profitable operations is dependent upon achieving a level of revenue adequate to support the Company’s cost structure. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these consolidated financial statements are issued.

If the Company is unable to realize its assets within the normal operating cycle of a 12-month period, the Company may have to consider certain cost cutting measure to reduce its operating costs. The Company may also consider supplementing its available sources of funds through additional debt and equity financing.

The Company can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to the Company, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Company and it would materially adversely affect its ability to continue as a going concern.

Farlong Holding Corporation
Notes to Consolidated Financial Statements
September 30, 2024 and 2023

Note 2 — Basis of presentation and summary of significant accounting policies (cont.)

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

Basis of presentation

The accompanying financial statements have been prepared in accordance with the generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities Exchange Commission (the “SEC”). The Company’s fiscal year end date is September 30.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary. All transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the periods presented. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents consist of amounts held as cash on hand and bank deposits.

From time to time, the Company may maintain bank balances in interest bearing accounts in excess of the $250,000 currently insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses with respect to cash. As of September 30, 2024 and 2023, $1,069,661 and $2,102,356 were subject to credit risk, respectively. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Marketable Securities

Marketable securities are classified as trading and are carried at fair value. The Company’s marketable securities consist of equity securities and highly liquid mutual funds which are valued at quoted market prices. As of September 30, 2024 and 2023, marketable securities of the Company was nil. For the fiscal years ended September 30, 2024 and 2023, investment gain from the marketable securities was $0 and $187,345, respectively. For the fiscal years ended September 30, 2024 and 2023, dividend income from the marketable securities was $4,270 and $67,404, respectively.

Accounts receivable, net

Starting from October 1, 2022, the Company adopted ASU No.2016-13 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”). The Company used a modified retrospective approach, and the adoption does not have an impact on its consolidated financial statements. During the ordinary course of business, the Company extends unsecured credit to its customers. Accounts receivable are stated at the amount the Company expects to collect from customers. An allowance for expected credit loss is recorded in the period in which loss is determined to be probable based on lifetime expected losses considering historical, current, and forecasted conditions. Amounts deemed uncollectible are written off against the allowance after all collection efforts have ceased.

Farlong Holding Corporation
Notes to Consolidated Financial Statements
September 30, 2024 and 2023

Note 2 — Basis of presentation and summary of significant accounting policies (cont.)

Inventory

Inventory consists of finished goods ready for sale and is stated at the lower of cost or net realizable value. The Company values its inventory using the first in first out costing method. The Company’s policy is to include as a part of cost of goods sold any freight incurred to ship the product from its vendors to warehouses. The Company regularly reviews inventory and considers forecasts of future demand, market conditions and product obsolescence.

If the estimated net realizable value of the inventory is less than cost, the Company makes provisions in order to reduce its carrying value to its estimated net realizable value. The Company also reviews inventory for slow moving inventory and obsolescence and records impairment for obsolescence. For the fiscal years ended September 30, 2024 and 2023, impairment loss on inventories were $26,878 and $31,362, respectively.

Prepayments and other current assets

Prepaid expenses and other current assets primarily include prepaid expenses paid to third-party services, receivables from governmental agencies, and prepaid rent.

Investment in unconsolidated entities

Equity investments in unconsolidated private companies that do not have readily determinable fair value and for which the Company does not have the ability to exercise significant influence are accounted for at cost, with adjustments for observable changes in prices or impairments, and are classified as non-current assets on the Company’s consolidated balance sheets with adjustments recognized in “Other income (expense)” on the Company’s consolidated statements of operations. Each reporting period, the Company performs a qualitative assessment to evaluate whether the investment is impaired. The Company’s assessment includes a review of recent operating results and trends, recent sales or acquisitions of the investee securities, and other publicly available data. If the investment is determined to be impaired, the carrying value is written down to its estimated fair value.

Equity investments in unconsolidated private companies that do not have readily determinable fair value and for which the Company has the ability to exercise significant influence, but not control over an investee, are accounted for using the equity method. Equity method investments are measured at cost minus impairment, if any, plus or minus the Company’s proportionate share of equity method investee income or loss. Equity-method investments are classified as non-current assets on the Company’s consolidated balance sheets. Realized and unrealized gains or losses resulting from changes in fair value or the sale of the Company’s equity-method investments are recorded in “Other income (expense)” on its consolidated statements of operations. Each reporting period, the Company performs an assessment to evaluate whether the investment is impaired. If the investment is determined to be impaired on an other-than-temporary basis, which considers the severity and duration of a decline in fair value below cost and the Company’s ability and intent to hold the investment for a sufficient period of time to allow for recovery, the carrying value is written down to its estimated fair value.

Property and equipment

Property and equipment are stated at historical cost. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method over the useful lives of the assets are as follows:

Useful Life
Automobiles	5 years
Furniture and fixtures	8 years
Computers	4 years

Farlong Holding Corporation
Notes to Consolidated Financial Statements
September 30, 2024 and 2023

Note 2 — Basis of presentation and summary of significant accounting policies (cont.)

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the combined statements of operations. Expenditures for maintenance and repairs are expensed as incurred, while additions, renewals, and betterments, which are expected to extend the useful life of assets, are capitalized.

Deferred offering costs

Deferred offering costs consist primarily of expenses paid to attorneys, consultants, underwriters, etc. related to the initial public offering. The balance will be offset with the proceeds received after the close of the offering.

Related party transactions

The Company adopted ASC Topic 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities, (ii) the Company’s management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities. Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

See details of related party transactions during the fiscal years ended September 30, 2024 and 2023 and balances as of September 30, 2024 and 2023 in Note 8.

Impairment for long-lived assets

Long-lived assets, representing property and equipment with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell. If an impairment is identified, The Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of September 30, 2024 and 2023, no impairment of long-lived assets was recognized.

Fair value measurement

The Company adopted ASC Topic 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and expands financial statement disclosure requirements for fair value measurements.

Farlong Holding Corporation
Notes to Consolidated Financial Statements
September 30, 2024 and 2023

Note 2 — Basis of presentation and summary of significant accounting policies (cont.)

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2

inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3

inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company measures fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

There were no assets or liabilities measured at fair value on a nonrecurring basis during the fiscal years ended September 30, 2024 and 2023.

Fair values of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable and other current assets, accounts payable, and other payables. The Company considers the carrying amount of short-term financial instrument to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization. The Company’s long-term loan — related party, and lease payable approximated the carrying amount as its interest rate is considered as approximate to the current rate for comparable loans and leases, respectively.

Fair value disclosure:

		As of September 30, 2023 Fair Value
	Cost	Level 1	Level 2	Level 3
Investment in Welleum, Inc. (“Welleum”)	$135,000	$—	$—	$—

The following is a reconciliation of beginning and ending balance of investment in Welleum measured at fair value on a recurring basis for the fiscal years ended September 30, 2024 and 2023:

Investment in Welleum
Beginning balance as of October 1, 2022	$135,000
Change in fair value	(135,000)
Balance as of September 30, 2023	$—
Change in fair value	—
Balance as of September 30, 2024	$—

Farlong Holding Corporation
Notes to Consolidated Financial Statements
September 30, 2024 and 2023

Note 2 — Basis of presentation and summary of significant accounting policies (cont.)

Asset transfer for entities under common control

In accordance with ASC 805-50-25-2, for transfer of assets between entities under common control, the Company derecognizes the assets and liabilities transferred at their carrying amounts at the date of transfer.

The Company considered common control exists between (or among) separate entities in the following situations:

•        An individual or enterprise holds more than 50% of the voting ownership interest of each entity;

•        A group of shareholders holds more than 50% of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists; or

•        Immediate family members hold more than 50% of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert).

Revenue recognition

The Company follows ASC 606 Revenue Recognition and recognizes revenue from product sales revenue, net of promotional discounts and return allowances, when the following revenue recognition criteria are met: a contract has been identified, separate performance obligations are identified, the transaction price is determined, the transaction price is allocated to separate performance obligations, and revenue is recognized upon satisfying each performance obligation.

The Company’s contracts with customers where the amounts charged per product is fixed and determinable, the specific terms of the contracts were agreed on including payment terms which are typically 30 days for wholesale customers while retail customers are charged upon delivery on products. The Company has one performance obligation, which is to deliver products to customers. The Company transfers the risk of loss or damage upon delivery or customer pick up. Therefore, revenue from product sales is recognized at a point in time when control of products is transferred to customers and the Company has no further obligation to provide services related to such product. Consideration is reduced by sales discounts and return allowances which are recorded in the period in which the related sale is recognized. The Company provides a seven-day return policy and a limited warranty on its products. Return and warranty allowances are based on the Company’s best estimate of expected product returns using historical experience, which has been immaterial to the Company. At times, the Company may charge customers shipping and handling for delivery of products. Since control of goods does not transfer to the customer before shipment, shipping is not a promised service to the Company and is not considered a separate performance obligation. Any fee charged for shipping would be included in the transaction price for the good.

The Company evaluates the criteria of ASC 606 — Revenue Recognition Principal Agent Considerations in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. The Company concluded when it is primarily responsible for fulfilling the promise to deliver products and the Company is subject to inventory risk before control of the good or service has been transferred to a customer and the Company has discretion in establishing the price, revenue is recorded at gross. If the Company act as an agent to facilitate certain sales through third-party providers where the Company does not control the products, the Company records revenue at net.

Farlong Holding Corporation
Notes to Consolidated Financial Statements
September 30, 2024 and 2023

Note 2 — Basis of presentation and summary of significant accounting policies (cont.)

The Company disaggregates its revenue into the following:

	For the fiscal year ended September 30, 2024	For the fiscal year ended September 30, 2023
Wholesale – gross	$620,271	$435,464
Wholesale – net	38,334	—
Retail – gross	106,904	178,455
Total Revenue	$765,509	$613,919

Shipping and handling fees

Shipping and handling fees associated with outbound freight are expensed as incurred and included in operating expenses.

Contract liabilities — deferred revenue

Contract liabilities — deferred revenue represents cash payment received from customers in advance of the Company satisfying performance obligations under contractual arrangements, including those with performance obligations to be satisfied over a period and point in time. Contract liabilities — deferred revenue is derecognized when or as revenue is recognized. Due to the generally short-term duration of the relevant contracts, all the performance obligations are expected to be satisfied within one year and are classified as current liabilities.

Movements of contract liabilities — deferred revenue are as follows:

	As of September 30, 2024	As of September 30, 2023
Beginning balance	$3,287	$7,515
Prepayments from customers	97	2,940
Recognized as revenue	(3,287)	(7,168)
Ending balance	$97	$3,287

Advertising costs

Advertising is mainly through online and offline promotion activities. Advertising costs amounted to $21,976 and $84,603 for the fiscal years ended September 30, 2024 and 2023, respectively.

Cost of revenue

Cost of revenue mainly consist of costs for purchases of products, inbound freight, and duty.

Leases

The Company follows ASC 842 — Leases (“ASC 842”), which requires lessees to record right-of-use (“ROU”) assets and related lease obligations on the balance sheet, as well as disclose key information regarding leasing arrangements. If any of the following criteria are met, the Company classifies the lease as a finance lease:

•        The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

•        The lease grants the lessee an option to purchase the underlying asset that the Company is reasonably certain to exercise;

Farlong Holding Corporation
Notes to Consolidated Financial Statements
September 30, 2024 and 2023

Note 2 — Basis of presentation and summary of significant accounting policies (cont.)

•        The lease term is for 75% or more of the remaining economic life of the underlying asset, unless the commencement date falls within the last 25% of the economic life of the underlying asset;

•        The present value of the sum of the lease payments equals or exceeds 90% of the fair value of the underlying asset; or

•        The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Leases that do not meet any of the above criteria are accounted for as operating leases.

Finance and operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its finance or operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, and therefore operating lease ROU assets and liabilities do not include leases with a lease term of 12 months or less. Its leases generally do not provide a residual guarantee.

The finance or operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term for operating leases. Meanwhile, the Company recognizes the finance leases ROU assets and interest on an amortized cost basis. The amortization of finance ROU assets is recognized on an accretion basis as amortization expense, while the lease liability is increased to reflect interest on the liability and decreased to reflect the lease payments made during the period. Interest expense on the lease liability is determined each period during the lease term as the amount that results in a constant periodic interest rate of the asset on the remaining balance of the liability.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and includes the associated operating lease payments in the undiscounted future pre-tax cash flows. For the fiscal years ended September 30, 2024 and 2023, the Company did not recognize impairment loss on its finance and operating lease ROU assets.

Income taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their perspective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Farlong Holding Corporation
Notes to Consolidated Financial Statements
September 30, 2024 and 2023

Note 2 — Basis of presentation and summary of significant accounting policies (cont.)

As a result of the implementation of certain provisions of ASC 740, Income Taxes (“ASC 740”), which clarifies the accounting and disclosure for uncertainty in tax position, as defined, ASC 740 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. The Company follows the provisions of ASC 740 and has analyzed filing positions in each of the federal and state jurisdictions where the Company is required to file income tax returns, as well as open tax years in such jurisdictions. The Company has identified the U.S. federal jurisdiction, and the State of California, as its “major” tax jurisdictions.

The Company believes that its income tax filing positions and deductions will be sustained on audit and do not anticipate any adjustments that will result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to ASC 740. The Company’s policy for recording interest and penalties associated with income-based tax audits is to record such items as a component of income taxes.

Commitments and Contingencies

In the ordinary course of business, the Company is subject to certain contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and specific facts and circumstances of each matter.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share.” ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income attributable to the Company divided by the weighted average common stock outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential common stock (for instance, convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential shares of common stock that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the fiscal years ended September 30, 2024 and 2023, there were no dilutive shares.

Segment

The Company follows ASC 280, Segment Reporting. The Company’s Chief Executive Officer reviews the results of operations when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are all located in California, United States, and substantially all of the Company’s revenue is derived from within the U.S. Therefore, no geographical segments are presented.

Recently issued accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, which is an update to Topic 280, Segment Reporting: Improvements to reportable Segment Disclosures (“ASU 2023-07”), which enhances the disclosure required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. ASU 2023-07 was effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07, which was applied retrospectively to all prior periods presented. Refer to Note 14 herein for further details regarding this adoption.

Farlong Holding Corporation
Notes to Consolidated Financial Statements
September 30, 2024 and 2023

Note 2 — Basis of presentation and summary of significant accounting policies (cont.)

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign), and (3) income tax expense or benefit from continuing operations (separated by federal, state and, foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state, and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and statements of cash flows.

Note 3 — Accounts receivable, net

Accounts receivable consisted of the following as of the date indicated:

	As of September 30, 2024	As of September 30, 2023
Accounts receivable	$57,939	$38,229
Less: allowance for credit losses	(1,469)	(17,839)
Total accounts receivable, net	$56,470	$20,390

Movement of allowance:

Movements of allowance for credit losses consisted of the following as of the date indicated:

	As of September 30, 2024	As of September 30, 2023
Beginning balance	$17,839	$19,020
(Recovery) Addition	(14,634)	2,907
Write-off	(1,736)	(4,088)
Ending balance	$1,469	$17,839

Note 4 — Inventory

Inventory consisted of the following as of the date indicated:

	As of September 30, 2024	As of September 30, 2023
Finished goods – Powder	$197,806	$69,227
Finished goods – Health supplements	716,396	194,668
Total Inventory	$914,202	$263,895

The impairment of inventory was $26,878 and $31,362 for the fiscal years ended September 30, 2024 and 2023, respectively.

Farlong Holding Corporation
Notes to Consolidated Financial Statements
September 30, 2024 and 2023

Note 5 — Property and equipment, net

Property and equipment, net consisted of the following:

	As of September 30, 2024	As of September 30, 2023
Automobile	$121,409	$39,720
Furniture and fixture	28,900	28,900
Subtotal	150,309	68,620
Less: accumulated depreciation	(37,402)	(35,960)
Total	$112,907	$32,660

Depreciation expenses for the fiscal years ended September 30, 2024 and 2023 amounted to $17,569 and $28,847, respectively. The gain on trade in automobile of for the fiscal year ended September 30, 2024 amounted to $1,408 and the loss on disposal of equipment for the fiscal year ended September 30, 2023 amounted to $1,583.

Note 6 — Investment in unconsolidated entities

On September 8, 2016, Longstar entered into an investor agreement with TCM Zone, LLC (“TCM”), a Delaware limited liability company. Pursuant to this agreement, the Company acquired 125,000 shares of TCM, representing a 20% stake in TCM’s outstanding shares, for a total consideration of $400,000.

Investment income from TCM amounted to $0 and $7,246 for the fiscal years ended September 30, 2024 and 2023, respectively. The Company received cash from TCM of $0 and $9,269 for the fiscal years ended September 30, 2024 and 2023, respectively.

On July 21, 2023, Longstar, TCM, and TCM’s members executed a membership interest purchase agreement with Welleum, resulting in Welleum acquiring TCM for a total consideration of $4,700,000. The payment received by the Company from Welleum amounted to $540,000, representing 20% of the total consideration ($2,700,000), and this payment was received on July 25, 2023. Following the sale of TCM membership to Welleum, the Company now holds 306,818 shares of Welleum, with a corresponding market value of $135,000, which presents a 3% ownership in Welleum. The Company is also entitled to certain earn-out payments that are contingent upon a specific condition tied to Welleum’s profit after three years. No contingent gain was recorded for the fiscal year ended September 30, 2023. The Company performed a qualitative assessment to evaluate the investment and determined to record impairment loss of $135,000.

The transaction resulted in a gain from sale of TCM as follows.

For the year ended September 30, 2023
Consideration received	$540,000
Carrying value of TCM	(384,069)
Shares of Welleum converted	135,000
Gain on transaction	$290,931

Investment in Welleum as follows.

As of September 30, 2023
Investment in Welleum	$135,000
Impairment	(135,000)
Investment in Welleum, net	$—

Farlong Holding Corporation
Notes to Consolidated Financial Statements
September 30, 2024 and 2023

Note 6 — Investment in unconsolidated entities (cont.)

On October 14, 2017, Longstar entered into a subscription agreement with Acupuncture Corporation of America, Inc. (“ACA”), a Delaware corporation, through which the Company acquired 1,200,000 shares of ACA’s common stock for a total investment of $300,000, representing an 11.77% ownership interest at the time of acquisition. The Company received a 10% annual dividend, which was reinvested, and as of September 30, 2022, maintained its 11.77% ownership in ACA.

Subsequently, on August 31, 2023, Longstar executed a transaction with Xinjiang Lixing Investment and Management Co. (“Xinjiang Lixing”), transferring its building and investment in exchange for 100,000,000 shares of Xinjiang Lixing’s common stock (see Note 10 for detail). As of September 30, 2024 and 2023, the investment in ACA amounted to nil.

For the fiscal years ended September 30, 2024 and 2023, dividend income from ACA amounted to $0 and $40,737, respectively. Following the transfer of ownership, the Company no longer receives dividends from ACA.

Note 7 — Other payables

	As of September 30, 2024	As of September 30, 2023
Payroll liabilities	$43,862	$25,402
Accrued professional fees	20,000	2,393
Payables to third-party vendors or service providers for administrative activities	35,304	829
Credit card payable	2,295	16,691
Sales tax payable	13,472	28,344
Total other payables	$114,933	$73,659

Note 8 — Related party transactions

Related parties list

Name of Related Party	Relationship
Karin Mei Huang(3)(4)	Stockholder of the Company
Kunming Aoqun Biotech Co., Ltd.(2)(5)	Director of this entity is a family member of the stockholder of the Company
Lipin Zeng(8)	Former stockholder, spouse of stockholder
Lihua Zeng(8)	Family member of former stockholder
Longstar Healthpro Manufacturing Inc(1)(6)	Xinjiang Lixing, the former stockholder of the Company, is the major stockholder of this entity
Xinjiang Lixing(7)	Former stockholder of the Company
Yunnan Notoginseng Technology Co., Ltd(8)	Stockholder of this entity is the family member of the stockholder of the Company
Yunan Panlong Yunhai Pharmaceutical Co., Ltd.(2)	Stockholder of this entity is a family member of the stockholder of the Company
Label Investment & Management, Inc.(8)	100% owned by the stockholder of the Company

Farlong Holding Corporation
Notes to Consolidated Financial Statements
September 30, 2024 and 2023

Note 8 — Related party transactions (cont.)

Related party balances

(1) Rent deposit — related party

Name of related party	Relationship	Nature	As of September 30, 2024	As of September 30, 2023
Longstar Healthpro Manufacturing Inc	Xinjiang Lixing, the former stockholder of the Company, is the major stockholder of this entity	Rent deposit	$19,500	$19,500

(2) Accounts payable — related party

Name of related party	Relationship	Nature	As of September 30, 2024	As of September 30, 2023
Yunan Panlong Yunhai Pharmaceutical Co., Ltd.	Stockholder of this entity is a family member of the stockholder of the Company	Purchase of products	$60,441	$60,441
Kunming Aoqun Biotech Co., Ltd.	Director of this entity is a family member of the stockholder of the Company	Purchase of products	698,319	15,300
Total			$758,760	$75,741

(3) Other payables — related party

Name of related party	Relationship	Nature	As of September 30, 2024	As of September 30, 2023
Karin Mei Huang	Stockholder of the Company	Accrued loan interest	$3,904	$—

(4) Long-term loan — related party

Name of related party	Relationship	Term	As of September 30, 2024	As of September 30, 2023
Karin Mei Huang	Stockholder of the Company	Interest rate of 9.5%, maturity date on September 15, 2029	$1,000,000	$—

Farlong Holding Corporation
Notes to Consolidated Financial Statements
September 30, 2024 and 2023

Note 8 — Related party transactions (cont.)

Minimum required principal payments towards the loan as of September 30, 2024 are as follows:

Twelve months ended September 30,	Repayment
2025	$—
2026	—
2027	—
2028	—
2029	1,000,000
Total	$1,000,000

Related parties’ transactions

(5) Purchase — related party

Name of Related Party	Relationship	Nature	For the fiscal year ended September 30, 2024	For the fiscal year ended September 30, 2023
Kunming Aoqun Biotech Co., Ltd.	Director of this entity is a family member of the stockholder of the Company	Purchase of products	$815,172	$—

(6) Rent expense — related party

Name of Related Party	Relationship	Nature	For the fiscal year ended September 30, 2024	For the fiscal year ended September 30, 2023
Longstar Healthpro Manufacturing Inc	Xinjiang Lixing, the former stockholder of the Company, is the major stockholder of this entity	Rent expense	$156,000	$13,000

(7) Assets transfer — related party

Assets transferred from the Company to Xinjiang Lixing, former majority stockholder, on December 31, 2022 (see Note 10 for detail).

(8) Other related parties

From time to time, the Company may have transactions with the following related parties. The Company did not have any transactions for the fiscal years ended September 30, 2024 and 2023 and had no balance with these related parties as of September 30, 2024 and 2023.

Name of Related Party	Relationship
Lipin Zeng	Former stockholder, spouse of stockholder
Lihua Zeng	Family member of former stockholder
Yunnan Notoginseng Technology Co., Ltd	Stockholder of this entity is the family member of the stockholder of the Company
Label Investment & Management, Inc.	100% owned by the stockholder of the Company

Farlong Holding Corporation
Notes to Consolidated Financial Statements
September 30, 2024 and 2023

Note 9 — Income taxes

The provision for income taxes for the fiscal years ended September 30, 2024 and 2023 consisted of the following:

	September 30, 2024	September 30, 2023
Income Tax Expense
Current tax
Federal	$—	$14,770
State	—	—
Deferred tax
Federal	—	176,477
State	—	63,600
Total	$—	$254,847

The Company is subject to U.S. federal income tax as well as income tax of state tax jurisdictions. The following is a reconciliation of income tax expenses at the effective rate to income tax at the calculated statutory rates:

	As of September 30, 2024	As of September 30, 2023
Statutory tax rate	28.0%	28.0%
Change in valuation allowance	(27.7)%	(1.8)%
Permanent difference*	(0.3)%	(73.8)%
Effective tax rate	(0.0)%	(47.6)%

____________

*        Permanent difference represents taxable capital gain on asset transfers to stockholders (see Note 10) where no gain was recognized on the Company’s financial statements due to common control transactions.

The significant components that comprised the Company’s net deferred taxes are as follows:

	As of September 30, 2024	As of September 30, 2023
Deferred tax assets
Right of use asset	$1,278	$493
Credit loss	4,400	8,495
Inventory impairment	42,110	34,589
Net operating loss	725,374	188,677
Less: valuation allowance	(773,162)	(232,254)
Total deferred tax assets	$—	$—

The Company’s cumulative net operating loss (“NOL”) of approximately $2.6 million and $0.7 million as of September 30, 2024 and 2023, respectively, was mainly from the NOL of Farlong. The Company evaluated the recoverable amounts of deferred tax assets and provided a valuation allowance to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. The Company considers both positive and negative factors when assessing the future realization of the deferred tax assets and applied weigh to the relative impact of the evidence to the extent it could be objectively verified and recorded 100% valuation allowance against its deferred tax assets as of September 30, 2024 and 2023. As of September 30, 2024 and 2023, the deferred tax assets were nil.

Farlong Holding Corporation
Notes to Consolidated Financial Statements
September 30, 2024 and 2023

Note 10 — Equity

The Company is authorized to issue 400,000,000 shares of common stock, par value $0.0001 per share, and 100,000,000 shares of preferred stock, par value $0.0001 per share.

On December 31, 2022, Longstar entered into a share repurchase agreement with Xinjiang Lixing, Longstar’s majority shareholder who owned 100,000,000 shares of Longstar’s stock. (5,000,000 shares of Longstar stock at December 31, 2022). Xinjiang Lixing is under the common control of Karin Mei Huang. Pursuant to the share repurchase agreement, Longstar agreed to repurchase 5,000,000 shares of Longstar’s common stock from Xinjiang Lixing through the following nonmonetary transactions:

1)      Transferring real property to Xinjiang Lixing with a carrying value of $979,702;

2)      Transferring 1,200,000 shares of ACA’s common stock with a carrying value of $523,890; and

3)      Other assets of $59,901.

As of September 30, 2024 and 2023, the total issued and outstanding shares of common stock of the Company was 40,000,000 shares.

On December 27, 2023, the Company entered into a Share Exchange Agreement with Longstar and its then sole stockholder, Karin Mei Huang, and issued 40,000,000 shares of common stock to Karin Mei Huang in exchange for 100% (2,000,000 shares) of the equity interest of Longstar. The transaction was accounted as a recapitalization of entities under common control. The Company’s outstanding shares has been retroactively presented to reflect the share exchange.

On May 20, 2023, Longstar and Chiwen ‘Claire’ Wang entered into a Vesting Schedule and Conditions Agreement, which was initially set to take effect on June 1, 2023. Under this agreement, Longstar granted Chiwen Claire’ Wang 10,000 shares of common stock, with a two-year vesting period.

A first amendment was signed on May 31, 2023, which modified the Vesting Schedule and Conditions Agreement as follows:

1)      The effective date of the Vesting Schedule and Conditions Agreement was changed from June 1, 2023, to October 1, 2023; and

2)      Chiwen ‘Claire’ Wang’s annual salary was set at $72,000, effective January 1, 2024.

On April 30, 2024, Longstar and Chiwen ‘Claire’ Wang entered into an Amended Employment Agreement, which replaced the original stock compensation bonus with a one-time cash bonus of $10,000, thereby nullifying the original Vesting Schedule and Conditions Agreement in its entirety.

Note 11 — Risk and Uncertainties

(a) Major customers (including related parties)

For the fiscal year ended September 30, 2024, two customers accounted for 25% and 12% of the Company’s total revenue, respectively. For the fiscal year ended September 30, 2023, no customer accounted for 10% or more of the Company’s total revenue.

As of September 30, 2024, one customer accounted for 76% of the total balance of accounts receivable. As of September 30, 2023, three customers accounted for 27%, 19%, and 16% of the total balance of accounts receivable, respectively.

Farlong Holding Corporation
Notes to Consolidated Financial Statements
September 30, 2024 and 2023

Note 11 — Risk and Uncertainties (cont.)

(b) Major vendors (including related parties)

For the fiscal year ended September 30, 2024, two vendors accounted for 83% and 11% of the Company’s total purchases, respectively. For the fiscal year ended September 30, 2023, three vendors accounted for 30%, 20%, and 11% of the Company’s total purchases, respectively.

As of September 30, 2024, two vendors accounted for 66% and 18% of the Company’s total balance of accounts payable, respectively. As of September 30, 2023, four vendors accounted for 49%, 19%, 16%, and 12% of the Company’s total balance of accounts payable, respectively.

(c) Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. The Federal Deposit Insurance Corporation standard insurance amount is up to $250,000 per depositor per insured bank. As of September 30, 2024 and 2023, the Company had a cash balance of $1,333,373 and $2,366,064 maintained at banks in the United States, respectively, $1,069,661 and $2,102,356 of which were subject to credit risk, respectively. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company is also exposed to risk from its accounts receivable. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

(d) For the fiscal years ended September 30, 2024 and 2023, over 88% and 42% of the Company’s finished goods are sourced from China. In recent years, and particularly in 2025, the U.S. government has implemented substantial tariffs on a wide range of goods imported from China under various authorities. Current tariff levels on many Chinese goods, potentially including supplements or their raw ingredients/components, are significant, reaching levels that substantially increase the landed cost of the Company’s imported products. Furthermore, the U.S. administration has demonstrated a willingness to modify these tariffs, sometimes rapidly, creating significant uncertainty regarding the Company’s future import costs. Recent statements suggest potential future adjustments, but the timing, scope, and direction of any changes remain highly uncertain. While the Company does not export products to China, broader trade tensions or actions taken by China could still potentially impact global logistics or the availability of certain finished goods relevant to its supply chain.

These tariffs have had, and future tariffs or increases in existing tariffs could have, significant adverse effects on the Company’s business, including:

•        Increased Costs and Reduced Margins: Tariffs directly increase the Company’s cost of goods sold, as the Company is generally responsible for paying the tariffs imposed on the finished supplements imported from its Chinese contract manufacturers. If the Company is unable to pass these increased costs onto its customers, negotiate offsetting price reductions from its manufacturers, or find alternative cost-effective manufacturing options, the gross margins and profitability will be materially and adversely affected;

•        Need for Price Increases and Potential Impact on Demand: To offset higher tariff-related costs, the Company may need to increase the prices of its supplements. Such price increases could make its products less competitive, potentially leading to reduced customer demand, loss of market share, and lower revenue;

•        Supply Chain Disruptions and Costs: The current trade environment could disrupt the Company’s supply chain. While the Company may seek alternative contract manufacturers outside of China to mitigate tariff risks, identifying, qualifying, and transitioning production of our specific supplement formulations to new manufacturers can be a complex, time-consuming, and costly process. Finding manufacturers with the necessary expertise, certifications (for instance, GMP), capacity, and cost-effectiveness for supplement production can be challenging.

Farlong Holding Corporation
Notes to Consolidated Financial Statements
September 30, 2024 and 2023

Note 11 — Risk and Uncertainties (cont.)

•        Competitive Disadvantage: If the Company competitors utilize manufacturers in other countries, are less reliant on suppliers in China, or are better able to mitigate the impact of tariffs, the Company could be placed at a competitive disadvantage; and

•        Uncertainty and Planning Challenges: The ongoing uncertainty surrounding U.S.-China trade relations and tariff policies makes it difficult to forecast costs, plan inventory levels, manage our manufacturing relationships, and implement long-term business strategies, potentially hindering the Company’s growth and operational efficiency.

Any escalation in trade tensions, further increases in tariffs, imposition of quotas, or other restrictions could exacerbate these risks. The cumulative impact of these tariffs and the related uncertainty could materially adversely affect the Company’s business, financial condition, results of operations, and future prospects.

Note 12 — Lease

The Company follows ASC 842 Leases. The Company has one lease agreement for an office and warehouse space in California, which was classified as an operating lease, and one lease agreement for an automobile, which was classified as a finance lease.

The Company recognized lease expenses on a straight-line basis over the lease term for an operating lease. Meanwhile, the Company recognized the finance leases ROU assets and interest on an amortized cost basis. The amortization of finance ROU assets is recognized on an accretion basis as amortization expense, while the lease liability is increased to reflect interest on the liability and decreased to reflect the lease payments made during the period.

On March 5, 2022, the Company entered into a lease agreement for an automobile. The leasing term began on March 5, 2022 and will expire on March 5, 2025, with a monthly payment of $933.

On August 21, 2023, the Company entered into a one-year lease agreement for an office and warehouse in California. The leasing term began on September 1, 2023 and will terminate on August 31, 2024. Under the signed lease documents, the Company had a base rent of $13,000 per month for the period from September 1, 2023 through August 31, 2024. The Company plans to lease the office and warehouse to August 31, 2028. For subsequent years (that is, the period from September 1, 2024 to August 31, 2028), management has estimated annual rent increases as follows:

September 1, 2024 — August 31, 2025: $13,650 per month (estimate)

September 1, 2025 — August 31, 2026: $14,350 per month (estimate)

September 1, 2026 — August 31, 2027: $15,050 per month (estimate)

September 1, 2027 — August 31, 2028: $15,800 per month (estimate)

These monthly rent amounts for years two through five reflect management’s current expectations regarding annual rent escalations, rather than definitive terms spelled out in the lease agreement. The actual rent payable after the first year may differ from the estimates, subject to negotiation, market conditions, and any provisions or amendments that may be agreed upon with the lessor in writing.

Farlong Holding Corporation
Notes to Consolidated Financial Statements
September 30, 2024 and 2023

Note 12 — Lease (cont.)

On August 1, 2024, the Company signed a lease extension agreement for above office and warehouse in California. The original lease shall continue in effect, beginning on September 1, 2024 and ending on August 31, 2028. The annual rent was updated to the following:

September 1, 2024 — August 31, 2025: $13,000 per month;

September 1, 2025 — August 31, 2026: $13,650 per month;

September 1, 2026 — August 31, 2027: $14,333 per month; and

September 1, 2027 — August 31, 2028: $15,050 per month.

On November 15, 2023, the Company entered into a lease agreement for an office in California. The leasing term began on January 1, 2024 and will expire on December 31, 2026. The lease payments are $6,020 per month for the period commencing January 1, 2024 and ending December 31, 2024, $6,261 per month for the period commencing January 1, 2025 and ending December 31, 2025, and $6,511 per month for the period commencing January 1, 2026 and ending December 31, 2026.

Operating and finance lease expenses consisted of the following:

		For the fiscal year ended
	Classification	September 30, 2024	September 30, 2023
Operating lease cost
Lease expenses	General and administrative	$212,981	$14,370
Finance lease cost
Amortization of leased asset	General and administrative	10,110	10,110
Interest on lease liabilities	Other expense-Interest expenses	523	1,043
Total lease expenses		$223,613	$25,523

Weighted-average remaining term and discount rate related to leases were as follows:

	As of September 30, 2024	As of September 30, 2023
Weighted-average remaining term
Operating lease	3.58 years	4.92 years
Finance leases	0.43 years	1.43 years
Weighted-average discount rate
Operating lease	7.61%	7.29%
Finance leases	5.01%	5.01%

Farlong Holding Corporation
Notes to Consolidated Financial Statements
September 30, 2024 and 2023

Note 12 — Lease (cont.)

The supplemental balance sheet information related to leases for the period is as follows:

	As of September 30, 2024	As of September 30, 2023
Operating leases
Right of use asset	722,156	705,614
Lease Liability – current portion	182,332	108,673
Lease Liability – net of current portion	543,995	598,312
Total operating lease liabilities	$726,327	$706,985
Financing leases
Right of use asset	4,212	14,322
Lease Liability – current portion	4,608	10,676
Lease Liability – net of current portion	—	4,608
Total financing lease liabilities	$4,608	$15,284

The following table sets forth the Company’s minimum lease payments in future periods as of September 30, 2024:

	Operating lease payments	Finance lease payments	Total
Twelve months ending September 30,
2025	$231,057	$4,666	$235,723
2026	241,866	—	241,866
2027	192,240	—	192,240
2028	165,541	—	165,541
Thereafter	—	—	—
Total lease payments	830,704	4,666	835,370
Less: discount	(104,377)	(58)	(104,435)
Present value of lease liabilities	$726,327	$4,608	$730,935

Note 13 — Commitments and Contingencies

Lease Commitments:

Refer to Note 12 — Lease for details.

Litigation:

The Company may, from time to time, be involved in legal matters arising in the ordinary course of its business. While the Company is not presently subject to any material legal proceedings, there can be no assurance that such matters will not arise in the future or that any such matters in which the Company is involved, or which may arise in the ordinary course of the Company’s business, will not at some point proceed to litigation or that such litigation will not have a material adverse effect on the business, financial condition or results of operations of the Company.

On June 20, 2024, a lawsuit was filed against Longstar, along with several other entities. The plaintiff, a former employee, alleges a total of $1,222,000 in unpaid compensation from 2016 to 2023. Longstar maintains that the plaintiff’s employment ended on May 21, 2023, and that payroll records confirm all wages were paid in full up to that date. Longstar’s legal counsel has reviewed the claims and concluded that the likelihood of liability is remote. Accordingly, no loss contingency has been recorded, and the Company does not anticipate any material impact on its financial position or operations.

Farlong Holding Corporation
Notes to Consolidated Financial Statements
September 30, 2024 and 2023

Note 14 — Segment Information

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date of issuance of this report. Based on this review, except as disclosed below, the Company did not identify any other subsequent events that would require adjustment or disclosure in the consolidated financial statements.

The key measure of segment profitability that the CODM uses to allocate resources and assess performance is segment profit or loss, as reported on the statements of operations. The following table presents the significant revenue and expense categories of the Company’s single operating segment:

	Fiscal Year Ended September 30,
	2024	2023
Revenue	$765,509	$613,919
Less:
Cost of revenue	296,114	180,537
Operating expenses:
Salary and benefits expenses	940,754	589,273
Professional fees	511,753	119,586
IT related expenses	236,657	20,987
Operating lease expenses	212,981	14,370
Other selling expenses	40,324	105,846
Other general and administrative	504,177	599,996
Other income (expenses), net:
Investment gain from marketable securities	—	187,345
Gain from sale/equity income of investment in unconsolidated entities	—	298,177
Impairment of investment in unconsolidated entities	—	(135,000)
Dividend income	4,270	109,463
Other income, net	17,019	21,015
Income taxes	—	(254,847)
Net loss	$(1,955,962)	$(790,523)

Note 15 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through issuance of report date, when these consolidated financial statements were issued. Based on this review, except as disclosed below, the Company did not identify any other subsequent events that would require adjustment or disclosure in the consolidated financial statements.

On October 7, 2024, the Company entered into an agreement with Beckman Research Institute of the City of Hope (“COH”), a California non-profit public benefit corporation headquartered in Duarte, California. The Company is funding research at COH to explore anti-cancer and immune modulation properties of White Button Mushroom (“WBM”) extracts. The agreement outlines the roles and responsibilities of the Company and COH, the research plan, and the sharing of intellectual property that arises out of the research. The study focus is anti-cancer activities (particularly related to prostate and breast cancer), immune modulation, and in vitro/in vivo testing of WBM extracts supplied by the Company. The term of the agreement is three years (until October 6, 2027), unless earlier terminated. The Company will make funding contributions of a total amount of $137,750 under this agreement.

Farlong Holding Corporation
Notes to Consolidated Financial Statements
September 30, 2024 and 2023

Note 15 — Subsequent Events (cont.)

On October 7, 2024, the Company and COH entered into an agreement whereby the Company is funding research at COH focused on potential anti-diabetes properties of Polygonum capitatum extracts, specifically examining chlorogenic acid, lignan glycosides, and triterpenoid saponins. The term of the agreement is from October 7, 2024 and continuing until December 31, 2028, unless terminated sooner. The Company will make funding contributions of a total amount of $465,000 under this agreement.

On October 7, 2024, the Company and COH entered into an agreement, whereby the Company is funding research at COH to assess the anti-cancer properties of active compounds extracted from Rodgersia Sambucifolia Hemsl. The term of agreement is October 7, 2024 through December 31, 2028, unless terminated earlier. The Company will make funding contributions of a total amount of $465,000 under this agreement.

On January 31, 2025, immediately following the completion of the share exchange with Longstar and Karin Mei Huang, the Company’s then sole stockholder, Karin Mei Huang, entered into a Gift Receipt Agreement (the “Gift Agreement”), pursuant to which she transferred all 40,000,000 shares of the Company’s common stock that she owned (the “Shares”) to two family trusts for estate planning purposes. Specifically:

The KML FAMILY TRUST, of which Lipin Zeng and Karin Mei Huang, husband and wife, serve as co-trustees, received 80% of the Shares, or 32,000,000 shares of the Company’s common stock.

The KMA TRUST, of which Karin Mei Huang serves as trustee, received 20% of the Shares, or 8,000,000 shares of the Company’s common stock.

On March 25, 2025, the Company entered into a loan agreement with Karin Mei Huang, a stockholder, under which Karin Mei Huang provided a loan of $1,600,000 at an annual interest rate of 9.5%. The loan is set to mature on March 25, 2030 and no monthly interest payments shall be due during the first year of the loan term.

On March 31, 2025, the Company entered into an amendment to the loan agreement that was signed on September 15, 2024, to which no monthly interest payments shall be due from April 1, 2025 through March 31, 2026, and monthly interest payments shall resume on April 1, 2026. The deferred interest payments shall not accrue interest at the contractual rate of 9.5%.

[    ] Shares of Common Stock

Farlong Holding Corporation

_____________________

PROSPECTUS

_____________________

US Tiger Securities, Inc.

__________, 2025

Through and including [          ], 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses to be incurred in connection with the issuance and distribution of the securities of Farlong Holding Corporation (the “Registrant”) which are registered under this Registration Statement on Form S-1 (this “Registration Statement”), other than underwriting discounts. All amounts are estimates except the U.S. Securities and Exchange Commission (the “SEC”) registration fee and the Financial Industry Regulatory Authority, Inc. filing fee.

The following expenses will be borne solely by the Registrant:

Amount to be Paid
SEC Registration fee	$	[ ]
Financial Industry Regulatory Authority, Inc. filing fee		[ ]
Nasdaq Listing fees		75,000
Printing and engraving expenses		[ ]
Legal fees and expenses		[ ]
Accounting fees and expenses		[ ]
Transfer Agent’s fees		[ ]
Miscellaneous fees and expenses		[ ]
Total	$	[ ]

Item 14. Indemnification of Directors and Officers.

As authorized by Section 78.751 of the Nevada Revised Statutes, we may indemnify our officers and directors against expenses incurred by such persons in connection with any threatened, pending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative, involving such persons in their capacities as officers and directors, so long as such persons acted in good faith and in a manner which they reasonably believed to be in our best interests. If the legal proceeding, however, is by or in our right, the director or officer may not be indemnified in respect of any claim, issue, or matter as to which he is adjudged to be liable for negligence or misconduct in the performance of his duty to us unless a court determines otherwise.

Under Nevada law, corporations may also purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director or officer (or is serving at our request as a director or officer of another corporation) for any liability asserted against such person and any expenses incurred by him in his capacity as a director or officer. These financial arrangements may include trust funds, self-insurance programs, guarantees, and insurance policies.

Additionally, our Bylaws state that we shall indemnify every (i) present or former director, advisory director, or officer of us, (ii) any person who while serving in any of the capacities referred to in clause (i) served at our request as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, and (iii) any person nominated or designated by (or pursuant to authority granted by) the board of directors or any committee thereof to serve in any of the capacities referred to in clauses (i) or (ii) (each an “Indemnitee”).

Our Bylaws provide that we shall indemnify an Indemnitee against all judgments, penalties (including excise and similar taxes), fines, amounts paid in settlement, and reasonable expenses actually incurred by the Indemnitee in connection with any proceeding in which he was, is, or is threatened to be named as a defendant or respondent, or in which he was or is a witness without being named a defendant or respondent, by reason, in whole or in part, of his serving or having served, or having been nominated or designated to serve, if it is determined that the Indemnitee (a) conducted himself in good faith, (b) reasonably believed, in the case of conduct in his official capacity, that his conduct was in our best interests and, in all other cases, that his conduct was at least not opposed to our best interests, and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful; provided, however, that in the event that an Indemnitee is found liable to us or is found liable on the basis that personal benefit was improperly received by the Indemnitee, the indemnification (i) is limited to reasonable expenses actually incurred by the Indemnitee in connection with the proceeding and (ii) shall not be made in respect of any proceeding in which the Indemnitee shall have been found liable for willful or intentional misconduct in the performance of his duty to us.

Except as provided above, the Bylaws provide that no indemnification shall be made in respect to any proceeding in which such Indemnitee has been (a) found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the Indemnitee’s official capacity, or (b) found liable to us. The termination of any proceeding by judgment, order, settlement, or conviction, or on a plea of nolo contendere or its equivalent, is not of itself determinative that the Indemnitee did not meet the requirements set forth in clauses (a) or (b) above. An Indemnitee shall be deemed to have been found liable in respect of any claim, issue, or matter only after the Indemnitee shall have been so adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom. Reasonable expenses shall include, without limitation, all court costs and all fees and disbursements of attorneys’ fees for the Indemnitee. The indemnification provided shall be applicable whether or not negligence or gross negligence of the Indemnitee is alleged or proven.

In addition, we plan to enter into indemnification agreements with directors, officers and some employees containing provisions that are in some respects broader than the specific indemnification provisions contained in the Nevada Revised Statutes. The indemnification agreements will require our company, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Neither our Bylaws nor our Articles of Incorporation include any specific indemnification provisions for our officers or directors against liability under the Securities Act of 1933, as amended (the “Securities Act”).

Item 15. Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser Common Stock	Date of Issuance	Number of Securities		Consideration/Note
Karin Mei Huang(1)	December 27, 2023	40,000,000	(1)	100% of the equity interests in Longstar Healthpro, Inc.

____________

(1)      On January 31, 2025, Karin Mei Huang transferred all 40,000,000 of her shares of common stock of the Company to two family trusts for estate planning purposes, including (i) 32,000,000 shares to THE KML FAMILY TRUST, with Lipin Zeng and Karin Mei Huang as co-Trustees and (ii) 8,000,000 shares to THE KMA TRUST, with Karin Mei Huang as Trustee.

Item 16. Exhibits and Financial Statement Schedules.

(a)    Exhibits:    Exhibits Pursuant to Item 601 of Regulation S-K:

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement
2.1*	Share-for-Share Exchange Agreement by and Between Longstar Healthpro, Inc., Farlong Holding Corporation, and the Sole Shareholder of Longstar Healthpro, Inc., dated December 27, 2023
3.1*	Articles of Incorporation of Farlong Holding Corporation, filed with the Secretary of State of Nevada on October 26, 2023
3.2*	Bylaws of Farlong Holding Corporation
4.1*	Specimen Common Stock Certificate
5.1*	Opinion of Hunter Taubman Fischer & Li LLC regarding the validity of the shares of Common Stock being registered
10.1*	Offer Letter between Longstar Healthpro, Inc. and Chiwen “Claire” Wang, dated May 15, 2023
10.2*	Vesting Schedule and Conditions Agreement between Longstar Healthpro, Inc. and Chiwen “Claire” Wang, dated June 1, 2023
10.3*	Amended Employment Agreement between Longstar Healthpro, Inc. and Chiwen “Claire” Wang, dated April 30, 2024
10.4*	Offer Letter between Longstar Healthpro, Inc. and Lipin Zeng, dated April 20, 2023
10.5*	Offer Letter between Longstar Healthpro, Inc. and Jackson Kwok, dated February 12, 2024
10.6*	Loan Agreement between Longstar Healthpro, Inc. and Karin Mei Huang, dated September 15, 2024
10.7*	Amendment to Loan Agreement between Longstar Healthpro, Inc. and Karin Mei Huang, dated March 31, 2025
10.8*	Loan Agreement between Longstar Healthpro, Inc. and Karin Mei Huang, dated March 25, 2025
10.9*	Research agreement regarding White Button Mushroom between Farlong Nutraceutical Inc. and City of Hope, dated October 7, 2024
10.10*	Research agreement regarding Polygonum capitatum between Farlong Nutraceutical Inc. and City of Hope, dated October 7, 2024
10.11*	Research agreement regarding Rodgersia Sambucifolia Hemsl between Farlong Nutraceutical Inc. and City of Hope, dated October 7, 2024
14.1*	Code of Business Conduct and Ethics
21.1*	Subsidiaries
23.1*	Consent of WWC, P.C.
23.2*	Consent of Hunter Taubman Fischer & Li LLC (included in Exhibit 5.1)
24.1*	Power of Attorney (included on the signature page to this Registration Statement)
99.1*	Audit Committee Charter
99.2*	Compensation Committee Charter
99.3*	Consent of Russell Morgan
99.4*	Consent of Zhiliang Zhou
99.5*	Consent of Stephanie Chang
107*	Filing Fee Table

____________

*        To be filed by amendment.

(b)    Financial Statement Schedule.

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(a)     The undersigned registrant hereby undertakes that:

(1)    to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii), and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)    that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offerings.

(4)    that, for the purpose of determining liability under the Securities Act to any purchaser:

(i)     if the issuer is relying on Rule 430B:

(A)    each prospectus filed by the undersigned issuer pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)    each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offerings described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)    if the issuer is relying on Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     any preliminary prospectus or prospectus of the undersigned Registrant relating to the offerings required to be filed pursuant to Rule 424;

(ii)    any free writing prospectus relating to the offerings prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)   the portion of any other free writing prospectus relating to the offerings containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)   any other communication that is an offer in the offerings made by the undersigned Registrant to the purchaser.

(b)    The undersigned Registrant hereby undertakes that:

(1)    for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Walnut, California on ___________, 2025.

FARLONG HOLDING CORPORATION
By:
Name:	Jackson Kwok
Title:	Chief Executive Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jackson Kwok, with full power of substitution, as his or her, true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME	POSITION	DATE
	Chief Executive Officer	_____________, 2025
Jackson Kwok	(Principal Executive Officer and Director)
	Chief Financial Officer and Director	_____________, 2025
Chiwen “Claire” Wang	(Principal Accounting and Financial Officer)